Exhibit 2.1

Execution Version

EQUITY AND ASSET PURCHASE AGREEMENT

by and among

COLFAX CORPORATION,

as Seller,

THE ENTITIES SET FORTH ON SCHEDULE I HERETO,

as the Equity Selling Entities,

GRANITE HOLDINGS US ACQUISITION CO.,

as Purchaser,

and

BRILLANT 3047. GMBH,

as German Purchaser

Dated as of May 15, 2019

i

3.24	Intercompany Accounts	47
3.25	Product Liability; Product Warranty; Recalls	47
3.26	No Other Representations or Warranties	47

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER		48
4.1	Organization and Qualification	48
4.2	Authority Relative to this Agreement	48
4.3	Consents and Approvals; No Violations	49
4.4	Financing; Guarantee	49
4.5	Solvency	51
4.6	Litigation	52
4.7	Brokers	52
4.8	Acquisition of Equity for Investment	52
4.9	Ownership; Negotiations	53
4.10	Inspections; Limitation of Seller’s Warranties	53

ARTICLE V ADDITIONAL AGREEMENTS		53
5.1	Access to Books and Records	53
5.2	Confidentiality	54
5.3	Efforts	55
5.4	Conduct of Business	58
5.5	Limitation on Assignment of Transferred Assets; Third-Party Consents	61
5.6	Public Announcements	62
5.7	Guarantees	63
5.8	Intercompany Accounts; Affiliate Contracts	64
5.9	German PLTA	65
5.10	Insurance	67
5.11	Litigation Support	68
5.12	Recordation of Transfer of Certain Transferred Assets	68
5.13	Non-Solicitation; Non-Competition	68
5.14	Directors and Officers	70
5.15	Seller Marks	71
5.16	Misallocated Assets	72
5.17	Payments	73
5.18	Notification of Certain Matters	73
5.19	Misdirected Correspondence	74
5.20	Transition Services Agreement	74
5.21	Financing	74
5.22	Financing Cooperation	77
5.23	Pre-Closing Restructuring	81
5.24	Debt Facilities	82
5.25	Cash on Hand	82
5.26	Seller Name Change	82
5.27	Intellectual Property Assignment	82
5.28	Other Pre-Closing Actions	83

ARTICLE VI EMPLOYEE MATTERS COVENANTS		83
6.1	Transferred Employees	83
6.2	Compensation and Benefits	85
6.3	WARN and Corresponding State Laws	87
6.4	Unused Vacation, Sick Leave and Personal Time	88
6.5	Workers’ Compensation	88
6.6	No Third-Party Beneficiaries	88

ARTICLE VII TAX MATTERS		89
7.1	Straddle Periods	89
7.2	Tax Returns	89
7.3	Certain Tax Refunds	91
7.4	Tax Proceedings	91
7.5	Cooperation and Exchange of Information	92
7.6	Tax Sharing Agreements	93
7.7	Tax Treatment of Payments	93
7.8	Certain Actions	93
7.9	Section 338(h)(10) Election	93
7.10	Transfer Taxes	93
7.11	Indirect Capital Gains Taxes	94
7.12	Disputes	94

ARTICLE VIII CONDITIONS TO OBLIGATIONS TO CLOSE		95
8.1	Conditions to Obligation of Each Party to Close	95
8.2	Conditions to Purchaser’s Obligation to Close	95
8.3	Conditions to Seller’s Obligation to Close	96
8.4	Frustration of Closing Conditions	97

ARTICLE IX TERMINATION		97
9.1	Termination	97
9.2	Effect of Termination	98

ARTICLE X INDEMNIFICATION		101
10.1	Survival	101
10.2	Indemnification by Seller	101
10.3	Indemnification by Purchaser	102
10.4	Indemnification for Taxes	102
10.5	Indemnification Procedures	102
10.6	Exclusive Remedies	104
10.7	Additional Indemnification Provisions	104
10.8	Mitigation	104
10.9	Limitation of Liability	104
10.10	Representation and Warranty Insurance	105

ARTICLE XI GENERAL PROVISIONS		105
11.1	Interpretation; Absence of Presumption	105
11.2	Headings; Definitions	106

11.3	Governing Law; Jurisdiction and Forum; Waiver of Jury Trial	106
11.4	Entire Agreement	108
11.5	No Third-Party Beneficiaries	108
11.6	Expenses	108
11.7	Notices	108
11.8	Successors and Assigns	109
11.9	Amendments and Waivers	109
11.10	Severability	110
11.11	Specific Performance	110
11.12	Release	111
11.13	Bulk Sale Laws	112
11.14	No Admission	112
11.15	Further Assurances	112
11.16	Counterparts	112
11.17	Waiver of Claims Against Financing Sources	112

Exhibits

Exhibit A-1:	Equity Commitment Letter
Exhibit A-2:	Limited Guaranty
Exhibit B:	Form of Assignment and Assumption Agreement and Bill of Sale
Exhibit C:	Form of Transition Services Agreement

Schedules

Schedule I-A:	Equity Selling Entities
Schedule I-B:	Acquired Companies
Schedule II:	Accounting Principles
Schedule III:	Business Employees
Schedule IV:	Excluded Contracts
Schedule V:	Excluded Assets
Schedule VI:	Assumed Liabilities
Schedule VII:	Excluded Liabilities

Seller Disclosure Schedule

v

EQUITY AND ASSET PURCHASE AGREEMENT

This EQUITY AND ASSET PURCHASE AGREEMENT, dated as of May 15, 2019 (this “Agreement”), is by and among Colfax Corporation, a Delaware corporation (“Seller”), each entity set forth on Schedule I-A (each, an “Equity Selling Entity” and collectively, the “Equity Selling Entities”), Granite Holdings US Acquisition Co., a Delaware corporation (“Purchaser”), and Brillant 3047. GmbH, a company organized under the laws of Germany (“German Purchaser” and, together with Purchaser, “Purchasers”) (each of Seller, the Equity Selling Entities and Purchaser, a “Party”, and collectively, the “Parties”).

RECITALS

WHEREAS, the Equity Selling Entities directly own all of the issued and outstanding capital stock of each of the entities set forth on Schedule I-B (each, an “Acquired Company” and collectively, the “Acquired Companies”);

WHEREAS, Seller owns, directly or indirectly through one or more Asset Selling Entities, the Transferred Assets;

WHEREAS, the Parties desire that (a) the Equity Selling Entities sell and transfer all of the Equity of the Acquired Companies to Purchaser, (b) Seller sell and transfer, or cause the Asset Selling Entities to sell and transfer, the Transferred Assets to Purchaser and (c) Purchaser assume the Assumed Liabilities, in each case upon the terms and conditions set forth herein;

WHEREAS, prior to effecting the sale of the Equity of the Acquired Companies and the sale of the Transferred Assets to Purchaser, Seller and its Affiliates desire to effect the Pre-Closing Restructuring Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a material condition and inducement to Seller’s willingness to enter into this Agreement, Purchaser and KPS Special Situations Fund IV, LP, an Alberta limited partnership, KPS Special Situations Fund IV (A), LP, an Alberta limited partnership and KPS Special Situations Fund IV (B), LP, an Alberta limited partnership (each, a “Sponsor” and, collectively, “Sponsors”) have entered into an equity commitment letter (the “Equity Commitment Letter”), dated as of the date hereof, a copy of which is attached hereto as Exhibit A-1;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a material condition and inducement to Seller’s willingness to enter into this Agreement, Purchaser has delivered a limited guaranty (the “Limited Guaranty”) from Sponsors in favor of Seller and pursuant to which, subject to the terms and conditions contained therein, Sponsor is guaranteeing certain obligations of Purchaser in connection with this Agreement, a copy of which is attached hereto as Exhibit A-2; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

1.1 Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Accounting Principles” shall mean the policies and principles identified on Schedule II.

“Acquired Group Company” shall mean any Acquired Company or any of its Subsidiaries.

“Action” shall mean any claim, charge, action, audit, suit, arbitration, litigation or other proceeding.

“Adjustment Amount” shall mean an amount equal to the sum of, without duplication, (i) Closing Cash, minus (ii) Closing Indebtedness, plus (iii) the aggregate amount (if any) by which Closing Working Capital is greater than Target Working Capital, minus (iv) the aggregate amount (if any) by which Closing Working Capital is less than Target Working Capital, minus (v) Transaction Expenses.

“Adjustment Calculation Time” shall mean 11:59 p.m. (New York time) on the day immediately prior to the Closing Date.

“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly controls or is controlled by or is under common control with such first Person; provided, that from and after the Closing, (i) the Acquired Group Companies shall not be considered Affiliates of Seller or Seller’s Affiliates and (ii) none of Seller or any of Seller’s Affiliates shall be considered an Affiliate of any Acquired Group Company.

“Ancillary Agreements” shall mean, collectively, the Transition Services Agreement and the Assignment and Assumption Agreement and Bill of Sale.

“Antitrust Law” shall mean all applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, lessening of competition through merger or acquisition, or effectuating foreign investment, including the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act and the Federal Trade Commission Act of 1914, as amended.

“Asset Selling Entities” shall mean Seller and/or one or more of its Subsidiaries that holds Transferred Assets.

“Assignment and Assumption Agreement and Bill of Sale” shall mean the Assignment and Assumption Agreement and Bill of Sale for the Transferred Assets and the Assumed Liabilities, by and among Seller, the applicable Asset Selling Entities and Purchaser (and any of its applicable designees), substantially in the form attached as Exhibit B.

“Base Purchase Price” shall mean $1.8 billion.

“Benefit Plan” shall mean each employee compensation and/or benefit plan, program, policy, agreement or other arrangement, including any employee welfare plan within the meaning of Section 3(1) of ERISA or any disability, medical, permanent health, or other similar insurance plan or scheme in any jurisdiction outside of the United States, and any employee pension benefit plan applicable to any Business Employee in any jurisdiction, any employee pension benefit plan within the meaning of Section 3(2) of ERISA in the United States, or as defined under local law in jurisdictions outside of the United States, in each case, whether or not such plan is subject to ERISA or any similar or equivalent provision under local law in jurisdictions outside of the United States, and any bonus, commission, incentive, service-related reward, deferred compensation, vacation, stock purchase, stock option, severance, retention, employment, change of control or fringe benefit plan, program or agreement, other than a Multiemployer Plan or a plan, scheme, program or arrangement sponsored or administered by a Governmental Entity or required by applicable Law, in each case that is sponsored, maintained, contributed or entered into by Seller or any of its Affiliates for the benefit of (in whole or in part) one or more of the Business Employees.

“Business” shall mean the business of (i) manufacturing and producing air and gas handling equipment and steam turbines, including compressors, fans and heat exchangers and (ii) developing, producing and selling software, service and auxiliary hardware to support air and gas handling equipment, in each case as such business is presently conducted by Seller and its Subsidiaries.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in New York, New York and London, United Kingdom are required or authorized by Law to be closed.

“Business Employee” shall mean (i) any employee of an Acquired Group Company and (ii) any employee of Seller or any other Seller Person, in each case, who is as of the Closing Date primarily dedicated to the Business and including, in each case, any individual on long- or short-term disability, vacation, leave for workers’ compensation or other approved leave of absence, but excluding, in each case, any individual listed on Schedule III to this Agreement.

“Business Employee Plan” shall mean each Benefit Plan maintained, sponsored or contributed to solely for the benefit of the Business Employees, other than the Seller U.K. Pension Plan.

“Business Intellectual Property” shall mean (i) the Intellectual Property owned by any Acquired Group Company and (ii) the Transferred IP.

“Cash on Hand” shall mean, without duplication, the total amount of cash and cash equivalents of the Acquired Group Companies, which, for the avoidance of doubt, shall include all issued and uncleared checks, wire transfers, and drafts written or made for the account of the Acquired Group Companies and exclude all issued and uncleared checks, wire transfers and drafts written or made from the accounts of the Acquired Group Companies.

“Closing Cash” shall mean (i) Cash on Hand of the Acquired Group Companies as of the Adjustment Calculation Time minus (ii) Excess Cash Amount.

“Closing Indebtedness” shall mean the aggregate amount of Indebtedness of the Acquired Group Companies outstanding immediately prior to the Closing.

“Closing Working Capital” shall mean Working Capital of the Business as of the Adjustment Calculation Time.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Combined Tax Return” shall mean any affiliated, consolidated, combined, unitary or other group Tax Return that includes (or otherwise reflects the income or operations of) at least one Seller Person, on the one hand, and any Acquired Group Company, on the other hand.

“Compliant” shall mean, with respect to the Required Financing Information, that (i) such Required Financing Information does not contain any untrue statement of a material fact regarding the Business, or omit to state any material fact regarding the Business necessary in order to make such Required Financing Information not misleading under the circumstances (giving effect to all supplements and updates provided thereto); (ii) such Required Financing Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on a registration statement on Form S-1 that are applicable to such Required Financing Information (other than such provisions for which compliance is not customary in a Rule 144A offering of high-yield debt securities); and (iii) the financial statements and other financial information included in such Required Financing Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of high-yield debt securities under Rule 144A promulgated under the Securities Act and are sufficient to permit the Business’ independent public accountants to issue a customary “comfort” letter to the Financing Sources to the extent required as part of the Debt Financing, including as to negative assurances and change period, in order to consummate any offering of debt securities on any day during the Marketing Period (and such accountants have confirmed they are prepared to issue a comfort letter subject to their completion of customary procedures).

“Confidentiality Agreement” shall mean that certain letter agreement, dated as of January 25, 2019, by and between Seller and KPS Capital Partners, LP.

“Contract” shall mean any legally binding agreement, contract, license, lease, obligation or undertaking, other than a Benefit Plan.

“control” shall mean, as to any Person, the power, whether directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Data Room” shall mean the electronic data room entitled “Project Granite”, hosted by Merrill Communications LLC and located at <https://datasiteone.merrillcorp.com/global/>.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or safety (to the extent relating to exposure to Hazardous Substances) or the environment, including Laws relating to the exposure to, or release, threatened release or the presence of Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport, handling or disposal of Hazardous Substances and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business treated as a single employer with the Seller, any Acquired Group Company or any Asset Selling Entity under Section 414(b) or (c) of the Code or Section 4001(b)(1) of ERISA.

“ERISA Affiliate Liability” shall mean any liability under Title IV of ERISA, Section 302 of ERISA, or Sections 412, 4971 or 4980B of the Code that is imposed on an Acquired Group Company solely as a result of it being an ERISA Affiliate with any other Person.

“Estimated Adjustment Amount” shall mean an amount (which may be a positive or negative number) equal to the sum of (i) Estimated Cash minus (ii) Estimated Indebtedness plus (iii) the aggregate amount (if any) by which Estimated Working Capital is greater than Target Working Capital minus (iv) the aggregate amount (if any) by which Estimated Working Capital is less than Target Working Capital minus (iv) Estimated Transaction Expenses (if any).

“Estimated Purchase Price” shall mean (i) the Base Purchase Price minus (ii) the Minority Interest Amount plus (iii) the Estimated Adjustment Amount.

“Excess Cash Amount” shall mean the aggregate amount, if any, by which Cash on Hand in each of the jurisdictions listed on Section 1.1(a) of the Seller Disclosure Schedule as of the Adjustment Calculation Time exceeds the amount listed in the column titled “Maximum Cash Amount” for each such jurisdiction.

“Excess Cash Payment Amount” shall mean (i) the Excess Cash Amount, minus (ii) Minority Interest Cash minus (iii) Repatriation Friction.

“Excluded Contract” shall mean each of the Contracts set forth on Schedule IV.

“Excluded Tax Asset” shall mean any item of loss, deduction, credit, or recapture of credit (or other item that could reduce a Tax) of or relating to (i) any Taxes of any Seller Person or with respect to the Business, the Transferred Assets or the Acquired Group Companies for any Pre-Closing Tax Period, (ii) any Excluded Tax Liability, or (iii) any payment, Loss, obligation, liability or Tax that any Seller Person is responsible for under this Agreement or otherwise.

“Financing Sources” shall mean the agents, arrangers, lenders and other financial institutions that have committed to provide or arrange the Debt Financing in connection with the transactions contemplated hereunder, including the parties to the Debt Commitment Letter and any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates and their and their respective Affiliates’ current, former or future officers, directors, employees, partners, trustees, shareholders, equityholders, managers, members, limited partners, controlling persons, advisors, attorneys, agents and representatives and respective successors and assigns of the foregoing Persons.

“GAAP” shall mean generally accepted accounting principles in the United States.

“German Acquired Companies” shall mean each Acquired Company identified on Schedule I-B as being organized under the laws of Germany.

“German GAAP” shall mean the German generally accepted accounting principles as set out in the German Commercial Code.

“German Seller” shall mean Howden Group Holdings GmbH.

“Government Shutdown” shall mean any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Entity affecting a national or federal government as a whole.

“Governmental Entity” shall mean any multinational, national, federal, territorial, state or local, whether foreign or domestic, governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Substance” shall mean any substances defined, listed, classified or regulated as “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “contaminants”, “pollutants”, “wastes”, “radioactive materials”, “petroleum”, or “oils” under any Environmental Law and any material, substance or organism for which standards of liability or conduct are imposed pursuant to Environmental Laws due to its hazardous, dangerous, toxic or deleterious properties or characteristics, including without limitation asbestos or asbestos-containing materials, petroleum or petroleum byproducts, radon, toxic mold, and polychlorinated biphenyls.

“HR CBA” shall mean the Agreement between Howden Roots LLC, Connersville, Indiana Operations and the UAW (effective April 8, 2018 - April 30, 2021).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person shall mean, without duplication, (i) indebtedness of such Person for borrowed money; (ii) advances, or interest rate, currency, commodity or other derivative, swap or hedging transactions; (iii) indebtedness evidenced by notes, debentures, mortgages, bonds or other similar instruments the payment of which such Person is responsible or liable; (iv) all liabilities of such Person issued or assumed as the deferred purchase price of property, including all notes and “earn-out” payments (but excluding trade accounts payable and other accrued current liabilities to the extent included in the calculation of Closing Working Capital); (v) capital lease obligations; (vi) performance bonds, bank guarantees (including any advance payment, performance or retention guarantees) or letters of credit, but only to the extent drawn or called at such time; (vii) all accrued but unpaid interest, prepayment premiums, make-whole payments, termination or breakage costs or penalties and all fees and other expenses on the foregoing; (viii) the Unfunded International Pension Liability Amount; (ix) all obligations of the type referred to in clauses (i) through (viii) of any Person the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor or surety; and (x) any liabilities or obligations set forth on Section 1.1(b) of the Seller Disclosure Schedule; provided, that Indebtedness shall not include (A) any amounts to the extent included in the calculation of Closing Working Capital or Seller Transaction Expenses or (B) for the avoidance of doubt, any liabilities or obligations in respect of letters of credit and bank guarantees (including any advance payment, performance or retention guarantees) to the extent undrawn or uncalled.

“Indirect Capital Gains Taxes” shall mean any indirect capital gains taxes or surcharges imposed or assessed by the People’s Republic of China or any other jurisdiction as a result of the direct or indirect equity transfers resulting from the transactions contemplated by this Agreement, in each case, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including all interest, penalties and additions imposed with respect to such amounts, imposed by any Tax Authority or additional amounts in respect of the foregoing or the failure to pay any such amount or file any Tax Return.

“Intellectual Property” shall mean the following, as they exist anywhere in the world, whether registered or unregistered: (a) patents, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof); (b) Marks, taglines, social media identifiers (such as a Twitter® Handle) and related accounts and all goodwill related thereto; (c) copyrights, mask works and designs; (d) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information and other proprietary information and rights; (e) computer software programs, including all source code, object code, specifications, designs and documentation related thereto; and (f) domain names, Internet addresses and other computer identifiers.

“Inter-Company Trade Payables” shall mean the net amount of intercompany trade payables and receivables between Seller and its Subsidiaries (other than the Acquired Group Companies), on the one hand, and the Acquired Group Companies, on the other hand, captured in Accounts A118100, A118105, L202100 and L202015.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge of Purchaser” shall mean the actual knowledge of Raquel Palmer and Rahul Sevani, assuming the reasonable discharge of such Person’s duties in a professional manner.

“Knowledge of Seller” shall mean the actual knowledge of Ian Brander, Alastair Irvine, Terry Ross, Massimo Bizzi, Fred Hearle, Soren Jensen, Mark Sanders, Allan Kristensen, Martin Zijlmans, Eric Vemer, Jen Robertson, Fionnuala Barrie, David Strain and Dan Pryor, assuming the reasonable discharge of such Person’s duties in a professional manner.

“Labor Laws” shall mean any Laws relating to employment, employment standards and practices, employment of minors, employment discrimination, immigration, workplace health and safety, collective bargaining, labor relations, employment tax withholding, wages, hours, family and medical and other leave of absence workplace insurance or pay equity.

“Law” shall mean any federal, national, state, or local, whether foreign or domestic, law, statute, regulation, ordinance, rule, judgment, order or decree, in each case having the force and effect of law, or any similar form of decision or approval of, or determination by, or any binding interpretation or administration of any of the foregoing by, any Governmental Entity in effect as of the date of this Agreement.

“Liens” shall mean all liens, pledges, charges, claims, security interests, purchase agreements, options, licenses, conditions, covenants, restrictions on transfer or other encumbrances.

“Losses” shall mean all losses, costs, interest, charges, expenses (including reasonable attorneys’ fees), obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, assessments or deficiencies; provided that “Losses” shall not include any punitive damages, except to the extent actually payable to a third party.

“Marketing Period” shall mean the first period of eighteen (18) consecutive Business Days commencing after the date of this Agreement throughout and at the end of which (i) Purchaser has the Required Financing Information and the Required Financing Information is Compliant, (ii) the conditions set forth in Section 8.1 have been satisfied (other than those conditions that by their nature can only be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) and (iii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.1 to fail to be satisfied (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), assuming that the Closing were to be scheduled at any time during such eighteen (18) consecutive Business Day period; provided that (A) July 4, 2019 and July 5, 2019, November 27, 2019 and November 29, 2019 shall not be considered Business Days for purposes of such period (provided, however, that such exclusion shall not restart such period) and (B) (i) if such eighteen (18) consecutive Business Day period shall not have fully elapsed on or prior to August 16, 2019, then such period will not commence any earlier than September 3, 2019 and (ii) if such eighteen (18) consecutive Business Day period shall not have fully elapsed on or prior to December 23, 2019, then such period will not commence any earlier than January 3, 2020; provided, further, the Marketing Period shall not commence or be deemed to have commenced if, prior to the completion of such eighteen (18) consecutive Business Day period, (I) the independent registered accounting firm for the Seller shall have withdrawn its audit opinion with respect to any audited financial statements included in the Required Financing Information, in which case such eighteen (18) consecutive Business Day period shall not commence until the time at which, as applicable, a new authorization letter or a new unqualified audit opinion is issued with respect to such audited financial statements by the Seller’s independent registered accounting firm or another independent public accounting firm of recognized national standing reasonably acceptable to Purchaser, (II) Seller shall have publicly announced any intention to, or determines that it must, restate any financial statements included in the Required Financing Information, in which case such eighteen (18) consecutive Business Day period shall not commence or be deemed to commence unless and until such restatement has been completed and the applicable Required Financing Information has been amended or Seller has concluded that no restatement shall be required in accordance with GAAP, or (III) any Required Financing Information would not be Compliant at any time during such eighteen (18) consecutive Business Day period or otherwise does not include the “Required Financing Information” as defined (it being understood that if any Required Financing Information provided at the commencement of such eighteen (18) consecutive Business Day period ceases to be Compliant or otherwise does not include the “Required Financing Information” as defined during such eighteen (18) consecutive Business Day period, then such eighteen (18) consecutive Business Day period will be deemed not to have commenced). If Seller in good faith reasonably believes it has provided the Required Financing Information, Seller may deliver to Purchaser a written notice to that effect (stating when it believes it has completed such delivery), in which case Seller shall be deemed to have complied with its obligation to provide the Required Financing Information on the date of delivery of such notice, unless Purchaser in good faith reasonably believes Seller has not completed the delivery of the Required Financing Information and within two (2) Business Days after the delivery of such notice by Seller, delivers a written notice to Seller to that effect (stating with specificity which Required Financing Information Seller has not delivered; provided that Seller shall be deemed to have completed such delivery upon the delivery of the items specified in such notice). Notwithstanding the foregoing, the Marketing Period will end on any earlier date on which the Debt Financing is consummated.

“Marks” shall mean fictional business names, corporate names, trade names, trade dress rights, registered and unregistered trademarks and service marks, Internet domain names, social media identifiers (such as a Twitter® Handle) and related accounts and other sources of origin and applications for any of the foregoing.

“Material Adverse Effect” shall mean any event, development, circumstance, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the assets, liabilities, condition (financial or otherwise) or results of operation of the Business, taken as a whole, or (ii) the ability of Seller or the other Seller Persons to consummate timely the transactions contemplated by this Agreement and the Ancillary Agreements; provided, however, that, in the case of the foregoing clause (i), no event, development, circumstance, change or effect resulting from or arising out of any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a “Material Adverse Effect”: (i) events, developments, changes, circumstances or effects in global or national economic, monetary, or financial conditions, including changes in prevailing interest rates, credit markets, or financial market conditions, (ii) events, developments, circumstances, changes or effects in the industries in which the Business operates, (iii) events, developments, circumstances, changes or effects in global or national political conditions, including, hostilities, the outbreak or escalation of war, acts of sabotage or acts of terrorism, (iv) earthquakes, hurricanes, tsunamis, typhoons, lightning, blizzards, tornadoes, floods, forest fires, and other natural disasters and other force majeure events, (v) changes in applicable Law or the interpretation thereof or changes in GAAP or the interpretation thereof, in each case after the date hereof, (vi) any failure by the Business to meet any internal or other projections or forecasts or estimates of revenue or earnings for any period (it being understood that the underlying facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there is or has been a Material Adverse Effect), (vii) any actual or potential break-up of any existing political or economic union of or within any country or countries or any actual or potential exit by any country or counties from, or suspension or termination of its or their membership in, any such political or economic union, (viii) any Government Shutdown, (ix) events, developments, circumstances, changes or effects attributable to the announcement of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, solely to the extent such events, developments, circumstances, changes or effects relate to the identity of Purchaser or any of its Affiliates as the acquiror of the Business, or (ix) events, developments, circumstances, changes or effects arising out of any action taken by Seller or any of its Subsidiaries or any of their respective Affiliates at the written request of Purchaser (other than compliance with the terms of this Agreement or an Ancillary Agreement); provided, however, that any event, development, circumstance, change or effect referred to in clauses (i) through (v) or (vii) or (viii) immediately above may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, development, circumstance, change or effect has a disproportionate effect on the Business relative to other companies in the industries, geographic locations or markets in which the Business operates.

“Minority Interest Amount” shall mean an amount equal to $83 million.

“Minority Interest Cash” shall mean the aggregate amount, for all jurisdictions listed on Section 1.1(a) of the Seller Disclosure Schedule, equal to (i) the amount, if any, by which Cash on Hand in each such jurisdiction exceeds the amount listed in the column titled “Maximum Cash Amount” for each such jurisdiction multiplied by (ii) the percentage listed in the column titled “Minority Amount” for each such jurisdiction.

“Multiemployer Plan” shall mean a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Order” shall mean any outstanding order, judgment, writ, injunction, stipulation, award or decree.

“Organizational Document” shall mean any of the following, as applicable: (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) limited liability company agreement or operating agreement and the certificate of formation of a limited liability company; (v) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person; and (vi) any amendment, side letter or binding interpretation of any of the foregoing.

“Permits” shall mean all licenses, permits, franchises, approvals, registrations, authorizations, consents or orders of, or filings with, any Governmental Entity.

“Permitted Liens” shall mean the following Liens: (i) Liens specifically disclosed or reflected on the Financial Statements; (ii) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Financial Statements in accordance with GAAP; (iii) statutory Liens of landlords, lessors or renters for amounts not yet due or payable or that are being contested in good faith, and in each case for which adequate reserves have been established on the Financial Statements in accordance with GAAP; (iv) Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by applicable Law and on a basis consistent with past practice or in the ordinary course of business, and in each case for which adequate reserves have been established on the Financial Statements in accordance with GAAP; (v) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; (vi) Liens incurred in the ordinary course of business securing obligations or liabilities that are not material to the Business; (vii) defects or imperfections of title, easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances that do not materially affect the use of real property as used by the Business as of the date hereof; (viii) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions which are not violated by use of real estate as used by the Business as of the date hereof; (ix) non-exclusive licenses of Intellectual Property; (x) Liens approved in writing by Purchaser or incurred as a result of any action of Purchaser or its Affiliates; and (xi) Liens described on Section 1.1(c) of the Seller Disclosure Schedule; provided that, notwithstanding anything to the contrary herein, in no event will any Lien unrelated to the Business be considered a Permitted Lien.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“Personal Data” shall mean any non-public personal information that directly identifies or, together with other personal information, reasonably can be used to identify an individual.

“PLTA Period” shall mean the period starting on January 1, 2019 and ending the Closing Date.

“PLTAs” shall mean the profit and loss transfer agreements entered into between the German Seller and each of the German Acquired Companies.

“Post-Closing Tax Period” shall mean any taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Tax Period” shall mean any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Purchaser Termination Fee” shall mean have the meaning set forth on Section 1.1(d) of the Seller Disclosure Schedule.

“Repatriation Friction” shall mean the aggregate amount, for all jurisdictions listed on Section 1.1(a) of the Seller Disclosure Schedule, equal to (i) (A) the amount, if any, by which Cash on Hand in each jurisdiction listed on Section 1.1(a) of the Seller Disclosure Schedule exceeds the amount listed in the column titled “Maximum Cash Amount” for each such jurisdiction minus (B) the Minority Interest Cash Amount for such jurisdiction multiplied by (ii) the percentage listed in the column titled “Tax Friction” for such jurisdiction.

“Representative” shall mean, with respect to any Person, such Person’s directors, officers, employees, advisors, agents, consultants, attorneys, accountants, investment bankers or other representatives.

“Required Financing Information” shall mean (i) all financial statements, financial data, audit reports and other financial information regarding the Business of the type that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of debt securities on a registration statement on Form S-1 under the Securities Act of the Business to consummate the offering of high-yield debt securities contemplated by the Debt Commitment Letters, assuming that such offering was consummated at the same time during the Business’ fiscal year as such offering of debt securities will be made (including all audited financial statements (which, for the avoidance of doubt, shall consist of audited statements of income, equity and cash for the fiscal years ended December 31, 2016, December 31, 2017 and December 31, 2018 and audited balance sheets for the fiscal years ended December 31, 2017 and December 31, 2018) and all subsequent unaudited quarterly interim financial statements, including applicable comparison period, which will have been reviewed by the Business’ independent public accountants as provided in Statement on Auditing Standards 100); (ii) information reasonably requested by Purchaser in the preparation of the pro forma financial statements referred to in Section 5.22(a)(v) and (iii) such other pertinent and customary information regarding the Business as may be reasonably requested by Purchaser (or the Financing Sources) to the extent that such information is required in connection with the Debt Commitment Letters or of the type and form customarily included in an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A promulgated under the Securities Act and of the type, form and substance reasonably necessary for an investment bank to receive from the Business’ independent public accountants (and any other accountant to the extent that such financial statements audited or reviewed by such accountants are or would be included in such offering memorandum) customary “comfort” (including “negative assurance” and change period comfort) with respect to the financial information to be included in such offering memorandum. Notwithstanding anything to the contrary in clauses (i), (ii) and (iii) of this definition, nothing will require Seller or any of its Subsidiaries to provide (or be deemed to require Seller to prepare) any Excluded Information.

“Retained Employee Liabilities” shall mean each of the following: (a) any obligation to provide continuation coverage pursuant to COBRA under any Seller Benefit Plan that is a “group health plan” (as defined in Section 5000(b)(1) of the Code) to the Business Employees and/or their qualified beneficiaries with respect to a COBRA qualifying event that occurs prior to the Closing, (b) any ERISA Affiliate Liability incurred prior to the Closing, and (c) any and all liabilities under Seller Benefit Plans that are not expressly assumed by Purchaser under this Agreement.

“Retained Subsidiary” shall mean any Subsidiary of Seller, other than the Acquired Group Companies, after giving effect to the Pre-Closing Restructuring Transactions.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” shall mean a Benefit Plan other than a Business Employee Plan.

“Seller Debt Facilities” shall mean (a) that certain Credit Agreement, dated as of December 17, 2018, among Seller, the other loan parties party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, (b) that certain Indenture, date as of April 19, 2017, among Seller, as issuer, the Subsidiaries of Seller party thereto as guarantors, Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG, London Branch, as paying agent, and Deutsche Bank Luxembourg S.A., as transfer agent, registrar and authenticating agent, and any notes issues pursuant thereto and (c) that certain Indenture, dated as of February 5, 2019, between Seller (as successor to CFX Escrow Corporation), as issuer, and Wilmington Trust, National Association, as trustee, paying agent, registrar and transfer agent.

“Seller Guarantees” shall mean all obligations of Seller or any of the Retained Subsidiaries under any Contract or other obligation in existence as of the Closing Date relating to the Business and for which Seller or any of the Retained Subsidiaries is or may be liable, whether as guarantor, original tenant, primary obligor, Person required to provide financial support in any form whatsoever or otherwise, including obligations under Seller’s advanced payment guarantees, performance guarantees and retention guarantees.

“Seller Marks” shall mean, other than the Transferred Trademarks, any and all Marks owned by Seller or any of its Affiliates (other than the Acquired Group Companies), whether in block letters or otherwise, whether alone or in combination with other words or elements, and including all translations, adaptations, derivations and combinations thereof, and any Marks confusingly similar thereto or embodying any of the foregoing either alone or in combination with other words or elements, together with the goodwill associated with any of the foregoing.

“Seller Person” shall mean any of Seller or its Subsidiaries (other than the Acquired Group Companies).

“Seller U.K. Pension Plan” shall mean the registered pension scheme known as the Howden Group Pension Plan currently governed by a consolidating and updating definitive trust deed and rules made on November 25, 2009, as amended.

“Seller U.S. Pension Plan” shall mean the Colfax Corporation Consolidated Retirement Plan.

“South African Bridge Facility Agreement” shall mean the Bridge Facility Agreement, dated as of October 17, 2018, between Howden Group South Africa Limited and The Standard Bank of South Africa Limited, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Straddle Period” shall mean any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization whether incorporated or unincorporated, of which (i) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first Person (or one of its Subsidiaries) is the general partner or managing member.

“Target Working Capital” shall mean $288,183,000.

“Tax” shall mean (i) any federal, state, local or foreign income, sales and use, transfer, excise, franchise, real and personal property, gross receipt, ad valorem, capital stock, value added, production, business and occupation, disability, social security (or similar) employment, payroll, severance, utility, stamp, alternative or minimum add on or withholding tax or other similar taxes, duties, charges, fee levies, tariffs or assessments of any kind whatsoever, whether disputed or not, imposed by any Tax Authority, and any interest or penalties related thereto, (ii) all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined unitary or aggregate group (or being included in any Tax Return related to such group), in each case, to the extent such relationship existed prior to Closing and (iii) all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other Person (other than any commercial agreement the principal purpose of which does not relate to Taxes or any such agreements that were entered into solely among the Acquired Group Companies) or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.

“Tax Authority” shall mean any Governmental Entity responsible for the administration or the imposition of any Tax.

“Tax Proceeding” shall mean any audit, examination, contest, litigation or other proceeding with or against any Tax Authority.

“Tax Return” shall mean any return, declaration, election, schedule, disclosure, report, claim for refund or information return or statement filed or required to be filed with any Tax Authority relating to Taxes, including any attachment and any amendment thereof.

“Transaction Expenses” shall mean, to the extent not paid as of immediately prior to the Closing, all costs and expenses incurred by any Acquired Group Company in connection with the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including (i) any brokerage, finders’ or other advisory fees, costs, expenses, commissions or similar payments; (ii) legal, accounting, investment banking services and other professional services in connection with the transactions contemplated under this Agreement; and (iii) any stay bonus, transaction completion bonus, discretionary bonus, phantom equity payout, “stay-put” or other compensatory payment, change in control payment, severance payment or similar payment made or required to be made to any current or former Business Employees or any director, independent consultant or contractor, in each case, solely as a result of this Agreement, the Ancillary Agreements or the transactions contemplated hereby and thereby (including the payments made under any Special Incentive Award Agreement or any Cash Incentive Agreement), and excluding any such amounts that become payable as a result of an employee’s involuntary post-Closing termination with Purchaser or any Affiliate thereof), together with the employer’s portion of all withholding, employment, payroll or similar Taxes with respect thereto; provided, however, that, for the avoidance of doubt, Transaction Expenses shall exclude (w) the employer portion of any Social Security Taxes attributable to an employee (A) with a base salary in excess of $132,900, or (B) the W-2 wages of which for the 2018 calendar year exceeded $132,900 and whose W-2 wages for the 2019 calendar year are reasonably expected to exceed $132,900, (x) costs and expenses incurred by any Seller Person contemplated by this Agreement and retained as an Excluded Liability or otherwise; (y) costs and expenses to the extent paid by Seller or any of its Affiliates (including the Acquired Group Companies) prior to the Closing and (z) costs and expenses incurred by any Acquired Group Company or the Business after the Closing.

“Transfer Tax” shall mean any sales, use, transfer, documentary, stamp, value added, real property transfer or other similar Tax imposed on or payable in connection with the transactions contemplated pursuant to this Agreement, other than any Taxes resulting directly from the Pre-Closing Restructuring Transactions. For the avoidance of doubt, Indirect Capital Gains Taxes are not Transfer Taxes.

“Transition Services Agreement” shall mean the Transition Services Agreement between Purchaser or an Affiliate of Purchaser, on the one hand, and certain Seller Persons, as identified therein, on the other hand, to be entered into at the Closing in substantially the form attached hereto as Exhibit C.

“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.

“UAW” shall mean the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, U.A.W., Local Union Number 1118.

“Unfunded International Pension Liability Amount” shall mean the amount determined in accordance with Section 1.1(e) of the Seller Disclosure Schedule.

“Working Capital” shall have the meaning set forth in the Accounting Principles; provided that, for the avoidance of doubt, Working Capital (and the calculation thereof) shall exclude Cash on Hand (including, for the avoidance of doubt, the Excess Cash Amount) and Indebtedness, any income Tax assets and liabilities and any deferred Tax assets and liabilities.

1.2 Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Term	Section
Acquired Companies	Recitals
Acquired Company	Recitals
Acquired Employee	6.1	(a)
Affiliate Contracts	3.22
Agreement	Preamble
Alternate Debt Financing	5.21	(d)
Announcement 7 Reporting Package	7.11
Announcement 7 Returns	7.11
Asset Sale	2.2

Term	Section
Assumed Liabilities	2.4
Audited Financial Statements	8.2	(e)
Automatically Transferring Employee	6.1	(b)
Back-to-Back LCs	5.7	(d)
Business Insurance Policies	5.10
Business Permits	3.11
Business Registered IP	3.18	(a)
Business Staff	3.13	(a)
CBAs	3.13	(b)
Closing	2.1
Closing Date.	2.9
Closing Notice	2.11	(a)
COBRA	6.2	(d)(i)
Covered Persons	5.14	(a)
Debt Commitment Letters	4.4	(a)
Debt Financing	4.4	(a)
Definitive Financing Agreements	5.21	(b)
Disputed Items	2.13	(e)
Effective Time	2.9
Equity	3.2	(a)
Equity Commitment Letter	Recitals
Equity Financing	4.4	(a)
Equity Sale	2.1
Equity Selling Entities	Preamble
Equity Selling Entity	Preamble
Estimated Cash	2.11	(a)
Estimated Excess Cash Amount	2.11	(a)
Estimated Indebtedness	2.11	(a)
Estimated Transaction Expenses	2.11	(a)
Estimated Working Capital	2.11	(a)
Excluded Assets	2.3
Excluded Information	5.22	(a)
Excluded Insurance Policies	5.10
Excluded Liabilities	2.5
Excluded Tax Liability	2.5	(b)
Fee Letter	4.4	(a)
Final Adjustment Amount	2.13	(g)
Final Post-Closing Adjustment Statement	2.13	(g)
Financial Statements	3.5	(a)
Financing	4.4	(a)
Financing Letters	4.4	(a)
German Purchaser	Preamble
Indemnification Agreements	5.14	(a)
Indemnification L/C	5.7	(c)
Indemnified Party	10.5	(a)

Term	Section
Indemnifying Party	10.5	(a)
Independent Accounting Firm	2.13	(e)
Initial Closing Adjustment Amount	2.13	(a)
Initial Post-Closing Adjustment Statement	2.13	(a)
Leased Real Property	3.14	(b)
Limited Guaranty	Recitals
Material Contracts	3.17	(a)
New Debt Commitment Letters	5.21	(d)
New Plans	6.2	(c)
Non-Assignable Assets	5.5	(a)
Notice of Disagreement	2.13	(d)
Objection Notice	2.7	(b)
Offer Employee	6.1	(c)
Old Plans	6.2	(c)
Outside Date	9.1	(b)(i)
Owned Real Property	3.14	(a)
Parties	Preamble
Party	Preamble
Payoff Amount	5.24	(b)
PLTA Loss Compensation Claim	5.9	(d)
PLTA Profit Transfer Claim	5.9	(d)
PLTA Shareholder Loan	5.9	(f)
PLTA Termination Accounts	5.9	(b)
PLTA Upstream Loan	5.9	(e)
Pre-Closing Restructuring Transactions	5.23
Privacy Policies	3.18	(g)
Product	3.25	(a)
Proposed Allocation	2.7	(b)
Proprietary Software	2.2	(a)(i)
Purchaser	Preamble
Purchaser 401(k) Plan	6.2	(d)(ii)
Purchaser Indemnified Parties	10.2	(a)
Purchaser Prepared Tax Return	7.2	(b)
Purchaser Related Parties	9.2	(e)
Purchaser U.S. Pension Plan	6.2	(d)(iii)
Purchasers	Preamble
R&W Policy	10.10
Real Property Leases	3.14	(b)
Reference Balance Sheet	3.5	(a)
Reimbursement Obligations	9.2	(e)
Related Persons	3.22
Required Amount	4.4	(c)
Required Governmental Approvals	8.1	(a)
Response Period	2.7	(b)
Restricted Activities	5.13	(a)

Term	Section
Restrictive Covenants	5.13	(e)
Review Period	2.13	(d)
Sale	2.2
Section 338(h)(10) Election	7.9
Seller	Preamble
Seller 401(k) Plan	6.2	(d)(ii)
Seller Disclosure Schedule	III
Seller Indemnified Parties	10.3
Seller Indemnified Taxes	10.4	(a)
Seller Insurance Policies	5.10
Seller Tax Contest	7.4	(a)
Specified Excluded Liabilities	2.5	(f)
Sponsor	Recitals
Sponsors	Recitals
Subject Indebtedness	5.24	(b)
Support Services	5.17	(d)
Third-Party Claim	10.5	(a)
Third-Party Consents	5.5	(b)
Transferred Assets	2.2
Transferred Books and Records	2.2	(a)(iv)
Transferred Contracts	2.2	(a)(ii)
Transferred Copyrights	2.2	(a)(i)
Transferred Domain Names	2.2	(a)(i)
Transferred Employee	6.1	(d)
Transferred IP	2.2	(a)(i)
Transferred Patents	2.2	(a)(i)
Transferred Trademarks	2.2	(a)(i)
Transition Period	5.15
U.S. Straddle Period Separate Tax Return	7.2	(a)
U.S./U.K. Pre-Closing Separate Tax Return	7.2	(a)
VAT	3.16	(n)
WARN Act	3.13	(e)

ARTICLE II

SALE AND PURCHASE

2.1 Sale and Purchase of Equity. Upon the terms and subject to the conditions of this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), the Equity Selling Entities shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from the Equity Selling Entities, all of their respective right, title and interest in and to the Equity free and clear from any Liens other than restrictions on transfer imposed under federal or state securities laws (the “Equity Sale”).

2.2 Sale and Purchase of Assets. Subject to Section 5.5, upon the terms and subject to the conditions of this Agreement, at the Closing, concurrently with the consummation of the Equity Sale, Seller shall, or shall cause the other Asset Selling Entities to, sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from the Asset Selling Entities (the “Asset Sale”; and together with the Equity Sale, the “Sale”) all of the Asset Selling Entities’ right, title and interest in and to the following, as such assets, properties and rights shall exist on the Closing Date free and clear of any Liens (other than Permitted Liens) (but, for the avoidance of doubt, excluding the Excluded Assets) (clauses (a) through (g) herein collectively referred to as the “Transferred Assets”):

(a) all of the assets, properties and rights primarily related to, primarily used or primarily held for use in the conduct of, the Business (other than with respect to the assets, properties and rights described in clauses (b) through (g), which shall constitute Transferred Assets to the extent set forth therein), including:

(i) All Intellectual Property that is primarily related to, primarily used or primarily held for use in the conduct of the Business by any Seller Person (the “Transferred IP”), including (i) the patents and patent applications set forth on Section 3.18(a) of the Seller Disclosure Schedule (the “Transferred Patents”), (ii) the registered Marks and applications for the registration of Marks set forth on Section 3.18(a) of the Seller Disclosure Schedule, (the “Transferred Trademarks”), together with all goodwill with respect thereto, (iii) the copyright registrations set forth on Section 3.18(a) of the Seller Disclosure Schedule (the “Transferred Copyrights”), (iv) the registered domain names set forth on Section 3.18(a) of the Seller Disclosure Schedule (the “Transferred Domain Names”) and (v) the copyright rights in the software owned by any Acquired Group Company that is primarily related to, primarily used or primarily held for the use in the Business, including the VentSim and Uptime software (such software, the “Proprietary Software”);

(ii) Subject to Section 5.5, all Contracts to which any Seller Person is a party primarily related to, primarily used or primarily held for use in the Business, other than, for the avoidance of doubt, the Excluded Contracts (the “Transferred Contracts”);

(iii) All machinery, fixtures, furniture, supplies, accessories, materials, equipment, office equipment, computers, telephones and all other items of tangible personal property of any Seller Person, that is primarily related to, primarily used primarily held for use in the conduct of the Business (other than the machinery, equipment and other items listed on Schedule V);

(iv) Copies of any and all documents, instruments, papers, books, records (other than Tax Returns and other books and records related to Taxes (other than Tax Returns and other books and records solely related to Taxes of the Acquired Group Companies, and excluding any Combined Tax Returns)), books of account, files and data (including customer and supplier lists, and repair and performance records), catalogs, brochures, sales literature, promotional materials, certificates and other documents to the extent primarily related to the Business and in the possession or control of a Seller Person, other than (A) any books, records or other materials that any Seller Person is required by Law to retain (copies of which, to the extent permitted by Law, will be made available to Purchaser upon Purchaser’s reasonable request), (B) personnel and employment records for employees and former employees (x) who are not Transferred Employees and/or (y) which cannot be transferred under applicable Law (C) any books, records or other materials that may be located in a facility of the Business to the extent not primarily related to the Business ( “Transferred Books and Records”); provided that, with respect to any such Transferred Books and Records, Seller shall be permitted to keep (1) one copy of such Transferred Books and Records to the extent required to demonstrate compliance with applicable Law or pursuant to internal compliance procedures, (2) copies of such Transferred Books and Records to the extent related to any Excluded Assets and (3) such Transferred Books and Records in the form of so-called “back-up” electronic tapes in the ordinary course of business consistent with past practice.

(v) All Permits primarily relating to the conduct of the Business;

(b) All prepaid expenses, deposits, advance payments, deferred charges, rights of offset, refunds, and credits and claims for refunds to the extent related to, used in, arising from or held for use in the conduct of the Business (other than (x) for the avoidance of doubt, cash from customer prepayments and (y) prepaid insurance with respect to any insurance policies not transferring to Purchaser in connection with the transactions contemplated by this Agreement);

(c) All accounts receivable, notes receivable, rebates receivable, trade receivables and other miscellaneous receivables, to the extent related to, used in or held for use in the conduct of Business (in each case, other than from Seller or other Seller Persons);

(d) All guarantees, warranties, indemnities and similar rights in favor of any Seller Person to the extent related to any Transferred Asset;

(e) Any and all claims, causes of action, defenses and rights of offset or counterclaim, or settlement agreements (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) to the extent related to the Business pertaining to, arising out of and inuring to the benefit of any Seller Person;

(f) Any and all claims, rights to make claims and rights to proceeds to the extent related to the Business under any Seller Insurance Policies to the extent permitted by Section 5.10, other than, for the avoidance of doubt, under the Excluded Insurance Policies; and

(g) All Business Employee Plans and all assets set aside to fund such Business Employee Plans; and

(h) Any and all goodwill, if any, of the Business.

2.3 Excluded Assets. Notwithstanding anything herein to the contrary, from and after the Closing, Seller and the other Seller Persons shall retain all of their respective rights, titles and interests in and to, and there shall be excluded from the sale, transfer, conveyance, assignment and delivery to Purchaser and its designee hereunder, and the Transferred Assets shall not include (x) any rights, properties or assets (tangible or intangible and wherever located) which are not primarily related to, primarily used in or primarily held for use in the conduct of the Business (other than with respect to the assets, properties and rights described in clause (y), which shall constitute Excluded Assets to the extent set forth therein) and (y) the following assets, properties and rights (tangible or intangible and wherever located) (the assets, properties and rights described in clauses (x) and (y) of this Section 2.3, collectively, the “Excluded Assets”):

(a) All Intellectual Property of each of Seller and its Affiliates (other than the Acquired Group Companies), other than the Transferred IP;

(b) (i) All attorney-client privilege and attorney work-product protection of Seller and the other Seller Persons or associated with the Business as a result of legal counsel representing Seller, the other Seller Persons or the Business in connection with the transactions contemplated by this Agreement or any of the Ancillary Agreements, (ii) all documents subject to the attorney-client privilege or work-product protection described in clause (i) of this Section 2.3(b) and (iii) all documents maintained by Seller and the other Seller Persons related with the transactions contemplated by this Agreement or any of the Ancillary Agreements;

(c) Any Excluded Contract;

(d) Any Excluded Tax Asset;

(e) Subject to Section 5.7, all security deposits, earnest deposits, bid, lease, utility and other deposits, and all other forms of deposit placed by any Seller Person for the performance of a Transferred Contract;

(f) All Cash on Hand of Seller and the other Seller Persons (other than, for the avoidance of doubt, the Acquired Group Companies);

(g) All claims, causes of action and rights against third parties to the extent arising out of or relating to any of the Excluded Assets or Excluded Liabilities, whether arising by way of counterclaim or otherwise;

(h) All books and records (including records, analyses and correspondence) other than the Transferred Books and Records;

(i) All Seller Benefit Plans and all assets and rights of Seller or its Affiliates related thereto;

(j) All loans owing to Seller or the other Seller Persons by each Business Employee who does not become a Transferred Employee;

(k) All employee and personnel records of Seller or the other Seller Persons relating to employees of Seller or the other Seller Persons (other than Transferred Employees to the extent permitted under applicable Law);

(l) All rights or claims which accrue or will accrue to Seller or any other Seller Person under this Agreement or any of the Ancillary Agreements;

(m) Subject to Section 2.3(f) and Section 5.10, all Seller Insurance Policies (including, for the avoidance of doubt, all Excluded Insurance Policies) and all claims, rights to make claims and rights to proceeds in respect of such Seller Insurance Policies.

(n) All assets, properties and rights described on Schedule V.

2.4 Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, concurrently with the consummation of the Equity Sale, Purchaser shall assume, and thereafter satisfy, discharge and perform when due, all of the following liabilities (collectively, the “Assumed Liabilities”):

(a) All liabilities primarily relating to or arising out the ownership or operation of the Business (other than with respect to any Acquired Group Company) or the Transferred Assets, in each case, whether fixed or contingent, matured or unmatured, arising by Law or by Contract or otherwise, prior to, on or after the Closing, other than the Excluded Liabilities;

(b) All liabilities for (x) Taxes primarily relating to or arising out of Business, any Transferred Asset or the Acquired Group Companies, other than any Excluded Tax Liabilities, and (y) any Transfer Taxes for which Purchaser is liable under Section 7.10;

(c) All liabilities specifically assumed by or specifically agreed to be performed by Purchaser or any of its Affiliates (including, after the Closing, the Acquired Group Companies) pursuant to the terms of this Agreement or any of the Ancillary Agreements;

(d) Except as specifically retained by Seller or any other Seller Person under Article VI or Section 2.5(e) hereof, all liabilities of Seller or the other Seller Persons with respect to Business Employees or former employees of the Business;

(e) All accounts payable, trade accounts payable and trade obligations to the extent related to the Business; and

(f) All of the liabilities listed on Schedule VI.

2.5 Excluded Liabilities. Purchaser and its Affiliates shall have no obligations with respect to any of the following liabilities of Seller or any other Seller Person, and Seller and the other Seller Persons, as applicable, shall remain responsible for satisfying, discharging and performing when due all such liabilities (collectively, the “Excluded Liabilities”):

(a) All liabilities of Seller and the other Seller Persons primarily arising out of or related to the Excluded Assets (including, for the avoidance of doubt, any liabilities of any Acquired Group Company arising out of or related to the ownership or operation of any of the assets set forth on Schedule V);

(b) Any Losses arising out of or related to any (i) Tax payable with respect to any business, asset, property or operation of any Seller Person (including any Taxes resulting from the Pre-Closing Restructuring Transactions) and (ii) Tax payable to the extent arising out of or related to the Excluded Assets (“Excluded Tax Liability”);

(c) Any Indebtedness of any Seller Person;

(d) All liabilities assumed by, retained by any of or agreed to be performed by the Seller Persons pursuant to the terms of this Agreement or any of the Ancillary Agreements (including all liabilities arising out of or related to the Pre-Closing Restructuring Transactions);

(e) All Retained Employee Liabilities; and

(f) All liabilities listed on Schedule VII (the “Specified Excluded Liabilities”).

2.6 Estimated Purchase Price. In consideration for the Transferred Assets and the Equity, at the Closing, Purchaser shall pay to Seller (or any Affiliate of Seller designated by Seller) the Estimated Purchase Price, in cash in immediately available funds in accordance with Section 2.10(b)(i) (in the case of any amount payable in respect of Transferred Assets of an Asset Selling Entity other than Seller, on behalf of such Asset Selling Entity).

2.7 Allocation of Purchase Price.

(a) Within ninety (90) days after the final determination of the Purchase Price under Section 2.13 and Section 2.14 hereunder, Seller shall allocate for U.S. federal income tax purposes (x) the Purchase Price (together with any Assumed Liabilities or other items properly treated as purchase price for U.S. federal income tax purposes) as between the Equity of each Acquired Company and the Transferred Assets and (y) thereafter, (i) the aggregate amount allocated to the Equity of the Acquired Companies among the Equity of each Acquired Company, (ii) the aggregate amount allocated to the Transferred Assets among the Transferred Assets and (iii) the aggregate amount allocated to the Equity of any Acquired Company that is a disregarded entity for US tax purposes or, if applicable, for which the Section 338(h)(10) Elections may be made pursuant to Section 7.9, shall be further allocated among the assets of such Acquired Company (together, the “Proposed Allocation”), and Seller shall promptly provide a copy of the Proposed Allocation to Purchaser. Purchaser shall have a period of fifteen (15) Business Days after the delivery of the Proposed Allocation (the “Response Period”) to present in writing to Seller notice of any objections Purchaser may have to the allocations set forth therein (an “Objection Notice”). Unless Purchaser timely objects to the Proposed Allocation within the specified time period, such Proposed Allocation shall be binding on the parties without further adjustment, absent manifest error. If Seller fails to provide Purchaser with the Proposed Allocation within ninety (90) days after the final determination of the Purchase Price, Purchaser shall have the right to provide Seller with the Proposed Allocation, with the remaining procedures applying mutatis mutandis.

(b) If Purchaser shall raise any objections within the Response Period, Purchaser and Seller shall negotiate in good faith and use their reasonable best efforts to resolve such dispute. If the parties fail to agree within fifteen (15) days after the delivery of the Objections Notice, then the disputed items shall be resolved by the Independent Accounting Firm in accordance with the procedures set forth in Section 2.13, whose determination shall be final and binding on the parties. The Independent Accounting Firm shall use reasonable efforts to resolve the dispute within thirty days after the item has been referred to it. The costs, fees and expenses of the Independent Accounting Firm shall be borne in the manner described in Section 2.14.

(c) The final allocation shall be amended to reflect any purchase price adjustments hereunder. Seller and Purchaser shall and each shall cause its Affiliates to (A) report the transactions contemplated by this Agreement for Tax purposes (including Section 1060 of the Code) in accordance with the allocation (as so amended) as finally determined under this Section 2.7 and (B) not take any position inconsistent with such final allocation (as so amended) on any of their respective Tax Returns unless otherwise required by a “determination” within the meaning of Section 1313 of the Code (or any similar provision of state, local or non-U.S. Law) or in connection with the settlement of any audit or other claim with a Tax Authority.

2.8 Withholding. Notwithstanding anything to the contrary in this Agreement, Purchaser shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. Except for any amounts that are withheld by reason of the failure to provide the certificate described in Section 2.10(a)(iii), if Purchaser believes that any withholding of Tax is required with respect to any payment under this Agreement, then Purchaser shall use commercially reasonable efforts to give written notice to the applicable Seller Entity describing the basis for such withholding in reasonable detail at least five (5) Business Days prior to the Closing Date, and Purchaser shall provide such Seller Entity with a reasonable opportunity to provide any applicable certificate, form or documentation that would reduce or eliminate the requirement to deduct and withhold Tax with respect to such payment, and Purchaser shall otherwise cooperate with the applicable Seller Entity and take such steps as such Seller Entity may reasonably request to reduce or eliminate such withholding obligation to the extent permitted by applicable Law. To the extent that amounts are so deducted and withheld pursuant to this Section 2.8, such deducted and withheld amounts (i) shall be timely remitted by Purchaser to the applicable Tax Authority and (ii) upon remittance, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding anything to the contrary in this Section 2.8 or otherwise, Purchaser shall not deduct or withhold any amounts attributable to any Indirect Capital Gains Taxes.

2.9 Closing. The Closing shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington, New York, New York 10022, at 10:00 a.m., New York time, on the third (3rd) Business Day after all of the conditions set forth in Article VIII (other than those conditions that by their nature can only be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions at that time) are satisfied or waived (to the extent permitted by applicable Law) or at such other place, time or date as may be mutually agreed upon in writing by Seller and Purchaser. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” Notwithstanding the foregoing, if the Marketing Period has not ended at the time all of the conditions set forth in Article VIII (other than those conditions that by their nature can only be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions at that time) are satisfied or waived (to the extent permitted by applicable Law), then the Closing will occur on the earlier of (i) a Business Day during the Marketing Period specified by Purchaser on no less than three (3) Business Days prior written notice to Seller; and (ii) the third (3rd) Business Day after the expiration of the Marketing Period (subject, in each case, to the satisfaction or waiver (to the extent permitted by applicable Law) of all of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at that time)). Except to the extent expressly set forth in this Agreement to the contrary, and notwithstanding the actual occurrence of the Closing at any particular time, the Closing shall be deemed to occur and be effective, in the United States, as of 11:59 p.m. New York time and, in any jurisdiction outside of the United States, as of the time at which the books of the Business are normally closed in such jurisdiction, in each case, on the calendar day immediately preceding the Closing Date (the “Effective Time”). All transactions taking place at the Closing shall be deemed to occur simultaneously.

2.10 Closing Deliveries: At the Closing.

(a) Seller shall deliver to Purchaser:

(i) certificates evidencing the Equity, if applicable, duly endorsed in blank or accompanied by stock powers duly executed in blank, and, if the Equity is uncertificated or as otherwise required by applicable Law, such instruments effective under applicable Law to transfer ownership of the Equity, in each case, in form and substance reasonably satisfactory to Purchaser for valid transfer of title of the Equity to Purchaser (including, to the extent required by Law, customary stock transfer forms, voting powers of attorney and director resignation letters), in each case, in customary form (for the avoidance of doubt, with regard to the shares in the German Acquired Companies, the relevant Equity Selling Entity as transferor and the German Purchaser as transferee shall enter into a share transfer agreement which is in customary form and is to be notarized in Germany);

(ii) the certificate required to be delivered by Seller pursuant to Section 8.2(c);

(iii) a duly executed certificate of non-foreign status in a form reasonably acceptable to Purchaser from any Equity Selling Entities or Asset Selling Entities organized under the jurisdiction of the United States, substantially in the form of the sample certification set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B); and

(iv) duly executed counterparts to each of the Ancillary Agreements contemplated by this Agreement to be executed by Seller or another applicable Seller Person at the Closing.

(b) Purchaser shall:

(i) pay to Seller (or any Affiliate of Seller designated by Seller), by wire transfer to an account or accounts designated by Seller in writing prior to the Closing, the Estimated Purchase Price in cash in immediately available funds (in the case of any amount payable in respect of Transferred Assets of another Asset Selling Entity, on behalf of such Asset Selling Entity);

(ii) deliver to Seller (A) the certificate required to be delivered pursuant to Section 8.3(c) and (B) duly executed counterparts to each of the Ancillary Agreements to be executed by Purchaser at the Closing.

2.11 Closing Adjustment.

(a) Not less than five (5) Business Days prior to the anticipated Closing Date, Seller shall provide Purchaser with a statement (the “Closing Notice”) setting forth (i) Seller’s good faith estimate (in each case, with reasonable supporting detail and without duplication) of the amounts of (A) Closing Working Capital (the “Estimated Working Capital”), (B) Closing Cash (the “Estimated Cash”); (C) Closing Indebtedness (the “Estimated Indebtedness”), including Seller’s good faith calculation of the Unfunded International Pension Liability Amount, (D) Transaction Expenses (the “Estimated Transaction Expenses”), (E) Estimated Adjustment Amount and (F) Excess Cash Amount (the “Estimated Excess Cash Amount”), (ii) Seller’s calculation of the Estimated Purchase Price after giving effect to the Estimated Adjustment Amount and (iii) the account or accounts to which Purchaser shall deliver in cash the Estimated Purchase Price pursuant to Section 2.9.

(b) Each of the estimated amounts set forth in the Closing Notice shall be calculated and prepared in accordance with the principles and policies described in the Accounting Principles.

(c) Without limiting Purchaser’s rights under Section 2.13, Seller shall consider in good faith any reasonable comments by Purchaser with respect to the amounts set forth on the Closing Notice; however, Seller shall not be required to adjust the Closing Notice or any amounts set forth therein in response to Purchaser’s comments and any decision by Seller not to reflect any such comments in the Closing Notice shall not in any event delay or prevent the consummation of the Closing.

2.12 Excess Cash Statement.

(a) Not more than thirty (30) days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Initial Excess Cash Statement”) setting forth Purchaser’s good faith calculation (with reasonable supporting detail) of the Excess Cash Payment Amount. Seller shall have a period of ten (10) calendar days after the delivery of the Initial Excess Cash Statement (the “Response Period”) to present in writing to Purchaser notice of any objections Seller may have to the amounts set forth therein (an “Objection Notice”). Unless Seller timely objects to the amounts set forth on the Initial Excess Cash Statement within the specified time period, the Initial Excess Cash Statement shall be binding on the parties without further adjustment, absent manifest error. If Seller shall raise any objections within the Response Period, Purchaser and Seller shall negotiate in good faith and use their reasonable best efforts to resolve such dispute. If the parties fail to agree within ten (10) days after the delivery of the Objection Notice, then the disputed items shall be resolved by the Independent Accounting Firm in accordance with the procedures set forth in Section 2.13, whose determination shall be final and binding on the parties. The Independent Accounting Firm shall use reasonable efforts to resolve the dispute within fifteen (15) days after the item has been referred to it. The costs, fees and expenses of the Independent Accounting Firm shall be borne in the manner described in Section 2.14. The Excess Cash Payment Amount as determined after all disputes have been resolved in accordance with this Section 2.12 is referred to herein as the “Final Excess Cash Payment Amount”.

(b) Purchaser shall pay or cause to be paid to Seller (or an Affiliate of Seller designated by Seller in writing), by wire transfer to an account or accounts designated by Seller in writing, the amount of the Final Excess Cash Payment Amount in cash in immediately available funds within ninety (90) days after the Final Excess Cash Payment Amount is determined.

2.13 Post-Closing Statements.

(a) Not more than ninety (90) days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Initial Post-Closing Adjustment Statement”) setting forth Purchaser’s good faith calculation (in each case, with reasonable supporting detail) of the amounts of (A) (i) Closing Working Capital, (ii) Closing Cash, (iii) Closing Indebtedness and (iv) Transaction Expenses, (B) the Adjustment Amount (the “Initial Closing Adjustment Amount”). The Initial Post-Closing Adjustment Statement shall be calculated and prepared in accordance with the Accounting Principles.

(b) In connection with Seller’s review of the Initial Post-Closing Adjustment Statement, Seller and its Representatives shall have reasonable access (subject to customary confidentiality obligations), during normal business hours and upon reasonable notice, to all work papers, schedules, memoranda and other documents to the extent relevant to Purchaser’s preparation of the Initial Post-Closing Adjustment Statement and/or its calculation of the Initial Closing Adjustment Amount and the Excess Cash Amount and Purchaser shall use commercially reasonable efforts to, and shall cause its Representatives to, cooperate reasonably with Seller and its Representatives in connection therewith.

(c) Purchaser agrees that, following the Closing through the date that the Final Post-Closing Adjustment Statement becomes final and binding, it will not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Initial Post-Closing Adjustment Statement is based, or on which the Final Post-Closing Adjustment Statement is to be based, that are inconsistent with the Accounting Principles.

(d) Seller shall have thirty (30) days (the “Review Period”) following receipt of the Initial Post-Closing Adjustment Statement to review the Initial Post-Closing Adjustment Statement and to notify Purchaser in one or more written notices if it disputes Purchaser’s calculation of any of the items set forth on the Initial Post-Closing Adjustment Statement (each, a “Notice of Disagreement”). If Seller does not deliver a Notice of Disagreement to Purchaser before the expiration of the Review Period, then effective as of 12:01 a.m., New York City time, on the day immediately following the last day of the Review Period, the Initial Closing Adjustment Amount shall become final, conclusive and binding on the Parties and shall constitute the “Final Post-Closing Adjustment Statement” for all purposes of Section 2.13(g).

(e) In the event that Seller delivers a Notice of Disagreement to Purchaser prior to 12:01 a.m., New York City time, on the day immediately following the last day of the Review Period, (i) the items set forth in the Initial Post-Closing Adjustment Statement, that are not disputed by Seller pursuant to a timely delivered Notice of Disagreement shall be final, conclusive and binding on the Parties for all purposes of the Final Post-Closing Adjustment Statement and (ii) Purchaser and Seller shall negotiate in good faith to resolve the dispute(s) set forth in one or more Notices of Disagreement (the “Disputed Items”) as promptly as practicable and, upon such resolution, if any, any adjustments to the Initial Post-Closing Adjustment Statement and/or the calculation of the Adjustment Amount shall be made in writing in accordance with such agreement of Purchaser and Seller. The Parties acknowledge and agree that Rule 408 of the Federal Rules of Evidence and any applicable similar state rule shall apply to any such discussions or communications in furtherance of negotiations in good faith to resolve any such disputes. If Seller and Purchaser are unable to resolve any such dispute within thirty (30) days (or such longer period as Seller and Purchaser shall mutually agree in writing) after Seller’s delivery of any Notice of Disagreement, such dispute shall be promptly submitted to a mutually agreed, nationally recognized, independent accounting firm (the “Independent Accounting Firm”).

(f) If any Disputed Items are submitted to the Independent Accounting Firm for resolution, each of Purchaser and Seller shall submit to the Independent Accounting Firm (with a copy delivered to the other Party on the same day), within ten (10) Business Days after the date of the engagement of the Independent Accounting Firm, a memorandum (which may include supporting exhibits) setting forth their respective positions on the Disputed Items. Each of Purchaser and Seller may (but shall not be required to) submit to the Independent Accounting Firm (with a copy delivered to the other Party on the same day), within thirty (30) days after the date of the engagement of the Independent Accounting Firm, a memorandum responding to the initial memorandum submitted to the Independent Accounting Firm by the other Party. Unless requested by the Independent Accounting Firm in writing, no Party hereto may present any additional information or arguments to the Independent Accounting Firm, either orally or in writing. During the review by the Independent Accounting Firm, Purchaser and Seller and their respective accountants will each make available to the Independent Accounting Firm such personnel, and such information, books and records and work papers and otherwise cooperate in good faith with the Independent Accounting Firm, as may be reasonably required by the Independent Accounting Firm to fulfill its obligations under this Section 2.13; provided, however, that the accountants of Seller or Purchaser shall not be obligated to make any work papers available to the Independent Accounting Firm, except in accordance with such accountants’ normal disclosure procedures and then only after such firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(g) The Independent Accounting Firm shall, acting as an expert and not as an arbitrator, calculate, based solely on the written submissions of Purchaser, on the one hand, and Seller, on the other hand, and not by independent investigation, the Adjustment Amount and shall be instructed that its calculation (i) must be made in accordance with the requirements of this Agreement and (ii) with respect to each item in dispute, must be within the range of values established for such amount as determined by reference to the value assigned to such amount by Purchaser in a Notice of Disagreement and by Seller in the Initial Post-Closing Adjustment Statement. The Independent Accounting Firm shall submit such verification and calculation to Seller and Purchaser as soon as practicable, but in any event within thirty (30) days after the Disputed Items are submitted to the Independent Accounting Firm. Except for any dispute to the extent relating to any interpretation of Law or terms of this Agreement (other than the calculation of the Adjustment Amount), the determination by the Independent Accounting Firm of the Adjustment Amount and the Excess Cash Amount, as set forth in a written notice delivered to Purchaser and Seller by the Independent Accounting Firm in accordance with this Agreement, shall be binding and conclusive on Purchaser and Seller (such written notice, the “Final Post-Closing Adjustment Statement”). The Adjustment Amount as determined after all disputes have been resolved in accordance with this Section 2.13 is referred to herein as the “Final Adjustment Amount.”

(h) Purchaser and Seller agree that the procedures set forth in this Section 2.13 for resolving disputes with respect to the Initial Post-Closing Adjustment Statement and the calculation of Adjustment Amount and the Excess Cash Amount shall be the sole and exclusive method for resolving any such disputes; provided that this provision shall not prohibit any Party from instituting litigation to enforce any decision pursuant to the terms hereof by the Independent Accounting Firm in any court of competent jurisdiction. The substance of the Independent Accounting Firm’s determination shall not be subject to review or appeal, absent a showing of fraud or manifest error. The costs and expenses of the Independent Accounting Firm shall be borne in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Form, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the Disputed Items and shall be determined by the Independent Accounting Firm at the time it renders its determination on the merits of the Disputed Items submitted. For example, if Seller challenges the calculation of the Purchase Price by an amount of $100,000, but the Independent Accounting Firm determines that Seller has a valid claim for only $60,000, then Purchaser shall bear sixty percent (60%) of the fees and expenses of the Independent Accounting Firm and Seller shall bear the other forty percent (40%) of such fees and expenses.

2.14 Post-Closing Payments.

(a) The “Post-Closing Adjustment Amount” shall be equal to (a) the Final Adjustment Amount less (b) the Estimated Adjustment Amount. If the Post-Closing Adjustment Amount is a positive amount, then Purchaser shall pay or cause to be paid to Seller (or to an Affiliate of Seller designated by Seller in writing), by wire transfer to an account or accounts designated by Seller in writing, the amount of the Post-Closing Adjustment Amount in cash in immediately available funds. If the Post-Closing Adjustment Amount is a negative amount, then Seller shall pay or cause to be paid to Purchaser (or to an Affiliate of Purchaser designated by Purchaser in writing), by wire transfer to an account or accounts designated by Purchaser in writing, the absolute value of the amount of the Post-Closing Adjustment Amount, in cash in immediately available funds. Any such payment shall be made within five (5) Business Days after the Final Adjustment Amount is determined.

(b) The “Purchase Price” shall equal the Base Purchase Price minus the Minority Interest Amount plus the Final Adjustment Amount plus the Final Excess Cash Amount.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the disclosure schedule delivered to Purchaser prior to the execution of this Agreement (the “Seller Disclosure Schedule”) (provided that disclosure in any section of the Seller Disclosure Schedule shall apply to any other section to the extent that the relevance of such disclosure to such other section is reasonably apparent on its face), Seller represents and warrants to Purchaser as follows as of the date hereof and as of the Closing Date (unless otherwise specified):

3.1 Organization and Qualification. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each Equity Selling Entity is a corporation, limited liability company or other legal entity, duly organized, validly existing and in good standing (to the extent such concept is legally recognized) under the Laws of the jurisdiction of its organization. Each Acquired Group Company is a corporation, limited liability company or other legal entity, duly organized, validly existing and in good standing (to the extent such concept is legally recognized) under the Laws of the jurisdiction of its organization. Each of Seller, each Equity Selling Entity and each Acquired Group Company has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing or to have such power or authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.2 Capitalization of the Acquired Companies; Subsidiaries.

(a) The equity securities of each Acquired Company consist of shares of capital stock or equivalent equity interests, all of which are issued and outstanding (the “Equity”) and, as of the date hereof, indirectly beneficially held by Seller and, as of the Closing, will be held beneficially and of record by the applicable Equity Selling Entity. Section 3.2(a) of the Seller Disclosure Schedule sets forth the name and the jurisdiction of organization of each Acquired Company, and for each Acquired Company, the number and type of authorized equity interests in such Acquired Company, the number of outstanding equity interests comprising the Equity in such Acquired Company and the Equity Selling Entity that will be, as of the Closing, the record and beneficial owner thereof. The Equity has been duly authorized and validly issued in compliance with Laws and was not offered, sold or issued in violation of any preemptive rights. As of the date hereof, Seller indirectly has and, as of the Closing the Equity Selling Entities will have, good and valid title to the Equity, free and clear of all Liens or any restrictions on transfer (other than any restrictions of transfers imposed under federal and state securities laws). Except for the Equity, there are no shares of common stock, preferred stock or other equity interests of any Acquired Company reserved, issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable or exchangeable securities or other agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other ownership interest in any Acquired Company or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any Acquired Company, and no securities evidencing such rights are authorized, issued or outstanding. No Acquired Company has any outstanding bonds, debentures, notes or other obligations which provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the members (or holders of other equity interests) of any Acquired Company on any matter. No Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of Equity of any Acquired Company. At the Closing, Purchaser will have acquired good and valid title to the Equity, free and clear of all Liens (other than any restrictions on transfers imposed under federal or state securities laws).

(b) All of the equity securities of each Subsidiary of the Acquired Companies are held beneficially and of record by one or more Acquired Companies. Section 3.2(b) of the Seller Disclosure Schedule sets forth the name and the jurisdiction of organization of each Subsidiary of the Acquired Companies and the entity/entities that is/are the record and beneficial owner(s) thereof. The equity securities of each Subsidiary of an Acquired Company have been duly authorized and validly issued in compliance with applicable Laws and have not offered, sold or issued in violation of any preemptive rights. The holder(s) of the equity securities of each Subsidiary of an Acquired Company have good and valid title to such equity securities, free and clear of all Liens or any restrictions on transfer (other than any restrictions of transfers imposed under federal and state securities laws). There are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable or exchangeable securities or other agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other ownership interest in any Subsidiary of any Acquired Company or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any Subsidiary of any Acquired Company, and no securities evidencing such rights are authorized, issued or outstanding. No Subsidiary of any Acquired Company has any outstanding bonds, debentures, notes or other obligations which provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the members

(or holders of other equity interests) of any Subsidiary of any Acquired Company on any matter. No Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of equity securities of any Subsidiary of any Acquired Company.

3.3 Authority Relative to this Agreement. Each of Seller and the Equity Selling Entities has, or at the Closing will have, all necessary power and authority, and has taken all action necessary, to authorize, execute, deliver and perform its obligations under this Agreement and each Ancillary Agreement to which it is party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, in accordance with the terms of this Agreement and the Ancillary Agreements, as applicable. This Agreement has been, and each Ancillary Agreement when executed will be, duly and validly authorized, executed and delivered by Seller or the applicable Equity Selling Entity and do not require any further authorization or consent on the part of Seller or such Equity Selling Entity, and, assuming the due authorization, execution and delivery by Purchaser of this Agreement and each Ancillary Agreement to which it (or one of its Affiliates) is party, constitutes (or in the case of the Ancillary Agreements, will constitute) a valid, legal and binding agreement of Seller or the applicable Equity Selling Entity, enforceable against such Person in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at Law).

3.4 Consents and Approvals; No Violations. No filing with or notice to, and no approval, consent, authorization, or other Permit of or from, any Governmental Entity is required on the part of (a) Seller for the execution and delivery of this Agreement or any Ancillary Agreements to which it is party and (b) any Seller Person or any Acquired Group Company for the execution and delivery of each Ancillary Agreement to which it is party, and in each case of clauses (a) and (b), the performance of their respective obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, except, in each case of clauses (a) and (b), (i) compliance with any applicable requirements of the HSR Act and any non-U.S. Antitrust Laws listed on Section 3.4 of the Seller Disclosure Schedule; (ii) compliance with any license issued by a Governmental Entity or Permits related to the Business and listed on Section 3.4 of the Seller Disclosure Schedule; or (iii) any other filings, notices, approvals, consents, authorizations or Permits, the failure to make or obtain would not reasonably be expected to be material to the Business, taken as a whole. Assuming compliance with the items described in clauses (i) through (iii) of the preceding sentence, neither the execution, delivery nor performance of this Agreement or any Ancillary Agreement by Seller, any Seller Person or any Acquired Group Company party thereto nor the consummation of the transactions contemplated hereby or thereby, as applicable, will (A) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws (or similar Organizational Documents) of Seller, any Seller Person or any Acquired Group Company, as applicable, (B) result in a breach, or violation of, or constitute (with or without notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Material Contract or (C) violate any Law applicable to any Acquired Group Company or any of their respective properties or assets or to the Transferred Assets or the operations or conduct of the Business, except, in the case of each of the foregoing clauses (B) and (C), for such conflicts, breaches or violations that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.5 Financial Statements; Absence of Undisclosed liabilities.

(a) Section 3.5(a) of the Seller Disclosure Schedule sets forth true and complete copies of (i) the unaudited consolidated balance sheet of the Business for the fiscal year ended December 31, 2016 and the related statement of income for the fiscal year then ended, (ii) the unaudited consolidated balance sheet of the Business for the fiscal year ended December 31, 2017 and the related statement of income for the fiscal year then ended, (iii) the consolidated unaudited balance sheet of the Business for the fiscal year ended December 31, 2018 (the “Reference Balance Sheet”) and the related statement of income for the fiscal year then ended and (iv) the unaudited consolidated balance sheet of the Business for the three (3) month period ended March 31, 2019 and the related statement of income for the three (3) month period then ended (collectively, the “Financial Statements”). The Financial Statements have been (and the audited statements of income, equity and cash flows for the fiscal years ended December 31, 2016, December 31, 2017 and December 31, 2018 and the audited balance sheets of the Business for the fiscal years ended December 31, 2017 and December 31, 2018, when delivered to the Purchaser, will have been) prepared from the books and records of Seller, the Equity Selling Entitles and the Acquired Group Companies in accordance with GAAP applied on a consistent basis (except as may be noted therein) in all material respects, and present fairly, in all material respects, the consolidated financial position and the consolidated results of operations of the Business as of the respective dates thereof or the periods then ended.

(b) There are no liabilities of the Acquired Group Companies or the Business of any nature, whether or not accrued, contingent or otherwise, that would be required to be disclosed under GAAP and reflected on a balance sheet of the Business or included within the footnotes thereto, other than those that (i) are reflected or reserved against on the Financial Statements, (ii) have been incurred in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements (none of which results from (a) material breach of any Contract or (b) material violation of any Law), (iii) are expressly permitted or contemplated by this Agreement, (iv) will be discharged or paid off prior to or at the Closing or (v) individually or in the aggregate, are not material to the Business, taken as a whole.

3.6 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since December 31, 2018, (a) the Business has been conducted in the ordinary course of business consistent with past practices, (b) no Acquired Group Company and, with respect to the Business, no Asset Seller has taken any action prohibited by Section 5.4 and (c) there has not occurred a Material Adverse Effect.

3.7 Litigation. There currently is no (a) Action pending, or to the Knowledge of Seller, threatened against any Acquired Group Company or, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any Seller Person and (b) Order issued against any Acquired Group Company or, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any Seller Person or any of their respective assets or properties, except, in each of the foregoing clause (a), as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole.

3.8 Compliance with Laws. Each Acquired Group Company and, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, each Seller Person is, and since January 1, 2016 has been, operating the Business in compliance with all applicable Laws and Orders, except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. Since January 1, 2016, no Acquired Group Company, nor, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any Seller Person, has received any written notice of or been charged with any violation of any Laws or Orders, except where the failure to be in compliance has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole.

3.9 Anticorruption.

(a) Each Acquired Group Company and, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, each Seller Person in the past five (5) years preceding the date hereof has operated the Business in compliance with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act of 2010, and any other applicable anti-corruption Laws, except where the failure to be in compliance has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. No Acquired Group Company, nor, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any other Seller Person, nor any officer, director or, to the Knowledge of Seller, any other Person acting on behalf of any of the foregoing (to the extent applicable to the Transferred Assets or the operations or conduct of the Business) within the past five (5) years has, directly or indirectly: (a) paid, offered, authorized or received any unlawful bribe, kickback or other similar payment; (b) paid, offered or authorized the payment of money or anything of value to any Representative of an Governmental Entity (including any enterprise owned or controlled by a Governmental Entity) for the purpose of influencing any official act or decision or securing any improper advantage; or (c) engaged in, offered or authorized any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, except in the case of each of clauses (a), (b) and (c), as has not been and would not reasonably be expected be, individually or in the aggregate, material to the Business, taken as a whole.

(b) Within the past five (5) years, no Acquired Group Company and, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, no other Seller Person has conducted any internal investigation, made any voluntary, directed, or involuntary disclosure to any Governmental Entity, or received any audit report, written communication from a Governmental Entity, or whistleblower or other written complaint alleging material violations of applicable anti-corruption Laws.

3.10 Trade Compliance. Except as has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Business taken as a whole:

(a) in the past five (5) years, each Acquired Group Company and, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, each other Seller Person (i) has been in compliance in all material respects with all applicable sanctions, export control and import Laws; and (ii) has not engaged in any conduct that is sanctionable under applicable sanctions or export control Laws;

(b) no Acquired Group Company nor, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, no Seller Person, and no director, officer or, to the Knowledge of Seller, any other Person acting on behalf of any of the foregoing Persons (to the extent applicable to the Transferred Assets or the operations or conduct of the Business), is a Person with whom dealings are prohibited or restricted under the sanctions or export control Laws of the United States, Canada, the United Kingdom, the European Union or any member state of the European Union, or the United Nations Security Council; and

(c) within the past five (5) years, no Acquired Group Company and, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, no Seller Person and no Subsidiary of a Seller Person has conducted any internal investigation, made any voluntary, directed, or involuntary disclosure to any Governmental Entity, or received any audit report, written communication from a Governmental Entity, or whistleblower or other written complaint alleging violations of applicable sanctions, export control, or import Laws.

3.11 Permits. The Acquired Group Companies and the Asset Selling Entities, collectively have all material Permits required to own the Transferred Assets or to operate the Business (the “Business Permits”), except where the failure to possess such Business Permits has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. No Acquired Group Company, nor, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any Seller Person, is in default or violation of any term, condition or provision of any Business Permit, except where such default or violation has not been, and would not reasonably be expected to be, material to the Business, taken as a whole. The Business Permits are valid and in full force and effect, no condition exists that with notice or lapse of time or both would constitute a default of any term, condition or provision of any Business Permits to which such Person is a party, except as has been or would not reasonably be expected to be, individually or in the aggregate, be material to the Business, taken as a whole. Since January 1, 2016, no Acquired Group Company nor, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any Seller Person has received any written notice of any Action or investigation relating to the revocation, nonrenewal, suspension or modification of any Business Permit, except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole.

3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the Seller Disclosure Schedule lists each material Benefit Plan, with an (*) denoting each material Business Employee Plan.

(b) With respect to each material Business Employee Plan, Seller has made available to Purchaser a true, correct and complete copy (or, to the extent no such copy exists, an accurate description of the material terms) thereof and, to the extent applicable, (i) the current related trust agreement or other funding instrument, (ii) the most recent IRS determination or opinion letter, or equivalent tax determination under local Law, in each case as applicable, (iii) the most recent summary plan description and summary of material modifications thereto, as applicable, (iv) the most recent years (A) Forms 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports and (v) any material, non-routine correspondence with the IRS, the DOL, the PBGC, the SEC or any other Governmental Entity received in the past twenty-four (24) months regarding the operation or the administration of the Business Employee Plan, as applicable. With respect to each material Seller Benefit Plan, Seller has made available to Purchaser a copy of the most recent summary plan description or other summary of material terms and the most recent IRS determination or opinion letter,

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole each Business Employee Plan has been funded (including employer and employee contributions and required premium payments as applicable) on a timely basis and administered in compliance with applicable Law and in accordance with its terms. Each Business Employee Plan or Seller Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS to the effect that the such plan satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code and, to the Knowledge of Seller, there are no facts or circumstances that would reasonably be expected to cause the loss of such qualification.

(d) (i) No Benefit Plan is a defined benefit pension plan (as defined in Section 3(35) of ERISA) subject to Title IV of ERISA or plan subject to Section 412 of the Code or Section 302 of ERISA; (ii) there is no ERISA Affiliate Liability that could reasonably be expected to be a material liability of the Acquired Group Companies; and (iii) no event has occurred, and to the Knowledge of Seller, no condition exists that presents a material risk of resulting in any ERISA Affiliate Liability that would reasonably be expected to be a material liability to the Acquired Group Companies.

(e) No Benefit Plan is a Multiemployer Plan, and none of the Acquired Group Companies have any Liability in respect of any Multiemployer Plan. No Business Employee Plan is a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(f) No Benefit Plan provides, and none of the Acquired Group Companies has any obligation to provide, post-employment health, medical or life insurance benefits for any current or former Business Employee, except as may be required under COBRA, similar state Law, non-U.S. Law, or at the expense of the current or former Business Employee.

(g) (i) There are no pending or, to the Knowledge of Seller, threatened claims (other than claims for benefits in accordance with the terms of the Business Employee Plans) by, on behalf of or against any of the Business Employee Plans, and (ii) to the Knowledge of Seller, none of the Business Employee Plans are under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor, HM Revenue and Customs or any other Governmental Entity (including, for the avoidance of doubt, any Tax Authority) in any relevant jurisdiction.

(h) None of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement would reasonably be expected to (either alone or in combination with another event) result in (i) ”single trigger” severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) any material payment, compensation or benefit becoming due, or material increase in the amount of any payment, compensation or benefit due, to any Business Employee, or any other current or former employee, director or consultant of the Business, or (iii) the acceleration of the time of payment or vesting or result in any funding (through a grantor trust or otherwise) of compensation or benefits except as required under applicable Law.

(i) No amount that will be received (whether in cash or property or the vesting of property, and whether individually or in combination with any other such payment), as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement by any Business Employee will not be deductible by reason of Section 280G of the Code or subject to an excise tax under Section 4999 of the Code.

3.13 Employees; Labor Matters.

(a) Seller has supplied Purchaser or its Representatives with a true, correct and complete list of all Business Employees as of the date hereof, including each Business Employee’s (i) employee identification number, (ii) job title or function and (iii) job location.

(b) Section 3.13(b) of the Seller Disclosure Schedule contains a true, correct and complete list of all labor, collective bargaining, union, recognition and similar labor Contracts covering any Business Employee or Business Staff (“CBAs”) affecting material terms and conditions of employment (other than national or industry-wide agreements or works councils).

(c) There is not pending or, to the Knowledge of Seller, threatened, and since January 1, 2016, there has not been any organized effort or demand for recognition or certification or attempt to organize the Business Employees by any labor organization. Since January 1, 2016, Seller has not experienced any work stoppage, slow-down, strike, lock-out, or other material labor disturbance related to the Business, nor is any such strike, slow-down, work stoppage, other material labor disturbance or other material concerted action by any union or other group of employees or other persons against Seller presently occurring or, to the Knowledge of Seller, threatened.

(d) Except as has not been or would not reasonably be expected to be material to the Business, taken as a whole, since January 1, 2016, Seller and its Affiliates have complied with all applicable Labor Laws. To the Knowledge of Seller, a properly completed Form I-9 is on file with respect to each Business Employee working in the United States. Seller or any of its Affiliates is neither the subject of, nor, to the Knowledge of Seller, is there threatened, any Action reasonably likely to give rise to a material Liability asserting that Seller or any of its Affiliates has committed an unfair labor practice, unlawful or improper redundancy or reorganization process or termination, act of discrimination, or other similar complaints with respect to any Business Employee.

(e) Except as has not been or would not reasonably be expected to be material to the Business, taken as a whole, since January 1, 2016, Seller and its Affiliates have complied with all applicable Laws relating to the implementation of the “mass lay-off” or “plant closing” plans, or any collective agreement related to a Job Protection Plan (Plan de Sauvegarde de l’Emploi) or equivalent under local Law, in respect of Business Employees. There has been no “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Notification Act in the United States or any similar Law in any other jurisdiction (“WARN Act”)) with respect to any Business Employees within the past ninety (90) days.

(f) As of the date of this Agreement, to the Knowledge of Seller, no senior management Business Employee has given written notice to Seller or one of its Affiliates that any such employee intends to terminate his or her employment with Seller or one of its Affiliates.

(g) With respect to any Person performing services on behalf of the Business on or within three (3) years prior to the Closing, except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, Seller and its Affiliates have properly classified such Person as an independent contractor rather than as an employee or as an “exempt” employee rather than a “non-exempt” employee (within the meaning of the Fair Labor Standards Act of 1938, as amended).

3.14 Property.

(a) Section 3.14(a) of the Seller Disclosure Schedule sets forth a true, correct and complete list of the address of each property owned by an Acquired Company or primarily related to the Business (collectively, the “Owned Real Property”). With respect to each Owned Real Property: (i) the applicable Acquired Group Company or Seller Person has good and marketable indefeasible fee simple title to such Owned Real Property, free and clear of all Liens, other than Permitted Liens, (ii) except as set forth in Section 3.14(a) of the Seller Disclosure Schedule, no Acquired Group Company nor any Seller Person has

leased or otherwise granted to any Person the right (actual or contingent) to possess, use or occupy such Owned Real Property or any portion thereof; and (iii) there are no material outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any material portion thereof or material interest therein.

(b) Section 3.14(b) of the Seller Disclosure Schedule sets forth a true, correct and complete list of the location of each property leased, subleased, licensed or otherwise occupied by an Acquired Company or primarily related to the Business (collectively, the “Leased Real Property”). True, correct and complete copies of the leases related to the Leased Real Property, including all amendments, modifications, extensions and guaranties relating thereto (collectively, the “Real Property Leases”), have been made available to Purchaser. Except as set forth in Section 3.14(a) of the Seller Disclosure Schedule, with respect to each of the Real Property Leases: (A) such Real Property Lease is legal, valid, binding, enforceable and in full force and effect, subject to the application of any bankruptcy or other creditor’s rights laws; and (B) neither Seller nor any Seller Person is in breach or default under such Real Property Lease, and no event has occurred or circumstance exists that, without the delivery of notice, the passage of time or both, would constitute such a breach or default, except to the extent such breach or default has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole.

(c) No Acquired Group Company nor any Seller Person has received any written notice of any proposed or pending condemnation or eminent domain threats proceedings with respect to any material part of the Owned Real Property or the Leased Real Property.

3.15 Environmental Matters. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) each Acquired Group Company and, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, each Seller Person is, and since January 1, 2016 has been, in compliance with all Environmental Laws, which compliance has included obtaining, maintaining, and complying with all Permits required under Environmental Laws to conduct the Business, own, occupy and operate the Leased Real Property, Owned Real Property and Transferred Assets;

(b) since January 1, 2016 or, to the extent unresolved, prior to January 1, 2016, no Acquired Group Company, nor, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any Seller Person, has received any written notice of any actual or alleged violation of, or liability under, any Environmental Laws;

(c) no Acquired Group Company, nor, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any Seller Person, is or has been subject to (i) any Action relating to a violation of, or liability under, Environmental Law, and to the knowledge of Seller, no such Action is threatened, or (ii) any Order pursuant to which it has unresolved or outstanding obligations or liabilities arising under or relating to Environmental Law;

(d) no Acquired Group Company, nor, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any Seller Person, has (i) treated, stored, disposed of, arranged for the disposal of, transported, handled, released, or exposed any Person to, or (ii) owned, leased, or operated any property or facility contaminated by, any Hazardous Substances, in each case except in compliance with Environmental Law or as would not reasonably be expected to give rise to material liability of any Acquired Group Company, or, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any Seller Person, under Environmental Laws; and

(e) no Acquired Group Company, nor, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any Seller Person has expressly assumed by contract any liability of any other Person relating to Environmental Laws.

3.16 Taxes.

(a) All material Tax Returns required to be filed by or with respect to the Acquired Group Companies or with respect to the Transferred Assets have been timely filed (taking into account extensions), and such Tax Returns are true, correct and complete in all material respects; and all material Taxes required to have been paid by the Acquired Group Companies or with respect to the Transferred Assets have been timely paid (whether or not shown on any Tax Returns).

(b) There are no Tax Liens on the Transferred Assets or assets of any Acquired Group Company, except for Permitted Liens.

(c) There is no pending Action by any Tax Authority with respect to any Taxes of the Acquired Group Companies or Taxes related to the Transferred Assets and no such Action has been threatened in writing.

(d) Each Acquired Group Company has complied in all material respects with all applicable Laws relating to the withholding of Taxes and timely paid all such material amounts withheld from any employee, independent contractor, creditor, stockholder or other Person to the appropriate Tax Authority, and has complied in all material respects with all Tax information reporting provisions of all applicable Laws.

(e) No Acquired Group Company has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(f) No Acquired Group Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or so much of Section 356 of the Code as related to Section 355 of the Code) in the prior two (2) years or as part of a distribution that would otherwise reasonably be expected to constitute part of a “plan” or “series of related transactions” under Section 355(e),

(g) No Acquired Group Company has: (i) been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a Combined Tax Return, or (ii) any liability for the Taxes of any Person under Section 1.1502-6 or 1.1502-78 of the Treasury Regulations or similar provision of state, local or non-U.S. Law other than a group the common parent of which is Seller, any Equity Selling Entity or with respect to any “fiscal unity” or “organschaft” among any Acquired Group Company or Equity Selling Entity.

(h) No Acquired Group Company is liable for the Taxes of any other Person by reason of entering into a written Tax sharing, Tax indemnity or similar agreement with such other Person prior to the Closing (other than (i) any commercial agreement the principal purpose of which does not relate to Taxes or (ii) any agreement entered into pursuant to this Agreement, including Section 5.9).

(i) No Acquired Group Company has waived any statute of limitations beyond the date hereof in respect of any Taxes or agreed to any extension of time beyond the date hereof with respect to a Tax assessment or deficiency (other than in connection with any extension of time to file Tax Returns obtained in the ordinary course), which waiver or extension is still in effect.

(j) No Acquired Group Company will be required to include in a taxable period ending after the Closing Date a material amount of taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Closing Date any material deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Closing Date) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, or Section 481 of the Code or Section 108(i) of the Code or comparable provisions of state, local or non-U.S. Tax Law.

(k) No Acquired Group Company has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or non-U.S. Tax Law, and no Acquired Group Company is subject to any private letter ruling of the IRS or comparable ruling of any other Tax Authority, in each case, that is still in effect.

(l) To the Knowledge of Seller, no Acquired Group Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m) No Acquired Group Company has made an election under Section 965(h) of the Code.

(n) Each Acquired Group Company required to be registered for value added or similar tax (“VAT”) in any jurisdiction is so registered in each applicable jurisdiction and the Company and each Acquired Group Company has complied with all statutory provisions, rules, regulations, orders and directions in respect of any VAT, maintains full and accurate records, and has not been subject to any material interest, forfeiture, surcharge or penalty or been a member of an affiliated, consolidated or similar group with any other company for purposes of VAT.

(o) No Acquired Group Company is a party to a gain recognition agreement under Section 367 of the Code that is still in effect.

(p) No written claim has been made by a Tax Authority and received by an Acquired Entity in a jurisdiction where any Acquired Group Company does not file Tax Returns that it is subject to taxation or required to file a Tax Return in that jurisdiction.

3.17 Material Contracts.

(a) Section 3.17(a) of the Seller Disclosure Schedule sets forth, as of the date of this Agreement, all of the following Contracts (other than invoices) to which any Acquired Group Company or, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any Seller Person, is a party or is bound (the “Material Contracts”):

(i) (A) any Contract providing for the purchase of products or services by the Business in excess of $4 million, unless cancellable without payment or penalty within sixty (60) days; and (B) any Contract pursuant to which the Business will receive in excess of $5 million from any third Person for products or services provided or to be provided by the Business.

(ii) any joint venture, partnership or similar agreement with any unaffiliated third party;

(iii) any Contract providing for or securing Indebtedness of the Acquired Group Companies in an amount in excess of $1 million;

(iv) any Contract for the employment of any Business Employee or the engagement of any Business Staff on a full-time, part-time or other basis, providing annual base compensation in excess of $225,000 (other than any Contract that can be terminated on thirty (30) days’ prior notice or less without liability other than severance or termination payments and/or benefits required by local law);

(v) any Affiliate Contracts;

(vi) any Contract under which any Acquired Group Company would incur any change-in-control payment or similar compensation obligations to its employees by reason of this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby;

(vii) any Contract under which any Acquired Group Company has advanced or loaned any material amount to any Person, other than trade credit and employee advances in respect of anticipated expenses in the ordinary course of business consistent with past practice;

(viii) any Contract related to the Business for capital expenditures involving payments of more than $1 million, individually or in a group of related expenditures and under which there are material outstanding obligations;

(ix) any Contract entered into in the past three years involving any resolution or settlement of any actual or threatened Action requiring a payment of greater than $1 million or which imposes material continuing obligations on any Acquired Group Company or the Business;

(x) any Contract that is material to the conduct of the Business and to which an Acquired Group Company or, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any Seller Person is a party and under which such Acquired Group Company or Seller Person is granted a license to material Intellectual Property from a third Person or under which such Acquired Group Company or Seller Person grants to any third Person a license to any material Business Intellectual Property, in each case, other than (A) Contracts with customers entered into in the ordinary course of business, (B) employee nondisclosure agreements and employee Intellectual Property assignment agreements, (C) Contracts with respect to licenses for open source software or software that is readily commercially available on a “click wrap” or other similar basis for an annual fee of less than $250,000 and (D) licenses that are incidental or ancillary to the sale of goods or provision of services and are entered into in the ordinary course of business; and

(xi) any Contract for the acquisition or disposition of any business, division, equity or assets of any Person (whether by merger, sale of stock, sale of assets or otherwise) under which any Acquired Group Company or, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any Seller Person, has a material obligation with respect to an “earn out,” contingent purchase price or similar contingent payment obligation or any indemnification.

(b) True, correct and complete copies of each Material Contract including, for the avoidance of doubt, all material amendments, annexes, exhibits and schedules thereto, have been made available to Purchaser in the Data Room. Each Material Contract is, or will be as of the Closing Date, a legal, valid and binding obligation of the applicable Acquired Group Company or Seller Person, as applicable, and, to the Knowledge of Seller, on each counterparty thereto, and is in full force and effect, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles. No Acquired Group Company is in breach of or in default under, nor has any event occurred that with notice or lapse of time or both would constitute a breach of or default under, any Material Contract to which it is a party and, to the Knowledge of Seller, no other party to a Material Contract is in breach of or default under, nor has any event occurred that with notice or lapse of time or both would constitute a breach of or default under any Material Contract, except, in each case, any such breach or default as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. No Acquired Group Company or Seller Person has provided or received any notice of any intention to terminate or, to the extent applicable, not renew any such Material Contract within the last twelve (12) months.

3.18 Intellectual Property.

(a) Section 3.18(a) of the Seller Disclosure Schedule sets forth a list, as of the date hereof, of all issued patents and pending patent applications, all registrations and pending applications for registration of trademarks and service marks, all copyright registrations and applications for registration of copyrights, and all registrations of Internet domain names that constitute Business Intellectual Property (the “Business Registered IP”). The Business Registered IP is subsisting and an Acquired Group Company will, as of the Closing Date, own the Business Registered IP free and clear of all Liens, other than Permitted Liens. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, all of the Business Registered IP is valid, in full force and effect and has not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made.

(b) As of the date of this Agreement, there is no Action pending or threatened in any written notice addressed and delivered to any Acquired Group Company or, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any Seller Person, since January 1, 2016, against any Acquired Group Company or Seller Person (i) alleging that the conduct of the Business as conducted as of the date of this Agreement by such Person is infringing the Intellectual Property rights of any other Person or (ii) challenging the validity of any Business Registered IP, in each case of (i) and (ii), except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole.

(c) As of the date of this Agreement, (i) except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, the conduct of the Business as conducted as of the date of this Agreement by the Acquired Group Companies and each Seller Person does not infringe, misappropriate, or otherwise violate the Intellectual Property of any Person and (ii) to the Knowledge of Seller, no Person is infringing, misappropriating, or otherwise violating any Business Intellectual Property.

(d) The Acquired Group Companies and, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, the Seller Persons, as applicable, (i) take reasonable best measures to protect the confidentiality of the material trade secrets that constitute Business Intellectual Property, as applicable, and (ii) have policies requiring the employees who create or develop material software on behalf of the Business to assign to a Seller Person all of such employee’s rights in such software, unless similar rules apply under statutory Laws.

(e) Except as would not have been or would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole, none of the Proprietary Software contains or requires use of any “open source” code, shareware or other software that is made generally available to the public without requiring payment of fees or royalties or that does or may require disclosure or licensing of any such software or any other Business Intellectual Property. Without limiting the foregoing, none of the Proprietary Software is covered by or subject to the requirements of any version of the GNU General Public License or the GNU Affero General Public License, and no rights under any material Business Intellectual Property are obligated to be (i) waived as to or (ii) licensed to any Person as a result of any Acquired Company’s or, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any Seller Person’s use of “open source” code in the software.

(f) As of the date of hereof, no material source code that constitutes Business Intellectual Property has been released from escrow to any third Person due to obligations of the Acquired Group Companies or, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any Seller Person, under any source code escrow agreement to which it is a party requiring the deposit of such material source code.

(g) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Acquired Group Company and, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, each Seller Person is operating the Business in compliance with its internal privacy policies (the “Privacy Policies”) and with all applicable data protection, privacy and other Laws governing the collection, use, storage, transfer or disclosure (whether electronically or in any other form or medium) of any Personal Data. To the Knowledge of Seller, the execution, delivery and performance of this Agreement and the transactions contemplated in this Agreement do not violate the Privacy Policies as they currently exist or as they existed at any time during which any Personal Data was collected or obtained by any Acquired Group Company or, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, any Seller Person and, upon Closing, the Purchaser will own all such Personal Data and continue to have the right to use such Personal Data on identical terms and conditions as the Acquired Group Companies or any Seller Person enjoyed immediately prior to the Closing. Each Acquired Group Company and, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the business, each Seller Person has adequate security measures in place to protect Personal Data stored in its computer systems from unlawful use by any third party or any other use by a third party that would violate its internal privacy policies and any other applicable Laws, in each case, in any material respect.

(h) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date of this Agreement, there is no Action pending or threatened in any written notice addressed and delivered to the Acquired Group Companies or any Seller Person since January 1, 2016, against any Acquired Group Company or, to the extent applicable to its ownership of the Transferred Assets or the operations or conduct of the Business, such Seller Person by any Person (including any Governmental Entity) regarding the collection, use, storage, transfer or disclosure of Personal Data.

(i) Since January 1, 2016, the Business has not experienced any incident in which any Personal Data was stolen or subject to any unauthorized access or use, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.19 Brokers. Except for the Persons set forth in Section 3.19 of the Seller Disclosure Schedule, whose fees with respect to the transactions contemplated by this Agreement will not be borne by any Acquired Group Company, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Agreement based upon arrangements made by or on behalf of Seller or any of its Subsidiaries.

3.20 Sufficiency of Assets; Title to Assets.

(a) The Transferred Assets and the rights, properties and assets of the Acquired Group Companies are, and as of the Closing, assuming all necessary notices, consents and Permits set forth in Section 3.4 of the Seller Disclosure Schedule have been delivered or obtained, as applicable, and after giving effect to the Pre-Closing Restructuring Transactions and taking into account the services to be provided under the Transition Services Agreement, will be, all of the rights, properties and assets that are used or held for use in the conduct of the Business in all material respects as it is conducted by the Seller Persons and the Acquired Group Companies as of the date of this Agreement.

(b) The Asset Selling Entities and the Acquired Group Companies, as applicable, own or, after giving effect to the Pre-Closing Restructuring Transactions, shall own, good and valid title, or a valid leasehold interest, in all of the Transferred Assets and the other rights, properties and assets of the Business, in each case, free and clear of all Liens, other than Permitted Liens and any Liens created by Purchaser or any of its Affiliates. The material tangible assets included in the Transferred Assets and the rights, properties and assets owned by the Acquired Group Companies are (i) maintained in accordance with normal industry practice and (ii) are in good operating condition and repair (subject to normal wear and tear)

3.21 [Intentionally omitted]

3.22 Affiliate Transactions. Section 3.22 of the Seller Disclosure Schedule sets forth a true, correct and complete list of all Contracts to which an Acquired Group Company, on the one hand, and (x) any Seller Person or any of their respective Affiliates (other than an Acquired Group Company), or (y) any officer or director of any such Seller Person or Affiliate (clauses (x) and (y) collectively, the “Related Persons”), on the other hand, are parties (“Affiliate Contracts”).

3.23 Insurance. Section 3.23 of the Seller Disclosure Schedule sets forth a true, correct and complete list of all material policies of fire, liability, product liability, workers’ compensation, vehicular and other insurance held by or on behalf of each Acquired Group Company and, with respect to the Business, each Seller Person. As of the date hereof, all such policies are in full force and effect, all premiums with respect thereto have been paid, and no written notice of cancellation or termination has been received by an Acquired Group Company or Seller Person with respect to any such policy. With respect to each such insurance policy, no Acquired Group Company or Seller Person is in default with respect to any provision contained in any such policy, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. No Acquired Group Company or Seller Person has received any notice from any of its insurance carriers that any of its insurance premiums will be materially increased in the future or that any such insurance coverage will not be available in the future on substantially the same terms as now in effect. True, correct and complete copies of the loss-runs for each such policy for the past three (3) years have been made available to Purchaser.

3.24 Intercompany Accounts. Section 3.24 of the Seller Disclosure Schedule sets forth a true and complete description, as of April 30, 2019, of the intercompany loans between the Acquired Group Companies. All intercompany trade accounts receivable and intercompany accounts trade payable between the Acquired Group Companies are settled in cash on customary trade terms.

3.25 Product Liability; Product Warranty; Recalls. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole:

(a) none of the Acquired Group Companies or, with respect to the Business, any Seller Person has any liability arising out of any injury to individuals or property as a result of the ownership, possession or use of any product designed, manufactured, or sold by or on behalf of any of the Acquired Group Companies or, with respect to the Business, the Seller Persons (each, a “Product”);

(b) since January 1, 2016 (i) all Products have been processed, manufactured, and marketed in accordance with (A) the specifications and standards required by or contained in customer contracts or purchase orders, and (B) all applicable Law, and (ii) (A) there have been no material third party (1) product liability claims involving the Products or (2) product warranty claims involving the Products, except for the return, replacement or repair of products in the ordinary course of business pursuant to standard product warranties; and

(c) since January 1, 2018, there have been no mandatory recalls involving any products manufactured or sold by the Acquired Group Companies or, with respect to the Business, the Seller Persons; provided, however, that a recall shall not include the return, repair or replacement of products in the ordinary course of business.

3.26 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, Purchaser acknowledges that neither Seller nor any other Person on behalf of Seller has made, and Purchaser has not relied upon, any representation or warranty, whether express or implied, at Law or in equity, with respect to the Business, the

Acquired Group Companies, any Seller Person or their respective businesses, affairs, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results or prospects or with respect to the accuracy or completeness of any other information provided or made available to Purchaser by or on behalf of Seller (including in the Data Room), and Seller hereby expressly disclaims any such other representations and warranties. In particular, without limiting the forgoing disclaimer, neither Seller nor any other Person on behalf of Seller has made any representation or warranty to Purchaser or any of its Affiliates or Representatives with respect to (a) any estimates, projections, forecasts, plans, budget or prospect information relating to the Business (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans, budgets or prospect information) or (b) except for the representations and warranties contained in this Article III, any oral or written information presented to Purchaser or any of its Affiliates or Representatives in the course of their due diligence of the Business, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchasers represent and warrant to Seller as follows as of the date hereof and as of the Closing Date (unless otherwise specified):

4.1 Organization and Qualification. Each of Purchaser and German Purchaser is validly existing and in good standing (to the extent such concept is legally recognized) under the Laws of its organization, and each has all requisite organizational power and authority to carry on its business as now being conducted and is qualified to do business and is in good standing as a foreign Person in each jurisdiction where the conduct of its business requires such qualification, except as would not reasonably be expected to (i) prevent, hinder or delay any of the transactions contemplated hereby or (ii) have a material adverse effect on the ability of Purchaser and German Purchaser to perform their obligations under this Agreement and the applicable Ancillary Agreements.

4.2 Authority Relative to this Agreement. Each of Purchaser and German Purchaser has all necessary power and authority, and has taken all action necessary, to authorize, execute, deliver and perform this Agreement and each Ancillary Agreement to which it is a party and to consummate the transactions contemplated by this Agreement and such Ancillary Agreements in accordance with the terms of this Agreement and each such Ancillary Agreement, as applicable. This Agreement has been, and each of the Ancillary Agreements to which Purchaser or German Purchaser is party when executed will be, duly and validly executed and delivered by Purchaser or German Purchaser (as applicable) and, assuming the due authorization, execution and delivery of this Agreement and each Ancillary Agreement by Seller or any Seller Person, as applicable, to which each such Person is a party, constitutes (or, in the case of the Ancillary Agreements, will constitute) a valid, legal and binding agreement of Purchaser or German Purchaser (as applicable), enforceable against Purchaser or German Purchaser (as applicable) in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at Law).

4.3 Consents and Approvals; No Violations. No filing with or notice to, and no approval, consent, authorization or other Permit of or from, any Governmental Entity is required on the part of Purchaser or German Purchaser for the execution and delivery of this Agreement or any Ancillary Agreement, the performance of their obligations hereunder and, as applicable, thereunder, and the consummation of the transactions contemplated thereby or thereby, except compliance with the applicable requirements of the HSR Act and any non-U.S. Antitrust Laws or other Laws listed on Section 3.4 of the Seller Disclosure Schedule. Assuming compliance with the items described in the preceding sentence, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement by Purchaser or German Purchaser (as applicable) (nor the consummation by Purchaser or German Purchaser (as applicable) of the transactions contemplated hereby or thereby), as applicable, will (a) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws (or similar Organizational Documents) of Purchaser, German Purchaser or any of their respective Subsidiaries, (b) result in a breach, violation or infringement of, or constitute (with or without notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Purchaser, German Purchaser or any of their respective Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (c) violate any Law applicable to Purchaser, German Purchaser or any of their respective Subsidiaries or any of their respective properties or assets, except in the case of each of clauses (b) and (c), for conflicts, breaches, violations or infringements that would not reasonably be expected to (i) prevent, hinder or delay any of the transactions contemplated hereby or (ii) have a material adverse effect on the ability of Purchaser German Purchaser to perform their obligations under this Agreement and the applicable Ancillary Agreements.

4.4 Financing; Guarantee.

(a) As of the date of this Agreement, Purchaser has delivered to Seller true, correct and complete copies of (i) the Equity Commitment Letter pursuant to which Sponsor has committed, subject to the terms and conditions therein, to invest in Purchaser, directly or indirectly, the amounts set forth therein for the purpose of funding a portion of the transactions contemplated hereby and thereby (the “Equity Financing”); and (ii) duly executed debt commitment letters, dated as of the date of this Agreement, among Purchaser and the Financing Sources party thereto (including all exhibits, schedules, term sheets, and annexes thereto, as may be amended or modified in accordance with the terms hereof, collectively the “Debt Commitment Letters” and, together with the Equity Commitment Letter and the Fee Letters referenced below, the “Financing Letters”), pursuant to which the Financing Sources party thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purpose of funding the obligations of Purchaser under this Agreement and the Debt Commitment Letter (including the payment of the Required Amount) and including the repayment, prepayment or discharge of the outstanding Indebtedness of the Acquired Group Companies (together with any Alternate Debt Financing, the “Debt Financing” and, together with the Equity

Financing, the “Financing”). Purchaser has also delivered to Seller a true, correct and complete copy of any fee letter (with the fee amounts, economic, financial, dollar and ratio terms (including related dates) of the “market flex” provision and the economic, financial, dollar and ratio terms (including related dates) of the securities demand provisions redacted in a customary manner, none of which redactions covers terms that would (i) reduce the amount of the Debt Financing below the amount required to satisfy the Required Amount (after taking into consideration the amount of the Equity Financing and available cash of the Business) or (ii) impose any new condition or otherwise adversely amend, modify or expand any conditions precedent to the Debt Financing) in connection with the Debt Commitment Letters (any such letter, a “Fee Letter”). The Equity Commitment Letter provides that Seller is an express third-party beneficiary thereof for the purposes described therein.

(b) As of the date of this Agreement, (i) the Financing Letters and the terms of the Financing have not been amended, modified or waived; (ii) no such amendment, modification or waiver is contemplated by Purchaser or, to the Knowledge of Purchaser, by the other parties thereto (other than to add lenders, lead arrangers, bookrunners, syndication agents or other similar entities who had not executed the Debt Commitment Letters as of the date of this Agreement); and (iii) the respective commitments contained in the Financing Letters have not been withdrawn, terminated or rescinded in any respect and, to the Knowledge of Purchaser, no such withdrawal, termination or rescission is contemplated. Except for any Fee Letter and customary engagement letters and fee credit letters with respect to the Debt Financing (none of which (i) reduces the amount of the Debt Financing below the amount required to satisfy the Required Amount (after taking into consideration the amount of the Equity Financing and available cash of the Business) or (ii) imposes any new condition or otherwise adversely amend, modify or expand any conditions precedent to the Debt Financing), there are no other Contracts, side letters or other written or oral agreements relating to the funding or investing, as applicable, of the Required Amount, to which Purchaser is a party, other than as expressly set forth in the Financing Letters delivered to Seller prior to the date hereof.

(c) Assuming the Financing is funded and/or invested in accordance with the Financing Letters, the Financing is sufficient to (i) make all payments contemplated by this Agreement (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Sale) and (ii) pay all fees and expenses required to be paid by Purchaser, the Acquired Group Companies or any of their respective Subsidiaries in connection with the Sale and the Financing (collectively, the “Required Amount”).

(d) As of the date hereof, the Financing Letters (in the forms delivered by Purchaser to Seller) are in full force and effect with respect to, and constitute the legal, valid and binding obligations of, Purchaser and, to the Knowledge of Purchaser, the other parties thereto, as applicable, enforceable against Purchaser and, to the Knowledge of Purchaser, the other parties thereto, as applicable, in accordance with their terms, in each case, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at Law). Other than as expressly set forth in the Financing Letters and any Fee Lee delivered to Seller on or prior to the date hereof, there are no conditions precedent or other contingencies related to the funding or investing of the full proceeds of the Financing pursuant to any agreement relating to the Financing to which Sponsor, Purchaser or any of their respective Affiliates is a party. As of the date hereof, assuming the satisfaction or waiver of Purchaser’s obligations to consummate the transactions contemplated by this Agreement, Purchaser has no reason to believe that it or any other party to the Financing Letters will be unable to satisfy on a timely basis any term or condition therein. As of the date of this Agreement, no event has occurred that, with or without notice or lapse of time or both, would, or would reasonably be expected to, (A) constitute a default or breach on the part of Purchaser or, to the Knowledge of Purchaser, any of the other parties thereto pursuant to the Financing Letters, or (B) constitute a failure to satisfy a condition on the part of Purchaser or, to the Knowledge of Purchaser, any other party thereto under the Financing Letters. As of the date of this Agreement, assuming the satisfaction or waiver of Purchaser’s obligations to consummate the transactions contemplated by this Agreement, Purchaser has no reason to believe that the full amount of the Financing contemplated by the Financing Letters will not be available to Purchaser on the Closing Date. As of the date of this Agreement, Purchaser has fully paid, or caused to be fully paid, all commitment or other fees, expenses and amounts that are due and payable on or prior to the date of this Agreement pursuant to the terms of the Financing Letters.

(e) Concurrently with the execution of this Agreement, Sponsor has delivered to Seller a true, correct and complete copy of the Limited Guaranty, duly executed by Sponsor in favor of Seller. The Limited Guaranty is in full force and effect and constitutes a legal, valid and binding obligation of Sponsor, enforceable against it in accordance with its terms subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at Law). As of the date hereof, no event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach or failure to satisfy a condition on the part of Sponsor under the Limited Guaranty.

(f) None of Sponsor, Purchaser or any of their respective Affiliates has entered into any Contract prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt or equity financing from providing or seeking to provide debt or equity financing or financial advisory services to any Person, in each case, in connection with a transaction relating to Seller or any of its Subsidiaries or in connection with the Sale.

4.5 Solvency. Assuming (x) that the conditions to the obligation of Purchasers to consummate the transactions contemplated by this Agreement set forth in Section 8.1 and Section 8.2 have been satisfied or waived, (y) (i) the accuracy of the representations and warranties set forth in Article III hereof and (ii) the performance by Seller and its Subsidiaries of the covenants and agreements contained in this Agreement and (z) that the Required Financing Information fairly presents the consolidated financial condition of the Business as at the end of the periods covered thereby and as of the Closing and the consolidated results of earnings of the Business for the periods covered thereby and as of the Closing, as of the Effective Time and immediately after giving effect to the Sale (including the payment of all amounts payable pursuant to Section 2.6 in connection with or as a result of the Sale (including the Debt Financing) and all related fees and expenses of Purchasers, the Acquired Group Companies and their respective Subsidiaries in connection therewith), (a) the amount of the “fair saleable value” of the assets of the Acquired Group Companies (on a consolidated basis) will exceed (i) the value of all liabilities of the Acquired Group Companies and such Subsidiaries (on a consolidated basis), including contingent and other liabilities; and (ii) the amount that will be required to pay the probable liabilities of the Acquired Group Companies and their respective Subsidiaries (on a consolidated basis) on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) the Acquired Group Companies and their respective Subsidiaries (on a consolidated basis) will not have an unreasonably small amount of capital for the operation of the Businesses; and (c) the Acquired Group Companies and their respective Subsidiaries (on a consolidated basis) will be able to pay their liabilities, including contingent and other liabilities, as they mature.

4.6 Litigation. As of the date of this Agreement, there is no Action pending, or to the Knowledge of Purchaser, threatened in any written notice addressed and delivered to Purchaser, German Purchaser or any of their respective Subsidiaries, that would reasonably be expected to (i) prevent, hinder or delay any of the transactions contemplated hereby and (ii) have a material adverse effect on the ability of Purchasers to perform their obligations under this Agreement and the applicable Ancillary Agreements. As of the date of this Agreement, to the Knowledge of Purchaser, there is no investigation against Purchaser, German Purchaser or any of their respective Subsidiaries that would reasonably be expected to (a) prevent, hinder or delay any of the transactions contemplated hereby and (b) have a material adverse effect on the ability of Purchasers to perform their obligations under this Agreement and the applicable Ancillary Agreements. As of the date of this Agreement, none of Purchaser, German Purchaser or any of their respective Subsidiaries is subject to any outstanding Order that would reasonably be expected to (A) prevent, hinder or delay any of the transactions contemplated hereby or (B) have a material adverse effect on the ability of Purchasers to perform their obligations under this Agreement and the Ancillary Agreements.

4.7 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Agreement based upon arrangements made by or on behalf of Purchasers.

4.8 Acquisition of Equity for Investment. Purchasers have such knowledge and experience in financial and business matters as is required for evaluating the merits and risks of their respective purchases of the Equity and are capable of such evaluation. Purchasers confirm that Seller has made available to Purchasers and their agents and Representatives the opportunity to ask questions of the officers and management and key employees of Seller and of the Business as well as access to the documents, information and records of Seller and the Business and to acquire additional information about the business and financial condition of the Business, and Purchasers confirm that they have made an independent investigation, analysis and evaluation of the Business and its properties, assets, business, financial condition, prospects, documents, information and records. Purchasers are acquiring the Equity for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Equity. Purchasers acknowledge that the Equity has not been registered under the Securities Act or any state or foreign securities Laws, and agree that the Equity may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.

4.9 Ownership; Negotiations. None of Purchaser, German Purchaser or any of their respective Subsidiaries or Affiliates owns more than ten percent (10%) of the voting securities of any Person, or controls or operates any business, in each case, that is engaged in any of the lines of business in which the Business is engaged, or that otherwise competes with the Business. As of the date hereof, none of Purchaser, German Purchaser or any of their respective Subsidiaries or Affiliates is involved in substantive negotiations with respect to the acquisition of any business that would reasonably be deemed to be competitive with the Business.

4.10 Inspections; Limitation of Seller’s Warranties. Except as otherwise expressly set forth in this Agreement, Purchasers acknowledge that the Equity, the Transferred Assets, the Business and the businesses and properties of Business are furnished on an “as is, where is” basis and, subject to the representations and warranties contained in Article III, with all faults and without any other representation or warranty of any nature whatsoever, express or implied, oral or written, and in particular, without any implied warranty or representation as to condition, merchantability or suitability as to any of the Transferred Assets or any of the assets or properties of the Business.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Access to Books and Records.

(a) From the date of this Agreement to the Closing Date, Seller shall, and shall cause its Subsidiaries (including the Acquired Group Companies) to, to the extent permitted by applicable Law, afford to Representatives of Purchaser reasonable access to the books, records, properties and employees, in each case solely to the extent related to the Business (including access to the accounting work papers for the Audited Financial Statements (subject to the execution of customary hold harmless and confidentiality letters)), during normal business hours, upon reasonable written notice and in accordance with the reasonable procedures established by Seller. Purchaser further agrees that any permitted investigation undertaken by Purchaser pursuant to the access granted under this Section 5.1(a) shall be conducted in such a manner as not to interfere unreasonably with the operation of the Business, and Purchaser and its Representatives (i) shall provide Seller with reasonable notice of material communications with any of the directors, officers or other employees of any Seller Person, which notice shall specify the nature and purpose of and other relevant details concerning such communications, and (ii) shall not communicate with any customers, vendors or clients of the Business with respect to the Business or the transactions contemplated by this Agreement and the Ancillary Agreements, without the prior written consent of Seller, which consent shall not be unreasonably withheld. Notwithstanding anything to the contrary in this Agreement, including this Section 5.1(a), no Seller Person nor any Acquired Group Company shall be required to provide access to or disclose information, where upon the advice of counsel, such access or disclosure would jeopardize the attorney-client privilege of such party or contravene any applicable Laws or obligations of confidentiality (provided that Seller uses commercially reasonable efforts to communicate, to the extent feasible, such information in a way so as not to jeopardize such attorney client privilege or contravene any applicable Laws or obligations or confidentiality).

(b) For five (5) years following the Closing, Purchaser shall, and shall cause its Subsidiaries to, to the extent permitted by applicable Law, afford to Representatives of Seller reasonable access to the books, records (including employee and personnel records), properties and employees of the Business during normal business hours, upon reasonable notice and in accordance with the reasonable procedures established by Purchaser, in connection with the preparation of financial statements, Taxes, including the preparation of any Tax Return or conduct of any Tax Proceeding, and U.S. Securities and Exchange Commission reporting obligations; provided, however, that any such access shall be conducted in such a manner as to not unreasonably interfere with the operations of the Business. Notwithstanding anything to the contrary in this Agreement, including this Section 5.1(b), neither Purchaser nor any Affiliate of Purchaser shall be required to provide access to or disclose information, where upon the advice of counsel, such access or disclosure would jeopardize the attorney-client privilege of such party or contravene any applicable Laws or obligations of confidentiality (provided that Purchaser uses commercially reasonable efforts to communicate, to the extent feasible, such information in a way so as not to jeopardize such attorney client privilege or contravene any applicable Laws or obligations or confidentiality).

(c) Purchaser agrees to hold all the books and records of the Acquired Group Companies and the Transferred Books and Records existing on the Closing Date and not to knowingly and intentionally destroy or dispose of any thereof for a period of five (5) years from the Closing Date or such longer time as may be required by applicable Law, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to Seller.

5.2 Confidentiality. The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect in accordance with the terms of the Confidentiality Agreement; provided, however, that Purchaser’s confidentiality obligations shall terminate as of the Closing solely in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) that is exclusively related to the Business. If, for any reason, the Sale is not consummated, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. After the Closing, each Seller Person shall not use and hold and shall cause each of its Affiliates to hold, and each such Seller Person shall use its reasonable efforts to cause its and its Affiliates’ respective Representatives to hold, in confidence, unless compelled to disclose by Order or Law, all confidential documents and information concerning the Transferred Assets, the Acquired Group Companies or the Business, except to the extent that such information (a) is or becomes in the public domain other than as a result of disclosure by such Seller Person or its Affiliate or Representative in violation of this Agreement, (b) later becomes lawfully acquired by such Seller Person from sources other than those related to its prior ownership of the Acquired Group Companies and the Business or (c) was or is independently developed by such Seller Person without reference to any such confidential documents or information.

5.3 Efforts.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, including Section 5.5, Seller and Purchaser shall cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper or advisable on their part under this Agreement and applicable Law to consummate the transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary to be obtained from any Governmental Entity in order to consummate the transactions contemplated by this Agreement. Subject to applicable Laws relating to the exchange of information, Purchaser and Seller shall have the right to review in advance, and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Purchaser or Seller, the Acquired Group Companies or the Business, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing rights, Seller and Purchaser shall act reasonably and as promptly as practicable.

(b) Information. Subject to applicable Laws, Seller and Purchaser shall, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors, officers or equityholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made (or to be made) by or on behalf of Purchaser, Seller or any of their respective Affiliates to any Governmental Entity in connection with the transactions contemplated by this Agreement, including under the HSR Act and any other Antitrust Law. Notwithstanding the foregoing, in connection with the performance of each Party’s respective obligations, Seller and Purchaser may, as each determines is reasonably necessary, designate competitively sensitive material provided to the other pursuant to this Section 5.3(b) as “Outside Counsel Only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to directors, officers or employees of the recipient unless express permission is obtained in advance from the source of the materials (Seller or Purchaser, as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 5.3(b), materials provided to the other Parties or their counsel may be redacted to remove references concerning the valuation of the Business or information otherwise not germane to regulatory review.

(c) Status. Subject to applicable Laws and the instructions of any Governmental Entity, (i) Seller and Purchaser shall keep the other apprised of the status of matters relating to consents, clearances, approvals or authorizations of any Governmental Entity of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by Seller or Purchaser, as the case may be, or any of their respective Affiliates, from any Governmental Entity with respect to such consents, clearances, approvals or authorizations and (ii) neither Seller nor Purchaser shall permit any of their respective Affiliates, officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any consents, clearances, approvals, authorizations, filings, investigation or other inquiry with respect to the transactions contemplated by this Agreement unless such Party consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

(d) Required Governmental Approvals; Antitrust Matters.

(i) Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 5.3, Seller, on the one hand, and Purchaser, on the other hand, agree to take or cause to be taken the following actions:

(A) as soon as practicable, and in any event, no later than ten (10) Business Days following the date of this Agreement, to file the pre-merger notifications with respect to this Agreement and the transactions contemplated herein required under the HSR Act (which filing, including the exhibits thereto, shall not be shared or otherwise disclosed to the other Parties except to outside counsel of each Party) for Seller and Purchaser, in each case, requesting early termination of the waiting period with respect to the transactions contemplated hereby and

(B) as soon as practicable, file any notification or other form necessary to obtain the other Required Governmental Approvals and any other consents, clearances or approvals required under or in connection with any other Antitrust Law;

(C) to promptly provide to each Governmental Entity with jurisdiction over enforcement of any applicable Law in respect of any Required Governmental Approval, non-privileged information and documents requested by any such Governmental Entity in connection with obtaining the Required Governmental Approvals or any other consent, clearance, approval, or authorization of a Governmental Entity under Antitrust Law that is necessary, proper or advisable to permit consummation of the transactions contemplated hereby;

(D) to take, and to cause each of its Affiliates to take, any and all actions necessary to obtain the Required Governmental Approvals and any other consents, clearances, approvals or authorizations required under or in connection with any Antitrust Law and enable all waiting periods under any Antitrust Law to expire, and in the case of Purchaser and its Affiliates, to take all actions necessary to avoid or eliminate each and every impediment under any Antitrust Law asserted by any Governmental Entity, in each case, to enable the transactions contemplated by this Agreement to occur as promptly as practicable prior to the Outside Date, including promptly complying with or modifying any requests for additional information (including any second request) by any Governmental Entity; and

(E) to refrain from entering into any agreement, arrangement or other understanding to acquire any assets, or properties or business that would prevent or materially delay receipt of any Required Governmental Approvals or any other Governmental Approvals.

(ii) In addition to the foregoing, Purchaser shall take, and cause its Affiliates to take, any and all actions necessary (including the payment of all filing fees and other charges of all Parties) to make any filings or obtain the Required Governmental Approvals and any other consents, clearances or approvals required under or in connection with any Antitrust Law, and to enable all waiting periods under any Antitrust Law to expire, and to avoid or eliminate each and every impediment under any Law asserted by any Governmental Entity in respect of a Required Governmental Approval, in each case, to consummate the transactions contemplated hereby prior to the termination of this Agreement, including (A) offering and consenting to, and thereafter implementing, the following measures: (1) the sale, assignment, transfer, divestiture, holding separate or other disposition of any assets, business or portion of the business of Purchaser and/or the Business or any of the Transferred Assets or (2) the imposition of any restriction, licensing, access, or other requirements, or limitation on the operation of the business or portion of the business of Purchaser and/or the Business or any of the Transferred Assets; provided that, if requested by Purchaser, the Acquired Group Companies will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on the Acquired Group Companies in the event the Closing occurs, and (B) contesting, defending and appealing any Action, threatened or pending preliminary or permanent injunction or other Order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any Party to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry, enactment or promulgation thereof.

(iii) Purchaser will not withdraw its filing under the HSR Act or any other Law in respect of a Required Governmental Approval, as the case may be, and refile it unless Seller has consented in advance to such withdrawal and refiling.

(e) Nothing in this Agreement shall require Seller or its Affiliates or Purchaser or its Affiliates to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing.

(f) Subject to the other provisions of this Section 5.3, Purchaser shall, on behalf of the Parties and their respective Affiliates, control and lead all communications and strategy relating to obtaining the Required Governmental Approvals.

5.4 Conduct of Business.

(a) During the period from the date of this Agreement to the Closing Date, except (i) as expressly permitted or contemplated by this Agreement or the Ancillary Agreements, (ii) as Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as required by applicable Law, (iv) pursuant to or in connection with the Pre-Closing Restructuring Transactions or (v) as set forth on Section 5.4(a) of the Seller Disclosure Schedule, Seller shall cause the Asset Selling Entities (solely in respect of the Business) and the Acquired Group Companies to conduct the Business in all material respects in the ordinary course consistent with past practice.

(b) During the period from the date of this Agreement to the Closing Date, except (i) as permitted or contemplated by this Agreement, (ii) as Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as required by applicable Law or Benefit Plan, (iv) pursuant to or in connection with the Pre-Closing Restructuring Transactions or (v) as set forth on Section 5.4(b) of the Seller Disclosure Schedule, Seller shall, and shall cause each other Seller Person (solely in respect of the Business) and the Acquired Group Companies not to, take any of the following actions, as applicable:

(i) amend or propose to amend any Organizational Document of any Acquired Group Company in any manner adverse to the Business or Purchaser or its Affiliates;

(ii) split, combine or reclassify any Acquired Group Company’s outstanding Equity, or declare, set aside or pay any non-cash dividend or non-cash distribution to any Person with respect to any Acquired Group Company’s equity (except as may facilitate the elimination of intercompany accounts or the removal of Cash on Hand as contemplated by Section 5.8);

(iii) issue, sell, grant, pledge or dispose of, or agree to issue, sell, grant, pledge or dispose of, any equity of any Acquired Group Company, or any options, warrants, other security or rights of any kind in respect of or which are convertible into or exercisable or exchangeable for equity of any Acquired Group Company;

(iv) create, assume, guarantee or incur, or agree to create, assume, guarantee or incur, any Indebtedness of any Acquired Group Company in excess of $1 million, except to the extent that such Indebtedness will be settled or otherwise eliminated prior to the Closing;

(v) (A) make any acquisition of any assets (other than acquisition of inventory, equipment and operating supplies in the ordinary course of business) or merge or consolidate with any Person, or (B) make any loan, advance or capital contribution to or investment in any Person;

(vi) sell, pledge, transfer, mortgage, dispose of or encumber any Transferred Assets or any assets (tangible or intangible) or businesses of any Acquired Group Company in excess of $1 million, other than (A) sales, pledges, dispositions or encumbrances in the ordinary course of business, (B) sales or dispositions of businesses in accordance with contracts in effect as of the date hereof to which any Seller Person or any Acquired Group Company is a party or as may be required by applicable Law, (C) the expiration of Intellectual Property in accordance with its statutory term and (D) the lapse or abandonment of Intellectual Property, that is not material to the Business;

(vii) except in the ordinary course of business consistent with past practice, abandon, cancel, let lapse, relinquish or otherwise cause to expire any Business Registered IP;

(viii) except as required by applicable Law or existing Benefit Plans or CBAs, (A) except in the ordinary course of business or as set forth in the operating budget of the Business for the fiscal year 2019, which has previously been provided to Purchaser, increase the compensation or other benefits payable or provided to any of the Business Employees, (B) enter into any employment, change of control, severance or retention agreement with any Business Employee or independent contractor or consultant of the Business (except, in case of clause (B), for employment agreements terminable on no more than sixty (60) days’ notice without penalty, or (C) establish, adopt, enter into or amend any plan, trust, fund, policy or arrangement for the benefit of any Business Employees or any of their beneficiaries (except, in case of clauses (B) and (C), (1) other than in the ordinary course of business consistent with past practice, (2) in connection with an action that applies uniformly to all similarly situated employees of Seller and the other Seller Persons and that is not exclusive to the Business Employees or (3) as otherwise permitted pursuant to clauses (A) and (B) of this Section 5.4(b)(viii)), (D) take any action to accelerate the vesting or payment of any benefit of any Business Employee or any other service provider of the Business, (E) hire or terminate the employment of any Business Employee whose total annual compensation exceeds $250,000 (other than for “cause”); provided, however, that in no event shall any Business Employee identified on Section 5.4(b)(viii)(E) of the Seller Disclosure Schedule be hired or terminated without the prior written consent of Purchaser, or (F) waive or materially amend any restrictive covenant entered into by any current or former Business Employee or any other service provider of the Business;

(ix) make any change to any Acquired Group Company’s methods, principles, practice or policies of financial accounting in effect as of the date hereof, except as required by a change in GAAP or in applicable Law;

(x) enter into any Contract obligating any Acquired Group Company or, with respect to any Contract or commitment that would constitute a Transferred Asset, Purchaser to pay an amount in excess of $2 million individually or $10 million in the aggregate;

(xi) enter into any Contract for the purchase or lease (as lessor or lessee) of any material interest in real property;

(xii) settle any Action (A) involving or against any Acquired Group Company, or, to the extent related to the Business, any Seller Person, their respective assets or properties involving an amount in excess of $1,000,000 or (B) that relates to the transactions contemplated by this Agreement;

(xiii) (A) enter into any Contract which would be required to be set forth on Section 3.17(a)(i)(B) or Section 3.17(a)(ii) of the Seller Disclosure Schedule, or make any material amendments or modifications to any existing Material Contract set forth on or required to be set forth on Section 3.17(a)(i)(B) or Section 3.17(a)(ii) of the Seller Disclosure Schedule, in each case, to the extent prohibited by Section 5.4(b)(xiii) of the Seller Disclosure Schedule; or (B) make any material amendments or modifications to any other existing Material Contract, other than, in the case of this clause (B), in the ordinary course of business with a term of no more than one year or which are terminable without penalty by the applicable Seller Person or Acquired Group Company upon ninety (90) days’ notice or less;

(xiv) other than in the ordinary course of business, enter into, extend the term of, renegotiate, or enter into discussions with any labor union, works council, or employee representative group with respect to, any CBA;

(xv) except in the ordinary course of business, (A), make, revoke or change any material Tax election, (B) file any amended Tax Return, (C) surrender any claim for a refund of a material amount of Taxes, (D) consent to any extension or waiver of any limitation period with respect to any claim or assessment for Taxes, (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to a material amount of Taxes, or (F) adopt or change any material Tax accounting principle, method, period or practice; or

(xvi) agree or commit to take any action described in this Section 5.4(b).

(c) Notwithstanding the foregoing, (i) prior to the Adjustment Calculation Time (and not at any time after), without the consent of Purchaser, Seller and each of its Subsidiaries will be permitted to (x) cause any Acquired Group Company to declare and pay, or cause to be declared and paid, dividends and distributions of, or otherwise transfer or advance to, Seller or any Subsidiary thereof any Excluded Assets and any Cash on Hand of any Acquired Group Company and (y) make any payments under, repay (in part or in full) or otherwise extinguish or cause to be extinguished any Indebtedness or other balances owing by an Acquired Group Company or any Subsidiary of an Acquired Group Company

(in each case, whether intercompany or otherwise), including, for the avoidance of doubt, by making or causing to be made capital contributions or similar transactions to enable such Acquired Group Company or Subsidiary to repay or otherwise extinguish such amounts, (ii) following the Adjustment Calculation Time and prior to the Closing, Seller shall not, and shall cause each of its Subsidiaries not to, use any Cash on Hand of any Acquired Group Company other than for the purpose of payment of Current Liabilities (as defined in the Accounting Principles) in the ordinary course of business, and (iii) nothing in this Section 5.4 shall prohibit or otherwise restrict in any way the operation of the business of Seller, any other Seller Person or any Acquired Group Company, except solely with respect to the conduct of the Business and nothing contained herein shall give Purchaser any right to manage, control, direct or be involved in the management of Seller at any time or the management of any Acquired Group Company or the Business prior to the Closing.

5.5 Limitation on Assignment of Transferred Assets; Third-Party Consents.

(a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, transfer, convey, assign or deliver any Transferred Asset or any right thereunder if an attempted sale, transfer, conveyance, assignment or delivery thereof without the consent, approval or other action of any Person would constitute a breach of any applicable restriction upon such sale, transfer, conveyance, assignment or delivery, trigger or accelerate rights of any Person, constitute a violation of or be ineffective under applicable Law and such consent or approval has not been obtained from, or other action has not been taken by, such Person on or prior to the Closing Date (collectively, the “Non-Assignable Assets”); provided that, subject to Article VIII, the Closing shall proceed in accordance with this Agreement and Purchaser shall pay the full Purchase Price at the Closing without the sale, assignment, conveyance, transfer or delivery of such Non-Assignable Assets.

(b) From the date hereof until the Closing Date, and during the nine (9)-month period immediately following the Closing Date, Seller and Purchaser shall take, or cause to be taken by others, reasonable best efforts to cooperate to obtain any consents or approvals required from third parties (other than consents or approvals from Governmental Entities, which shall be governed by Section 5.3) to assign, convey or transfer the Transferred Assets (including, after the Closing, the Non-Assignable Assets), the Material Contracts and the Real Property Leases in connection with the consummation of the transactions contemplated by this Agreement (such required consents, the “Third-Party Consents”). Neither any Seller Person nor Purchaser will be obligated to pay any amounts or provide other consideration in connection with obtaining or seeking to obtain any Third-Party Consent.

(c) If any Third-Party Consent is not obtained prior to Closing, until the earlier of such time as such Third-Party Consent is obtained and nine (9)-months following the Closing Date, Seller will use reasonable best efforts to cooperate with Purchaser in any arrangement reasonably acceptable to Purchaser and Seller intended to (i) provide Purchaser, or Affiliates of Purchaser (including, after the Closing, the Acquired Group Companies) designated by Purchaser, to the fullest extent practicable, the rights and benefits of the applicable Non-Assignable Assets (including by means of any subcontracting, sublicensing or subleasing arrangement, if permissible under applicable Law or Contract) and (ii) cause Purchaser, or such designated Affiliates of Purchaser, to bear all obligations, costs and liabilities thereunder from and after the Closing to the extent that Purchaser, or such designated Affiliates of Purchaser, receives the rights and benefits of such Non-Assignable Assets from and after the Closing. In furtherance of the foregoing, Purchaser shall, or shall cause its applicable Affiliates to, promptly pay, perform or discharge when due any related liability (including any liability for Taxes) arising under such Non-Assignable Assets after the Closing Date to the extent that Purchaser, or such designated Affiliates of Purchaser, receives the rights and benefits of such Non-Assignable Assets from and after the Closing. Purchaser and its Affiliates shall indemnify and hold harmless Seller and each of the Retained Subsidiaries from and against obligations, liabilities and costs assumed by Purchaser or its Affiliates, pursuant to any arrangement established to this Section 5.5(c).

(d) When the requisite Third-Party Consent is obtained, the applicable Transferred Asset shall be deemed to have been automatically assigned and transferred to Purchaser on the terms set forth in this Agreement for no additional consideration without the requirement of any further action of any other Person, as of the Closing, except to the extent the date of such Third-Party Consent is deemed by applicable Law to have occurred on another date, in which case, as of such date.

(e) If any Third-Party Consent is not obtained, under no circumstances shall the Purchase Price be reduced or any Seller Person be subject to any liability on account of failure to obtain any such Third-Party Consent whether prior to or after the Closing.

(f) Notwithstanding anything else set forth in this Section 5.5, neither Seller nor any of the Retained Subsidiaries shall be required to take any action that may, in the good faith judgment of Seller or such Retained Subsidiary, violate applicable Law or Contract.

5.6 Public Announcements. No Party to this Agreement nor any Affiliate or Representative of such Party shall issue or cause the publication of the initial press release or public announcement or any subsequent press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Party, except as may be required by applicable Law or stock exchange rules, in which case the Party required to publish such press release or public announcement shall to the extent practicable provide the other Party a reasonable opportunity to comment on and take into account in good faith the other Party’s comments on such press release or public announcement in advance of such publication; provided that the foregoing shall not restrict disclosures of information made following the Closing by or on behalf of Purchaser, Sponsors or their Affiliates or successors to their respective direct and indirect potential investors, Affiliates, financing sources, counsel, accountants and consultants, on the other hand (so long as, in each case, such disclosure has a valid bona fide business purpose and is effected in a manner consistent with private equity practices and subject to customary confidentiality obligations).

5.7 Guarantees.

(a) Seller shall use reasonable best efforts to, and shall cause the Retained Subsidiaries to use reasonable best efforts to, cause each Seller Guarantee outstanding as of the date hereof to remain outstanding through the date that such Seller Guarantee is scheduled to expire in accordance with its terms; provided, that Purchaser shall use reasonable best efforts to cause Purchaser or one of its Affiliates to be substituted in all respects for Seller or the applicable Retained Subsidiary in respect of all obligations of Seller or any of the Retained Subsidiaries under each Seller Guarantee, effective as of the first expiration of the term of each such Seller Guarantee having automatically renewing terms (it being understood and agreed that upon the expiration of a Seller Guarantee, no Seller Person shall have any further liabilities or obligations with respect to such Seller Guarantee).

(b) For so long as any Seller Guarantees remain outstanding after the Closing Date, (i) Purchaser shall indemnify, defend and hold harmless the Seller Persons for any Losses arising from or relating to such Seller Guarantees for the period beginning immediately following the Closing and (ii) Purchaser shall not permit any of the Acquired Group Companies or any of their respective Subsidiaries or Affiliates to (A) renew or extend the term of, (B) increase its or their obligations under, (C) transfer to another third party or (D) amend in any manner, any such Seller Guarantee. To the extent that Seller or the Retained Subsidiaries have performance obligations under any Seller Guarantee, Purchaser shall (x) perform in all respects such obligations on behalf of Seller and the Retained Subsidiaries or (y) otherwise use reasonable best efforts to take such actions as reasonably requested by Seller so as to put Seller and the Retained Subsidiaries in the same position as if Purchaser, and not Seller or a Retained Subsidiary, had performed or were performing such obligations.

(c) In furtherance of Purchaser’s obligations in Section 5.7(b), Purchaser shall obtain (and maintain) one or more letters of credit reasonably satisfactory to Seller (i) in an aggregate amount of no less than $10 million at any time during the first twelve (12) month period following the Closing and (ii) in an aggregate amount of no less than $5 million at any time during the second twelve (12) month period following the Closing (collectively, the “Indemnification LC”). In the event (and to the extent) that Purchaser fails to indemnify a Seller Person entitled to indemnification pursuant to Section 5.7(b) by funding the full amount of Purchaser’s obligations in respect thereof to such Seller Person or another Seller Person designated by Seller within three (3) Business Days of Purchaser receiving a valid written demand for indemnification thereunder, such Seller Person shall be entitled to draw down on the Indemnification LC in an amount equal to such indemnified amount that has not been paid by Purchaser. Following the Closing Date until the earlier of (x) the first date on which Purchaser has obtained Back-to-Back LCs in respect of all Seller Guarantees outstanding as of such time in accordance with Section 5.7(d) and (y) the first date on which no Seller Person has any further liability or obligation to any Person under any Seller Guarantee, Purchaser shall maintain in effect the Indemnification LC and obtain any replacement letters of credit to the extent any amounts under the Indemnification LC are drawn upon or the obligor under such Indemnification LC is unable or unwilling to perform its obligations thereunder, and Purchaser shall take no action that would reasonably be expected to impair Seller’s rights under the Indemnification LC to the extent that or otherwise impede or prevent Seller from obtaining any amounts payable thereunder to the fullest extent permitted thereby.

(d) To the extent any Seller Guarantee(s) remain outstanding following the twenty-four (24) month anniversary of the Closing, Purchaser shall, from and after such date, (i) use reasonable best efforts to, as promptly as practicable, obtain (and maintain) one or more letters of credit reasonably satisfactory to Seller in an aggregate amount sufficient to backstop all obligations of the Seller Persons under the Seller Guarantees that remain outstanding as of such time (the “Back-to-Back LCs”) and (ii) owe interest to Seller on the amount of such outstanding Seller Guarantees in an amount equal to (x) two percent (2%) per annum of such Seller Guarantees that are supported by the Back-to-Back LC or (y) eight percent (8%) per annum of such Seller Guarantees that are not supported by the Back-to-Back LC, in each case, payable quarterly in advance to Seller or any Seller Person, as directed by Seller. Following the twenty-four (24) month anniversary of the Closing, Purchaser shall maintain in effect the Back-to-Back LC for so long as any Seller Person has any liabilities or obligations in respect thereof and obtain any replacement letters of credit the extent any amounts under such Back-to-Back LC are drawn upon or the obligor under such Back-to-Back LC is unable or unwilling to perform its obligations thereunder, and Purchaser shall take no action that would reasonably be expected to impair Seller’s rights under the Back-to-Back LC to the extent that or otherwise impede or prevent Seller from obtaining any amounts payable thereunder to the fullest extent permitted thereby.

(e) Without limitation of Purchaser’s obligations pursuant to this Section 5.7, none of Sponsors, Purchaser or any of their respective Subsidiaries or Affiliates or their successors or assigns shall (i) consummate any transaction or series of transactions pursuant to which, upon the consummation of the transactions or series of transactions contemplated thereby, the assets and entities comprising the Business (including the Acquired Group Companies) would no longer be majority-owned (directly or indirectly) by one or more of the Sponsors or their Affiliates (whether pursuant to a merger or any transfer of assets or equity interests of any Person or otherwise) or (ii) consummate an initial underwritten public offering of equity securities of Purchaser, any Acquired Company in respect of the Business that is registered under the Securities Act or other similar public offering, in each case unless Seller and the other Seller Persons are fully and entirely released from the Seller Guarantees and all liabilities and obligations of the Seller Persons thereunder.

(f) For the avoidance of doubt, nothing in this Section 5.7 shall require Seller to, or to cause any of its Subsidiaries to, make or accelerate any payment under Indebtedness, Contract or other obligation for which Seller or any Retained Subsidiary is or may be liable under any Seller Guarantee.

5.8 Intercompany Accounts; Affiliate Contracts.

(a) On or prior to the Closing Date, (all intercompany accounts (except for the Ancillary Agreements and for any Inter-Company Trade Payables and, for the avoidance of doubt, intercompany accounts solely between the Acquired Group Companies) between any Seller Person, on the one hand, and any Acquired Group Company, on the other hand shall be settled or otherwise eliminated (in such a manner as Seller shall determine in its sole discretion), in each case without any liability to Purchaser or the Acquired Group Companies (including by Seller or any of its Affiliates removing from such Acquired Group Company all Cash on Hand or funds from cash pools by means of dividends, distributions, the creation or repayment of intercompany debt, increasing or decreasing of cash pool balances or paid-in capital or otherwise). Without limiting the generality of the foregoing, the Parties acknowledge that at or prior to the Closing, Seller and its Subsidiaries, including the Acquired Group Companies and their respective Subsidiaries, shall be permitted to maintain through the Closing Date their respective cash management systems and any Seller Person may capitalize intercompany loans between such Seller Person, on the one hand, and any Acquired Group Company, on the other hand, by means of an increase of the amount of paid-in capital of such Person with respect to such Acquired Group Company and a cancellation of existing Indebtedness under such intercompany loans as consideration therefor. Following the Closing, Seller and Purchaser shall, and shall cause their respective Subsidiaries (including, in respect of Purchaser, the Acquired Group Companies) to, settle the Inter-Company Trade Payables in the ordinary course of business consistent with past practice in accordance with their terms.

(b) On or prior to the Closing Date, all Contracts (other than this Agreement, any Ancillary Agreement or any Contract set forth on Section 5.8(b) of the Seller Disclosure Schedule) between any of the Acquired Group Companies or, with respect to the Business, the Seller Persons, on the one hand, and one or more of their Affiliates (including Seller, any Equity Selling Entity or any other Asset Selling Entity but not including any of the Acquired Group Companies), on the other hand, including all Affiliate Contracts, shall be settled or otherwise eliminated without any liabilities (including liabilities arising from such termination) on the part of Purchaser or any of its Affiliates (including, after the Closing, the Acquired Group Companies) or any Seller Person.

5.9 German PLTA.

(a) Prior to the Closing, Seller shall use reasonable best efforts to cause the German Seller to (i) terminate each of the PLTAs effective as of the Closing Date by issuing termination letters to each of the German Acquired Companies and providing for a termination for cause pursuant to the terms of the PLTAs based on the consummation of the transactions contemplated under this Agreement and (ii) enter into corresponding shareholder resolutions authorizing the termination of the PLTAs.

(b) Immediately following the Closing Date, German Purchaser shall cause the termination of such PLTAs to be filed for registration with the relevant German commercial registers. Following the Closing, German Purchaser shall cause each of the German Acquired Companies to prepare interim financial statements for the PLTA Period in accordance with German GAAP and, to the extent compliant with German GAAP, the accounting principles, policies, practices, evaluation rules and procedures, methods and bases as applied by the relevant German Acquired Company in its latest financial statements, and, to the extent required by Law, have them audited by a reputable auditor in accordance with the applicable standards (the “PLTA Termination Accounts”).

(c) German Purchaser shall provide the PLTA Termination Accounts to Seller as soon as reasonably practicable following the Closing Date, but in any event not later than sixty (60) days after the Closing Date, and all fees, expenses and costs (including those of the auditor, if any) incurred in connection with the preparation of the PLTA Termination Accounts shall be borne by German Purchaser. The Parties shall provide each other with such cooperation, information and materials as either of them may reasonably request in connection with the preparation of the PLTA Termination Accounts.

(d) The amount owed under the PLTAs by the German Seller to any of the German Acquired Companies as compulsory loss compensation payment for the PLTA Period (such amount, together with any accrued interest thereon, a “PLTA Loss Compensation Claim”) or the amount owed under the PLTAs by any of the German Acquired Companies to the German Seller as a profit transfer obligation for the PLTA Period (such amount, together with any accrued interest thereon, a “PLTA Profit Transfer Claim”), as the case may be, shall be determined on the basis of the PLTA Termination Accounts.

(e) In the event that any of the PLTA Termination Accounts shows a PLTA Loss Compensation Claim, Seller shall, and German Purchaser shall cause the relevant German Acquired Company to, agree to a conversion of the PLTA Loss Compensation Claim (including accrued interest, if any) into an interest-bearing upstream loan (“PLTA Upstream Loan”). Subject to Closing and immediately upon the conversion into the PLTA Upstream Loan, German Purchaser shall assume all obligations and liabilities in connection with the PLTA Upstream Loan from, and under full release of, the German Seller by means of entering into an assumption agreement and settle the PLTA Upstream Loan in cash. German Purchaser shall cause the respective German Acquired Company to declare its consent to the contemplated assumption by Purchaser, by written declaration.

(f) In the event that any of the PLTA Termination Accounts show a PLTA Profit Transfer Claim, Seller shall, and German Purchaser shall cause the relevant German Acquired Company to, agree to a conversion of the PLTA Profit Transfer Claim into an interest-bearing shareholder loan (“PLTA Shareholder Loan”). Subject to Closing having occurred, German Seller and German Purchaser shall agree to a transfer of the PLTA Shareholder Loan to Purchaser with all rights and obligations pertaining thereto (including accrued interest thereon as of the Closing Date). German Purchaser shall cause the relevant German Acquired Company to duly perform all of its obligations (including tax obligations) in relation to the PLTA Profit Transfer Claim, and the PLTA Shareholder Loan.

(g) Following the Closing, German Purchaser shall settle upon request of Seller, by way of actual payment to the relevant German Acquired Company in the name of and for the account and on behalf of the German Seller, any and all claims of the respective German Acquired Company against German Seller in connection with the PLTAs for periods up until the Closing Date. If and to the extent that the German Seller receives after the Closing Date a payment by any of the German Acquired Companies in connection with the PLTA, Seller shall pay an amount equal to such amount actually received by the German Seller from the relevant German Acquired Company to German

Purchaser. Any payments by German Purchaser and/or Seller, as the case may be, under this Section 5.9 shall be treated as an adjustment to the Purchase Price, unless otherwise required by applicable Law.

(h) From and after the Closing Date, German Purchaser shall cause (i) the German Acquired Companies to duly perform all of their obligations under the PLTAs in relation to any periods up to the Closing Date and (ii) the tax returns and the financial statements of the German Acquired Companies for any periods up to the Closing Date not to be amended to the extent this would cause a liability of the German Seller to compensate additional losses or to repay any profits received under the PLTAs.

(i) German Purchaser shall, following the Closing Date, (i) furnish at any time security to any creditor of the German Acquired Companies requested by such creditor from the German Seller or any of its Affiliates, to which such creditor is entitled to pursuant to Section 303 of the German Stock Corporation Act as a result of the termination of any of the PLTAs and (ii) unless required by Law, ensure that any such security granted by Seller or by any of Seller’s Affiliates are being fully released and replaced.

5.10 Insurance. (a) From and after the Closing Date, the Acquired Group Companies shall cease to be insured by the insurance policies maintained by Seller and or any other Seller Person or by any of their self-insured programs (the “Seller Insurance Policies”), and neither Purchaser nor its Affiliates (including, after the Closing, the Acquired Group Companies) shall have any access, right, title or interest to or in any such Seller Insurance Policies (including to all claims and rights to make claims and all rights to proceeds) to cover any assets of the Acquired Group Companies or any liability arising from the operation of the Business; provided that, notwithstanding the foregoing, Purchaser and the Acquired Group Companies shall have the right to make claims and the right to proceeds to the extent related to the Transferred Assets or Assumed Liabilities under any Seller Insurance Policies for occurrence-based claims pertaining to, arising out of and inuring to the benefit of any Seller Person for all periods prior to the Closing (other than with regard to the Seller Insurance Policies set forth on Schedule 5.10 of the Seller Disclosure Schedule (the “Excluded Insurance Policies”). Seller and any other Seller Person may, to be effective as of the Closing, amend any Seller Insurance Policies in the manner it deems appropriate to give effect to this Section 5.10. From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for its operation of the Acquired Group Companies and the Business. At the Closing, Purchaser agrees to take over and assume all the known and incurred but not reported claims of the Acquired Group Companies and the Business, which have been incurred as of the Closing Date, and Purchaser agrees to be responsible to pay such claims until they are finally settled and disclosed, subject to the rights described above that it may have under any Seller Insurance Policies for occurrence-based claims pertaining to, arising out of and inuring to the benefit of any Seller Person for all periods prior to the Closing. Purchaser further covenants and agrees not to seek to assert or to exercise any rights or claims of any Acquired Group Company or the Business under or in respect of, or make any claims against, (i) any Excluded Insurance Policies or (ii) any other past or current insurance policy as of the Closing Date under which any Acquired Group Company or Affiliate thereof or the Business is a named insured or otherwise insured, other than, solely in the case of this clause (ii), under any Seller Insurance Policies for occurrence-based claims pertaining to, arising out of and inuring to the benefit of any Seller Person for all periods prior to the Closing. With respect to any matters related to the Transferred Assets or the Assumed Liabilities for which insurance coverage is available under such Seller Insurance Policies, Seller shall seek the maximum recovery or allow Purchaser to seek recovery under such insurance policies, in each case, at Purchaser’s sole cost and expense, and Seller shall cooperate with Purchaser if it seeks recovery, with respect to such matters and shall remit any insurance proceeds actually obtained therefrom (net of Seller’s reasonable and documented costs and expenses of seeking such recovery, to the extent not otherwise paid or reimbursed by Purchaser, including any Taxes or premium increases resulting therefrom) to Purchaser to its designee.

(b) From and after the Closing Date, the Seller Persons shall have the right to make claims and the right to proceeds with respect to any matter related to the Excluded Assets or Excluded Liabilities under any insurance policies for occurrence-based claims pertaining to, arising out of and inuring to the benefit of any Seller Person or any Acquired Group Company for all periods prior to the Closing (the “Business Insurance Policies”). With respect to any Excluded Liability for which insurance coverage is available under the Business Insurance Policies, Purchaser shall seek the maximum recovery or allow Seller to seek recovery under the Business Insurance Policies, in each case, at Seller’s sole cost and expense, and Purchaser shall cooperate with Seller if it seeks recovery, with respect to such matters and shall remit any insurance proceeds actually obtained therefrom (net of Purchaser’s reasonable and documented costs and expenses of seeking such recovery, to the extent not otherwise paid or reimbursed by Seller, including any Taxes or premium increases resulting therefrom) to Seller to its designee.

5.11 Litigation Support. Other than any adverse claim by Seller or any of its Affiliates against Purchaser and/or its Affiliates (or vice versa), in the event and for so long as any Party or their respective Affiliates is prosecuting, contesting or defending any legal proceeding, Action, investigation, charge, claim, or demand by a third party in connection with (a) any transactions contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Transferred Assets, the Excluded Assets, the Assumed Liabilities, the Excluded Liabilities, the Business or the Acquired Group Companies, each Party shall, and shall cause its Subsidiaries and Affiliates and its and their respective Representatives to, reasonably cooperate with the other Party and its Affiliates and its counsel in such prosecution, contest or defenses, including making available its personnel and providing such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense.

5.12 Recordation of Transfer of Certain Transferred Assets. Purchaser acknowledges and agrees that Purchaser shall be responsible, at its sole cost and expense, for all applicable recordations of the assignment of the Transferred Assets, including the Transferred Patents, the Transferred Trademarks and the Transferred Copyrights from the title owner of each such Transferred Asset to Purchaser or its Affiliates.

5.13 Non-Solicitation; Non-Competition.

(a) Commencing on and for a period of three (3) years following the Closing Date, Seller shall not, and shall cause the Retained Subsidiaries not to, directly or indirectly, engage in any business that competes with the Business anywhere in the world (the “Restricted Activities”).

(b) The Parties agree that nothing herein shall prohibit Seller or its Subsidiaries from:

(i) acquiring or investing in any Person, or the assets thereof, if less than ten percent (10%) of the gross revenues, assets and income of such Person or assets (based on such Person’s latest annual audited consolidated financial statements) are related to or were derived from Restricted Activities;

(ii) acquiring or investing in any Person, or the assets thereof, if ten percent (10%) or more than ten percent (10%) of the gross revenues, assets and income of such Person or assets (based on such Person’s latest annual audited consolidated financial statements) are related to or were derived from Restricted Activities; provided, that within one year of such acquisition, such Party or its Subsidiaries enter into a definitive agreement to divest itself of all or substantially all of the assets or operations so acquired that are engaged in Restricted Activities, as applicable (and use reasonable best efforts to consummate such transaction as soon as reasonably practicable thereafter);

(iii) acquiring or investing in securities representing not more than five percent (5%) of the outstanding voting power of any Person; provided that Seller or its Subsidiaries has no representative on the board of directors or similar governing body;

(iv) acquiring or investing in any equity interest in any Person through any employee benefit plan of such Party or its Subsidiaries; or

(v) engaging in all or any portion of the ESAB and DJO businesses of Seller and its Subsidiaries as presently conducted.

(c) Commencing on and for a period of two (2) years following the Closing Date, Seller shall not, and shall cause the Retained Subsidiaries not to, directly or indirectly, solicit for employment (whether as an employee, consultant or otherwise), offer to hire or engage, hire, employ, engage or enter into any employment or consulting agreement or arrangement with any Transferred Employee or other Business Employee; provided, that this prohibition shall not apply to (i) solicitation of any such individual who has been terminated by Purchaser or its Affiliates, (ii) solicitations made to the public or the industry generally through advertising or electronic listing which are not targeted at employees of Purchaser or any of its Subsidiaries or (iii) hiring any person who either (A) except for any such employee with annual compensation greater than or equal to $150,000, responds to a solicitation permitted under clause (i) or (ii) above or (B) who was not employed by any of the Acquired Group Companies or Purchaser or its Affiliates for six (6) months prior to such hiring.

(d) The Parties agree that, notwithstanding anything to the contrary herein, the provisions of 5.13(a) and 5.13(c) shall not prohibit (i) Seller or any of the Retained Subsidiaries from performing under any Contract or owning or operating any other asset that constitutes a Transferred Asset which is not transferred, conveyed or assigned to Purchaser or one of its Subsidiaries as of the Closing Date or (ii) Seller or any of the Retained Subsidiaries from performing its obligations under this Agreement or the Ancillary Agreements.

(e) Notwithstanding anything to the contrary set forth herein (including Section 12.13), in the event of a breach of any of the provisions of Section 5.13(a) through (d) (the “Restrictive Covenants”):

(i) Purchaser and its Affiliates (including the Acquired Group Companies) shall, without limitation of any other available remedy, be entitled to (A) have the Restrictive Covenants specifically enforced by any court of competent jurisdiction and (B) have issued an injunction restraining any such breach (or threatened breach) without posting of a bond; it being understood that any breach of any of the Restrictive Covenants would cause irreparable and material damage to Purchaser and its Affiliates (including the Acquired Group Companies), the amount of which cannot be readily determined and as to which neither Purchaser nor any of its Affiliates (including the Acquired Group Companies) will have any adequate remedy at law or in damages;

(ii) it is the desire and intent of the Parties that the Restrictive Covenants be enforced to the fullest extent permissible under the Laws, Orders and public policies applied in each jurisdiction in which enforcement is sought and if any Restrictive Covenant shall be adjudicated finally to be invalid or unenforceable, such Restrictive Covenant shall be deemed amended to the extent (and only to such extent) necessary in order that such provision be valid and enforceable, the remainder of such Restrictive Covenant shall not thereby be affected and shall be given full force and effect without regard to invalid portions and such amendment shall apply only with respect to the operation of the Restrictive Covenant in the particular jurisdiction in which such adjudication is made; and

(iii) the Parties acknowledge and agree that the Restrictive Covenants are necessary for the protection and preservation of the value and the goodwill of the Business and each of Purchaser’s and each Acquired Group Companies’ businesses and are reasonable and valid in geographical and temporal scope and in all other respects.

5.14 Directors and Officers.

(a) Purchaser agrees that all rights to indemnification for acts or omissions occurring prior to the Closing now existing in favor of any current or former director, manager or officer (or person holding a similar position) of the Acquired Group Companies, who is also a Transferred Employee (collectively, the “Covered Persons”) as provided in the Organizational Documents of the Acquired Companies [or any indemnity or indemnification agreements or set forth on Schedule 5.14 (the “Indemnification Agreements”)] shall survive the transactions contemplated by this Agreement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Closing, and Purchaser shall cause each of the Acquired Companies to honor all such obligations. Without limiting the generality of the foregoing, for a period of not less than six (6) years from the Closing, Purchaser shall not, and shall not permit any Acquired Group Company to, amend, modify or terminate any Organizational Document regarding or related to such indemnification matters. At or prior to the Closing, Purchaser shall, at Purchaser’s sole cost and expense, and for a period of not less than six (6) years after the Closing Date, maintain (or shall obtain a six (6)-year “tail” policy providing for) liability insurance covering the Covered Persons with respect to matters occurring prior to the Closing Date and containing terms and conditions that are not less advantageous to the Covered Persons than Seller’s existing policies (provided, however, that in no event shall Purchaser be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by Seller for such insurance (or, in the case of a “tail policy”, 300% of the annual premium currently paid by Seller for such insurance)).

(b) Notwithstanding anything to the contrary herein, (i) if any Covered Person is entitled to be reimbursed or indemnified by any Person (including any Seller Person or the Acquired Group Companies) arising out of or relating to such Covered Person’s actions or omissions occurring at or prior to Closing in connection with such Covered Person’s duties as an officer, director or manager of any Acquired Group Company, such Covered Person shall not be required to recover from or be indemnified by or to seek such recovery or indemnification from, any other Person prior to or as a condition to being indemnified as described in this Section 5.14. Recourse under the insurance policy required by Section 5.14(a) shall be the first recourse of the Covered Persons for such reimbursement or indemnification obligations and in the event recourse under such insurance policy is insufficient or unavailable, Seller shall, to the fullest extent permitted by applicable Law, reimburse and indemnify each such Person from, against and with respect to any such Losses.

(c) Notwithstanding anything to the contrary herein, the provisions of this Section 5.14 are (i) intended to be for the benefit of, and shall be enforceable by, each Covered Person and each Covered Person’s heirs, legatees, Representatives, successors and assigns, it being expressly agreed that such Persons shall be third-party beneficiaries of this Section 5.14, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. If Purchaser or its successors or assigns (x) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (y) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Purchaser shall assume all of the obligations of Purchaser under this Section 5.14.

5.15 Seller Marks. Purchaser, for itself and its Affiliates (including, after the Closing, the Acquired Group Companies), acknowledges and agrees that Purchaser is not purchasing, acquiring or otherwise obtaining any right, title or interest in or to the Seller Marks and that Seller and the other Seller Persons are the exclusive owners of Seller Marks, and (a) neither Purchaser nor any of its Affiliates (including, after the Closing, the Acquired Group Companies) shall have any rights in or to the Seller Marks, (b) within ninety (90) days of the Closing Date (the “Transition Period”), Purchaser shall cause the Acquired Group Companies to cease any and all use of the Seller Marks (including in the respective corporate or other legal names of the Acquired Group Companies), and (c) neither Purchaser nor any of its Affiliates (including, after the Closing, the Acquired Group Companies) shall (i) use, register or seek to use or register in any jurisdiction any of the Seller Marks or any other Marks confusingly similar thereto or (ii) contest the use, ownership, validity or enforceability of any rights of Seller or any of its Affiliates in or to any of the Seller Marks. After the Closing Date, Purchaser shall not (and shall cause its Affiliates, including, after the Closing, the Acquired Group Companies, not to) represent that it has authority to bind any Seller Person. As soon as reasonably practicable following the Closing Date, but in any event by the expiration of the Transition Period, Purchaser shall, and shall cause its Affiliates to, (x) cease and discontinue all uses of the Seller Marks and (y) eliminate the Seller Marks from any signage or other public-facing materials owned or controlled by Purchaser or any of its Affiliates after the Closing Date. Purchaser, on behalf of itself and its Affiliates, agrees that any use of the Seller Marks within the Transition Period shall be substantially similar to how such Seller Marks were used by Seller prior to the Closing Date and in accordance with all applicable Laws. As between the parties hereto, Seller or its Affiliates are the sole and exclusive owners of all right, title and interest in and to the Seller Marks and all rights related thereto and goodwill associated therewith, and all uses of the Seller Marks and the goodwill arising therefrom shall inure solely to the benefit of Seller or such Affiliates. Seller and its Affiliates shall have the right to inspect and exercise quality control with respect to Purchaser’s use of the Seller Marks. Purchaser shall not, and shall cause its Affiliates to not, use the Seller Marks in a manner that could reasonably be expected in any respect to reflect negatively on, or otherwise adversely affect, any such Seller Marks (including the goodwill associated therewith) or Seller or any of its Affiliates. Without limiting any other remedies that may be available to Seller or any of its Affiliates, Seller shall have the right to terminate the foregoing license upon written notice to Purchaser, following a thirty (30) day notice and cure period, if Purchaser or any of its Affiliates materially breaches any of the terms or conditions set forth in this Section 5.15 or otherwise fails to comply with any reasonable direction of Seller with respect to the use of any of the Seller Marks by Purchaser or its Affiliates.

5.16 Misallocated Assets. If, following Closing, any Party discovers that Purchaser or any of its Affiliates (including, after the Closing, any Acquired Group Company) owns any right, property or asset that constituted an Excluded Asset as of the Closing Date, or that any right, property or asset that has been transferred by Seller or any other Seller Person to Purchaser or any of its Affiliates were Excluded Assets as of the Closing Date, then any such right, property or asset shall be deemed to have been held in trust by such Acquired Group Company, Purchaser or their Affiliates following the Closing for the applicable Seller Person, and Purchaser shall, and shall cause such Acquired Group Company and its other Affiliates to, promptly transfer, assign and convey such rights, property or assets to Seller (or any of its Affiliates as designated by Seller) without any consideration therefor. If, following the Closing, any Party discovers that any Transferred Asset was not transferred to Purchaser as part of the consummation of the transactions contemplated by this Agreement, then any such Transferred Asset shall be deemed to have been held in trust by the Asset Selling Entity or their Affiliate still in possession of such Transferred Asset following the Closing for Purchaser, the applicable Acquired Group Company or their Affiliate and Seller shall, and shall cause the applicable Asset Selling Entity to, promptly transfer, assign and convey such Transferred Asset to Purchaser as directed by Purchaser without additional consideration therefor. Without limitation of the foregoing, Purchaser and Seller shall take the actions set forth on Section 5.16 of the Seller Disclosure Schedule with respect to any Excluded Real Property that remains in the possession of any Acquired Group Company following the Closing. Notwithstanding the foregoing and anything to the contrary in this Agreement, the Parties understand and agree that (i) the Excluded Assets are not intended to, and shall not, be transferred to Purchaser or any of its Affiliates (including, after the Closing, the Acquired Group Companies) and the Seller Persons shall retain such rights, properties and assets and (ii) the Transferred Assets are not intended to, and shall not, be retained by Seller or any of its Affiliates (excluding, after the Closing, the Acquired Group Companies) from and after the Closing and Purchaser or its Affiliates shall obtain such rights, properties and assets at the Closing.

5.17 Payments.

(a) Each Seller Person, as applicable, shall promptly pay or deliver to Purchaser any monies or checks which have been sent to such Seller Person after the Closing Date by customers, suppliers or other contracting parties of the Acquired Group Companies or the Business, as applicable, for goods or services provided by the Business.

(b) Purchaser shall promptly pay or deliver to Seller any monies or checks that have been sent after the Closing Date to Purchaser, the Acquired Group Companies or their respective Affiliates to the extent they are Excluded Assets (including promptly forwarding invoices or similar documentation to Seller or another Seller Person, as applicable).

(c) If, at any time after the Closing, an invoice, bill, purchase order or other similar documentation from any customer, supplier or other contracting party of the Business (including through an Acquired Group Company or otherwise) is received by a Seller Person, such payment constitutes an Assumed Liability and such Seller Person actually pays any amount with respect thereto, upon receipt of written notice and reasonable supporting documentation from such Seller Person, Purchaser shall promptly reimburse such Seller Person for any and all such amounts actually paid by such Seller Person.

(d) Purchaser acknowledges that the Business currently receives from Seller and Seller Persons certain administrative and corporate services and benefits of a type generally provided to other businesses and Affiliates of the Seller Persons (the “Support Services”). Seller and Purchaser acknowledge that, except as provided in the Ancillary Agreements, all Support Services shall cease at Closing, and all agreements and arrangements (whether or not in writing) in respect thereof shall terminate as of the Closing Date, with no further obligation of any party thereto.

5.18 Notification of Certain Matters. Seller and Purchaser shall promptly notify each other of (a) any Action or investigation commenced or, to the Knowledge of Seller or to the Knowledge of Purchaser, as applicable, threatened against, relating to or involving or otherwise affecting such Party which relates to this Agreement or the Ancillary Agreements or the transactions contemplated hereunder or thereunder or (b) any change, condition or event that (i) renders or would reasonably be expected to render any representation or warranty of such Party set forth in this Agreement to be untrue or inaccurate to an extent such that the condition set forth in Sections 8.2(a) or 8.3(a), as applicable, would not be satisfied if the Closing were to then occur or (ii) result or would reasonably be expected to result in any failure of such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be completed with or stratified by such Party; provided, that no such notification, nor any failure to make such notification, shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties hereunder.

5.19 Misdirected Correspondence. For ninety (90) days following the Closing Date, Seller shall forward (or cause to be forwarded) as soon as practicable to Purchaser all correspondence and written customer or supplier inquiries received to the extent related to the Business. Thereafter, Seller may return such correspondence and written customer inquiries to the senders.

5.20 Transition Services Agreement. At the Closing, the Parties shall, and shall cause their respective Subsidiaries, as applicable, to, enter into the Transition Services Agreement. To the extent there is a conflict between any of the provisions of this Agreement and the Transition Services Agreement, the provisions of the Transition Services Agreement shall control with respect to the subject matter thereof.

5.21 Financing.

(a) Purchaser shall not, without the prior written consent of Seller, agree to, or permit any withdrawal, rescindment, amendment, replacement, supplement or modification to be made to, or any waiver of any provision or remedy pursuant to or consent under, (x) the Equity Financing Letter (other than to increase the amount of Equity Financing available thereunder) or (y) the Debt Commitment Letters if such withdrawal, rescindment, amendment, replacement, supplement, modification or waiver would (i) reduce (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Debt Financing below the amount necessary to satisfy the Required Amount (after taking into account the amount of the Equity Financing and available cash of the Business) unless the Equity Financing is increased by a corresponding amount; (ii) impose new or additional conditions or other terms or otherwise expand, amend or modify any of the conditions to the receipt of the Financing; (iii) expand, amend, or modify any other terms to the Financing in a manner that would reasonably be expected to (A) delay or prevent the Closing or (B) make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing less likely to occur in any respect; or (iv) adversely impact the ability of Purchaser to enforce its rights against the other parties to the Financing Letters or the definitive agreements with respect thereto; provided that Purchaser may amend the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date of this Agreement. Purchaser shall furnish to Seller true and complete copies of any amendment, replacement, supplement, modification, consent or waiver relating to the Financing Letters or any Definitive Financing Agreements as promptly as practicable upon execution thereof.

(b) Subject to the terms and conditions of this Agreement, Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange, consummate and obtain the Financing not later than the date Closing is required to be effected in accordance with Section 2.9, on the terms and conditions set forth in the Financing Letters and any related Fee Letter (including complying with any request requiring the exercise of so-called “flex” provisions in any Fee Letter) (or on other terms that, with respect to conditionality, are not less favorable to Purchaser than the terms and conditions (including any “market flex” provisions) set forth in the Financing Letters and any related Fee Letter so long as such other terms would not (and would not reasonably be expected to) have any result, event or consequence described in any of clauses (i) through (iv) of Section 5.21(a)), including, using its reasonable best efforts to (i) maintain in effect the Financing Letters in accordance with the terms and subject only to the conditions therein; (ii) negotiate, enter into, execute and deliver definitive agreements (which, with respect to the bridge facility documentation, shall not be required until reasonably necessary in connection with the funding of the Debt Financing) with respect to the Debt Financing contemplated by the Debt Commitment Letters and related Fee Letter (which may reflect “market flex” provisions) (or on other terms that, with respect to conditionality, are no less favorable to Purchaser than the terms contained in the Debt Commitment Letters and any related Fee Letter (including any “market flex” provisions applicable thereto) so long as such other terms would not (and would not reasonably be expected to) have any result, event or consequence described in clauses (i) through (iv) of Section 5.21(a)), in each case, which terms shall not in any respect expand on the conditions to the funding of the Financing at the Closing or reduce the aggregate amount of the Financing below the amount required to satisfy the Required Amount (after taking into account the amount of the Equity Financing and available cash of the Business) unless the Equity Financing is correspondingly increased (such definitive agreement, the “Definitive Financing Agreements”); (iii) satisfy on a timely basis (or, if deemed advisable by Purchaser, seek the waiver of) all conditions applicable to Purchaser contained in the Debt Commitment Letters and related Fee Letter and the Definitive Financing Agreements and in the Equity Commitment Letter; (iv) consummate the Financing at or prior to the Closing, including causing the Financing Sources to fund the Debt Financing at the Closing; (v) comply with (or, if deemed advisable by Purchaser, seek the waiver of) its covenants or other obligations pursuant to the Financing Letters and the definitive documents relating to the Financing on or prior to the Effective Time; and (vi) enforce its rights pursuant to the Financing Letters. Purchaser shall pay, or cause to be paid, all commitment or other fees arising pursuant to the Financing Letters as and when they become due.

(c) Purchaser shall, upon request of Seller (i) keep Seller informed on a reasonably current basis and in reasonable detail of any material developments concerning the status of its efforts to arrange the Financing; and (ii) provide Seller with drafts (reasonably in advance of execution) of any Definitive Financing Agreements and other material documents related to the Debt Financing as shall be necessary to allow Seller to monitor the progress of such financing activities. Without limiting the generality of the foregoing, Purchaser shall give Seller prompt notice in writing (but in any event within two (2) Business Days after the occurrence or discovery of) (A) of any breach, default (or any event or circumstance that, with notice or lapse of time or both, could reasonably be expected to give rise to any breach or default), cancellation, termination or repudiation by any party to the Financing Letters or Definitive Financing Agreements; (B) of the receipt by Purchaser of any written notice or written communication from any Financing Source with respect to any (1) actual or threatened breach, default, cancellation, termination or repudiation (or notice or communications from lenders or other sources of Debt Financing to Purchaser of any such actual or threatened by any party to the Financing Letters or any Definitive Financing Agreements of any provisions of the Financing Letters or such definitive agreements; or (2) material dispute or disagreement between or among any parties to the Financing Letters or any definitive agreements related to the Financing; and (C) if for any reason Purchaser at any time believes that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letters or any Definitive Financing Agreements that would reasonably be expected to adversely impact the ability of Purchaser to obtain all or any portion of the Financing necessary to fund the Required Amount (after taking into account the amount of the Equity Financing and available cash of the Business) on the terms and in the manner contemplated by the Commitment Letters or the Definitive Financing Agreements. Purchaser shall provide any information reasonably requested by Seller relating to any of the circumstances referred to in the previous sentence as promptly as reasonably practical after the date that Seller delivers a written request therefor to Purchaser.

(d) If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions in any Fee Letter) contemplated in the Debt Commitment Letters and related Fee Letter, Purchaser shall use its reasonable best efforts to, as promptly as practicable following the occurrence of such event, notify Seller in writing and use its reasonable best efforts to, as promptly as reasonably practicable following the occurrence of such event, (i) arrange and obtain the Debt Financing or such portion of the Debt Financing from the same or alternative sources (A) on terms and conditions (including any “market flex” provisions) that are at least as favorable to Purchaser as those contained in the Debt Commitment Letters and related Fee Letter (including the “market flex” provisions), (B) containing conditions to draw, conditions to Closing and other terms that would reasonably be expected to affect the availability thereof that (1) are not more onerous in any respect than those conditions and terms contained in the Debt Commitment Letters and related Fee Letter, (2) would not reasonably be expected to delay the Closing or make the Closing materially less likely to occur, and (3) in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be (the “Alternate Debt Financing”); and (ii) obtain one or more new financing commitment letters with respect to such Alternate Debt Financing (the “New Debt Commitment Letters”), which new letters will replace the existing Debt Commitment Letters in whole or in part. Purchaser will promptly provide a copy of any New Debt Commitment Letters (and any fee letter in connection therewith or other agreements related thereto) to Seller. Any reference in this Agreement (other than with respect to representations in this Agreement made by Purchaser that speak as of the date hereof) to (X) the “Financing Letters” or the “Debt Commitment Letters” will be deemed to include the Debt Commitment Letters to the extent not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letters to the extent then in effect, the “Financing Letters” shall refer to such documents as otherwise amended or modified in accordance with the terms of this Agreement.

(e) Purchaser shall, and shall cause its Affiliates to, refrain from taking, directly or indirectly, any action that would reasonably be expected to result in the failure of any of the conditions contained in the Financing Letters or in any definitive agreement relating to the Financing. Purchaser acknowledges and agrees that none of the obtaining of the Financing or any permitted alternative financing, the completion of any issuance of securities contemplated by the Financing or Seller or any of its Subsidiaries having or maintaining any available cash balances is a condition to the Closing, and reaffirm their obligation to consummate the Transaction irrespective and independently of the availability of the Financing or any permitted alternative financing, the completion of any such issuance, or Seller or any of its Subsidiaries having or maintaining any available cash balances subject to the applicable conditions set forth in Section 8.1 and Section 8.2.

(f) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.21 will require, and in no event will the reasonable best efforts of Purchaser be deemed or construed to require, Purchaser to (i) seek the Equity Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter or (ii) pay any fees in excess of those contemplated by the Equity Commitment Letter or the Debt Commitment Letters.

5.22 Financing Cooperation.

(a) Following the date of this Agreement and prior to the Closing Date, Seller shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its respective reasonable best efforts, to provide Purchaser with such cooperation as may be reasonably requested by Purchaser to assist it in causing the conditions in the Debt Commitment Letters to be satisfied or as is otherwise reasonably requested by Purchaser in connection with the arrangement of the Debt Financing, including using reasonable best efforts in:

(i) causing management of Seller to participate in a reasonable number of meetings, conference calls, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions (upon reasonable request) with rating agencies and to otherwise cooperate with the marketing efforts for any of the Debt Financing and to assist Purchaser in obtaining ratings as contemplated by the Debt Commitment Letters;

(ii) providing reasonable assistance to Purchaser and the Financing Sources with the preparation of any bank information memoranda, lender presentations, investor presentations, offering documents, rating agency presentations and similar documents required in connection with the Debt Financing;

(iii) executing and delivering as of Closing (but not prior to Closing) any guarantee, pledge and security documents, supplemental indentures, currency or interest hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by Purchaser or the Financing Sources and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Effective Time;

(iv) as promptly as practicable (A) furnishing Purchaser with the Required Financing Information and such other pertinent and customary information regarding the Business as may be reasonably requested by Purchaser to the extent that such information is required in connection with the Debt Commitment Letters and (B) informing Purchaser if the chief executive officer, chief financial officer, treasurer or controller of Seller or any member of the board of directors of Seller shall have knowledge of any facts as a result of which a restatement of any financial statements to comply with GAAP is probable or under consideration;

(v) assisting Purchaser with the preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by Purchaser or the Financing Sources to be included in any offering documents specified in Section 4 of Exhibit D of the Debt Commitment Letter or to satisfy the condition in Section 3(a) of Exhibit D of the Debt Commitment Letter, it being agreed that Seller and its Subsidiaries will not be required to provide any information or assistance relating to (I) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing, (II) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing or (III) any financial information related to Purchaser or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Business by Purchaser;

(vi) requesting and facilitating its independent auditors to (A) provide, consistent with customary practice, (I) customary auditors consents (including consents of accountants for use of their reports in any materials relating to the Debt Financing) and customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to the Business as reasonably requested by Purchaser or as necessary or customary for financings similar to the Debt Financing (including any offering or private placement of debt securities pursuant to Rule 144A under the Securities Act) and (II) reasonable assistance to Purchaser in connection with the Purchaser’s preparation of pro forma financial statements and information and (B) attend accounting due diligence sessions and drafting sessions;

(vii) to the extent required under the Debt Commitment Letters, provide customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a customary representation to the Financing Sources as contemplated by the Debt Commitment Letters, including that the public side versions of such documents do not include material non-public information about the Business or its securities and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing; and

(viii) furnishing at least three (3) Business Days prior to the Closing Date Purchaser and the Financing Sources with all customary documentation and other information required by U.S. regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, to the extent requested at least ten (10) Business Days prior to the Closing Date.

Notwithstanding anything to the contrary in this Section 5.22(a), nothing will require Seller to provide (or be deemed to require Seller to prepare) any (1) pro forma financial statements; (2) information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; (3) description of all or any portion of the Financing, including any “description of notes”; (4) risk factors relating to all or any component of the Financing; (5) other “segment” financial information, financial statements or other financial information and data that would be required by Rules 3-05, 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, Item 10, Item 301, Item 402, Item 404 and Item 601 of Regulation S-K under the Securities Act or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act (the foregoing clauses (1) through (5) is referred herein as “Excluded Information”).

(b) Seller shall use reasonable best efforts to provide to Purchaser, as promptly as reasonably practicable but in any event not later than July 31, 2019, the audited statements of income, equity and cash flows for the fiscal years ended December 31, 2016, December 31, 2017 and December 31, 2018 and the audited balance sheets of the Business for the fiscal years ended December 31, 2017 and December 31, 2018.

(c) Nothing in this Section 5.22(c) will require Seller or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Closing Date; (ii) enter into any definitive agreement the effectiveness of which is not conditioned upon the Closing (other than customary representation letters and authorization letters referred to above); (iii) give any indemnities that are effective prior to the Closing Date that would not be reimbursed or indemnified by Purchaser; or (iv) take any action that would unreasonably interfere with the conduct of the Business, breach any confidentiality obligations or create a risk of damage or destruction to any property or assets of Seller or any of its Subsidiaries. In addition, no action, liability or obligation of Seller, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time, and neither Seller nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Closing Date. Nothing in this Section 5.22(c) will require Seller, its Subsidiaries or their respective directors, officers or employees to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing document, with respect to any debt financing or adopt resolutions approving the agreements, documents and/or instruments pursuant to which any debt financing is obtained or pledge any collateral with respect to any debt financing prior to the Closing. Nothing in this Section 5.22(c) shall require (A) any officer or Representative of Seller or any of its Subsidiaries to deliver any certificate or take any other action under this Section 5.22(c) that could reasonably be expected to result in personal liability to such officer or Representative; or (B) Seller to approve any financing or Contracts related thereto prior to the Closing Date (it being understood and agreed that all certificates, opinions or resolutions shall be delivered by any officer or board members of the Acquired Group Companies immediately after the Closing Date). Seller and its Subsidiaries and Representatives shall not be required to deliver any legal opinions or solvency certificate. Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 8.3(b), as it applies to Seller’s obligations relating to the Debt Financing, shall be deemed satisfied, and Seller shall not be deemed to have breached or failed to perform or observe any covenants, obligations or other agreements contained in this Agreement relating to the Debt Financing, in each case, unless the Debt Financing has not been obtained primarily as a result of the failure of any condition precedent to the funding of the full proceeds of the Financing that is caused by Seller’s willful breach of its obligations under this Section 5.22(c), which breach has not been cured on or prior to the Business Day prior to the third Business Day after Purchaser has provided written notice specifically identifying such breach to Seller.

(d) Seller hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to, or reasonably likely to, harm or disparage Seller or any of its Subsidiaries.

(e) Seller will use its reasonable best efforts, and will cause each of its Subsidiaries to use its respective reasonable best efforts, to update any Required Financing Information provided to Purchaser and the Financing Sources as may be necessary so that such Required Financing Information (i) is Compliant, (ii) meets the applicable requirements set forth in the definition of “Required Financing Information” and (iii) would not, after giving effect to such update(s), cause the Marketing Period to cease pursuant to the definition of “Marketing Period.” For the avoidance of doubt, Purchaser may, to most effectively access the financing markets, require the cooperation of Seller and its Subsidiaries under this Section 5.22 at any time, and from time to time and on multiple occasions, between the date hereof and the Closing Date. Seller agrees to (i) file all reports on Form 10-K and Form 10-Q and, to the extent required to include financial information pursuant to Item 9.01 thereof, Form 8-K and (ii) use reasonable best efforts to file all other Forms 8-K, in each case, required to be filed with the SEC pursuant to the Exchange Act prior to the Closing Date in accordance with the time periods required by the Exchange Act. In addition, if, in connection with a marketing effort contemplated by the Debt Commitment Letters, Purchaser reasonably requests Seller to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to Business, which information Purchaser reasonably determines (and Seller does not unreasonably object) to include in a customary offering memorandum or other marketing materials for the Debt Financing, then Seller shall file such Current Report on Form 8-K.

(f) All non-public or other confidential information provided by Seller, its Subsidiaries or any of their Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement, except that Purchaser will be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors).

(g) Promptly upon request by Seller, Purchaser shall reimburse Seller for any out-of-pocket costs and expenses (including attorneys’ fees) incurred by Seller, its Subsidiaries or any of its Representatives in connection with the cooperation or obligations of Seller, its Subsidiaries and their Representatives contemplated by Section 5.22.

(h) Purchaser shall indemnify, defend and hold harmless Seller, its Subsidiaries and their respective Representatives from and against any and all Losses suffered or incurred by them in connection with their cooperation in arranging the Debt Financing and the performance of their respective obligations under this Section 5.22 and the provision of any information utilized in connection therewith (other than information provided by Seller or its Subsidiaries), in each case, other than to the extent any of the foregoing was suffered or incurred as a result of the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, Seller and its Subsidiaries or, in each case, their respective Representatives.

(i) In no event will Sponsor, Purchaser or any of their respective Affiliates (which for this purpose will be deemed to include each direct investor in Purchaser and the financing sources or potential financing sources of Purchaser and such investors) enter into any Contract prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt or equity financing from providing or seeking to provide debt or equity financing or financial advisory services to any Person, in each case in connection with a transaction relating to Seller or any of its Subsidiaries or in connection with the Sale.

5.23 Pre-Closing Restructuring. Seller shall use reasonable best efforts to effect the restructuring transactions set forth on Section 5.23 of the Seller Disclosure Schedule (as may be amended pursuant to this sentence, the “Pre-Closing Restructuring Transactions”) on or before the Closing Date; provided, however, that following the date hereof, Seller shall be permitted to amend Section 5.23 of the Seller Disclosure Schedule with the extent the effect of such amendments would not cause Purchaser or any Acquired Company to incur any material cost, expenses or other liability or adversely affect the operations of the Business, taken as a whole, after the Closing in any material respect.

5.24 Debt Facilities.

(a) Seller shall use reasonable best efforts, and shall cause its applicable Subsidiaries to use reasonable best efforts, to deliver to Purchaser at least two (2) Business Days prior to the Closing Date evidence that all guarantees in connection with the Seller Debt Facilities and all Liens relating to the assets and properties of the Business securing the obligations under the Seller Debt Facilities shall be released and terminated upon the Closing.

(b) If the Subject Indebtedness (as defined below) is not repaid in full prior to such time, Seller shall use reasonable best efforts, and shall cause its applicable Subsidiaries to use reasonable best efforts, to deliver to Purchaser at least two (2) Business Days prior to the Closing Date a copy of a payoff letter with respect to the South African Bridge Facility Agreement (the “Subject Indebtedness”) in customary form, which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable under the Subject Indebtedness as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount under such payoff letter, the Subject Indebtedness and all related loan documents shall be terminated and (iii) provide that all Liens and guarantees in connection with the Subject Indebtedness relating to the assets and properties of the Business securing the obligations under the Subject Indebtedness shall be released and terminated upon payment of the Payoff Amount on the Closing Date.

5.25 Cash on Hand. Seller shall use commercially reasonable efforts to cause the amount of Cash on Hand as of the Closing in each of the jurisdictions listed in Section 1.1(a) of the Seller Disclosure Schedule to be no less than the amount of Cash on Hand set forth in the column titled “Minimum Cash Amount” on Section 1.1(a) of the Seller Disclosure Schedule in respect of each such jurisdiction.

5.26 Seller Name Change. As soon as reasonably practicable, but in no event more than five (5) Business Days after the Closing, each of Howden North America, Inc. and Howden Group Holdings GmbH shall cause an amendment to its certificate of incorporation to be filed with the appropriate Governmental Entity and shall take all other action necessary to change its legal, registered, assumed, trade and “doing business as” name, as applicable, to a name or names not containing “Howden” or any name confusingly similar to the foregoing and will cause to be filed as soon as practicable after the Closing, in all jurisdictions in which each of Howden North America, Inc. and Howden Group Holdings, GmbH is qualified to do business, any documents necessary to reflect such change in its legal, registered, assumed, trade and “doing business as” name, as applicable, or to terminate its qualification therein. Seller further agrees that from and after the Closing, each Seller and its respective Affiliates will cease to make any use of the name “Howden” and any similar names indicating affiliation with the Purchaser, any of its Affiliates, the Business or the business or activities engaged in by Purchaser or any of its Affiliates.

5.27 Intellectual Property Assignment. Seller shall, and shall cause each other applicable Seller Person to, use commercially reasonable efforts to provide to Purchaser prior to Closing, assignments in recordable form, with respect to each of the U.S. registrations and pending

U.S. applications for the Transferred Patents, Transferred Trademarks, Transferred Copyrights and Transferred Domain Names listed in Section 3.18(a) of the Seller Disclosure Schedule, duly executed by the applicable Seller Person and in form and substance reasonably satisfactory to Purchaser.

5.28 Other Pre-Closing Actions. During the period from the date of this Agreement to the Closing Date, Seller shall use reasonable best efforts to, and shall cause its applicable Subsidiaries to use reasonable best efforts to, take the actions set forth in Section 5.28 of the Seller Disclosure Schedule.

ARTICLE VI

EMPLOYEE MATTERS COVENANTS

6.1 Transferred Employees.

(a) The Parties agree that each Business Employee who, as of immediately prior to the Closing, is employed by an Acquired Group Company or any of its Subsidiaries (each, an “Acquired Employee”) shall continue employment with such Acquired Group Company or any of its Subsidiaries immediately following the Closing.

(b) Purchaser shall continue to employ (or cause employment to be continued for) each Business Employee who, as of immediately prior to the Closing, is not employed by an Acquired Group Company, but whose employment automatically transfers to Purchaser or any of its Affiliates by operation of Law as of or immediately following the Closing (each, an “Automatically Transferring Employee”) on terms and conditions as required by Law. Where such automatic transfer is reasonably anticipated by the Parties, Seller and its Affiliates shall promptly comply with their obligations under the Transfer or Undertakings (Protection of Employment) Regulations 2006 (as amended) or equivalent automatic transfer Law in other applicable jurisdictions.

(c) Purchaser shall, or shall cause its Affiliates to, make offers of employment, effective as of the Closing Date, to all Business Employees who, as of immediately prior to the Closing, are not employed by an Acquired Group Company and whose employment does not transfer to Purchaser and its Affiliates (including, after the Closing, the Acquired Group Companies and its Subsidiaries) by operation of Law (each, an “Offer Employee”). Such offers of employment by Purchaser or its Affiliates shall (i) be on terms and conditions, for location, position, working conditions, and responsibility that are substantially equivalent to such terms and conditions provided to such Offer Employees by Seller or any other Seller Person immediately prior to the Closing Date and (ii) provide for base pay and other compensation and benefits that are consistent with the requirements of Section 6.2(b) of this Agreement or, in the case of (i) or (ii), as otherwise sufficient both to comply with applicable Law and to avoid Seller or any other Seller Person being obligated to provide any notice, retention, severance, retrenchment or similar pay or benefits under applicable Law. Purchaser’s offer of employment shall be delivered to each such Offer Employee at least five (5) days prior to the Closing Date, unless required to be delivered earlier pursuant to applicable Law. Prior to Purchaser’s delivery of such employment offer to such Offer Employee, Purchaser shall provide a draft of such offer of employment to Seller and give Seller reasonable opportunity to comment on such offer, including with respect to its compliance with the terms of this Agreement. Seller agrees that it will, or will procure that its Affiliates will take all steps reasonably required to release Offer Employees who wish to accept such an offer with the Purchaser or their Affiliate from its, or their employment and waive any post termination restrictions binding those Offer Employees to the extent that they would otherwise prevent the Offer Employee from being employed by, or in respect of, the Acquired Business.

(d) Any Acquired Employee and any Automatically Transferring Employee, as of the Closing, and any Offer Employee who commences employment with Purchaser or its Affiliate as of the Closing, shall be referred to as a “Transferred Employee”.

(e) Seller and Purchaser intend that for purposes of any notice, retention, severance, retrenchment or termination benefit plan, program, policy, agreement or arrangement, the transactions contemplated by this Agreement shall not constitute a severance of employment of any Transferred Employee prior to or upon the consummation of the transactions contemplated hereby, so that Transferred Employees remain in continuous and uninterrupted employment immediately before, during and immediately following the Closing. On or after the Closing Date, Purchaser shall assume and be solely responsible for, and shall indemnify, defend and hold harmless Seller and its Affiliates from and against, all liabilities in respect of claims made by any Transferred Employee for notice, retention, severance, retrenchment or other termination pay or benefits (including claims for constructive dismissal, termination indemnities, any damages arising from a breach of the Transferred Employee’s employment contract, and any payments required to be made under any applicable Law in respect of the termination of the Transferred Employee’s employment) relating to (i) the transactions contemplated under this Agreement, (ii) Purchaser’s (or an Affiliate’s) offer of employment to any Business Employee, (iii) a Business Employee not accepting Purchaser’s (or an Affiliate’s) offer of employment or his or her transfer of employment by operation of Law, and/or (iv) termination of employment or constructive dismissal of any Transferred Employee by Purchaser or an Affiliate of Purchaser on or after the Closing Date.

(f) Seller and Purchaser and their respective Affiliates shall comply with their obligations under applicable Laws to notify, and where applicable bargain and/or consult with Business Employees or employee representatives, unions, works councils or other employee representative bodies, if any, and shall provide such information to the other Party as may be required by that Party to comply with its notification, bargaining and/or consultation obligations or as reasonably requested. Purchaser agrees to recognize all existing union and/or works council representations, to assume (or honor, as applicable for Acquired Group Companies) all CBAs and any liabilities with respect thereto, and to honor all terms and conditions regarding the Transferred Employees under any existing applicable CBAs, including by establishing employee benefit plans as required to comply with the terms and conditions of applicable CBAs, to replace any Seller Benefit Plans specified in such CBAs. Seller agrees, to the extent reasonably requested by Purchaser or otherwise required by Law or Contract, to allow Purchaser to participate in consultations, bargaining and/or negotiations with labor unions, works councils or other employee representative bodies.

6.2 Compensation and Benefits.

(a) Except as required by the terms of any Seller Benefit Plan or as specifically set forth in the Transition Services Agreement, effective as of the Closing, each Business Employee shall cease to actively participate in (including eligibility to contribute to) and accrue benefits under all Seller Benefit Plans and shall commence participation in benefit and compensation plans established or maintained by Purchaser or its Affiliates. After the Closing Date, Purchaser shall, and shall cause its Affiliates to cooperate with Seller to provide such current information regarding the Transferred Employees on an ongoing basis as may be reasonably necessary to facilitate determinations of eligibility for, and payments of benefits to, the Transferred Employees under any applicable Seller Benefit Plan that continues to be maintained by Seller or any other Seller Person. Except as otherwise provided in this Article VI, Purchaser and its Affiliates shall assume and/or the Acquired Group Companies shall retain all costs, expenses, liabilities and obligations for compensation and employee benefits related to the Transferred Employees and former employees of the Business, regardless of when such cost, expense, liability or obligation was earned, accrued or incurred.

(b) Prior to the Closing, each Business Employee Plan that is not sponsored by an Acquired Group Company shall be transferred to the applicable Acquired Group Company effective prior to or as of the Closing. From and after the Closing, the Acquired Group Companies shall, and Purchaser shall cause the Acquired Group Companies to honor all Business Employee Plans and compensation arrangements and agreements with Business Employees in accordance with their terms as in effect immediately before the Closing. Until the date that is twelve (12) months after the Closing Date, Purchaser shall provide, or shall cause to be provided, to each Transferred Employee (A) base compensation and annual incentive opportunity (which, for the avoidance of doubt, does not include any equity-based compensation) that, in each case, are no less favorable than were provided to the Transferred Employee immediately before the Closing and (B) all other compensation and benefits that are substantially comparable in the aggregate to those provided to such Transferred Employee immediately before the Closing, or at a level otherwise required by applicable Law and CBA. Notwithstanding any other provision of this Agreement to the contrary, until the date that is twelve (12) months after the Closing Date, Purchaser shall, or shall cause the Acquired Group Companies to, provide to each Transferred Employee who is terminated on or prior to the date that is twelve (12) months after the Closing Date, severance benefits equal to the severance benefits for which such Transferred Employee would have been eligible if then calculated under the terms of the Benefit Plan applicable as of immediately prior to the Closing.

(c) For all purposes (including purposes of vesting, eligibility to participate and level of benefits, but not, unless otherwise required by applicable Law or CBA, for accruals under any defined benefit pension plan, any retiree medical or other post-employment welfare benefits) under the employee benefit plans of Purchaser and its Subsidiaries providing benefits to any Transferred Employees after the Closing, including the Business

Employee Plans (the “New Plans”), each Transferred Employee shall be credited with his or her years of service with Seller and its predecessors before the Closing, to the same extent as such Transferred Employee was entitled, before the Closing, to credit for such service under any similar Benefit Plan in which such Transferred Employee participated or was eligible to participate immediately prior to the Closing; provided that the foregoing shall not apply (x) to the extent that its application would result in a duplication of benefits and (y) such service was not recognized under the corresponding Benefit Plan in which such Transferred Employee participated or was eligible to participate immediately prior to the Closing. In addition, and without limiting the foregoing, Purchaser shall cause, and shall ensure that each New Plan provide that, each Transferred Employee be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing to a Benefit Plan in which such Transferred Employee participated immediately before the Closing (such plans, collectively, the “Old Plans”). For purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Employee, Purchaser shall use commercially reasonable efforts to ensure that all pre-existing condition exclusions and actively-at-work requirements of such New Plan are waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of Seller in which such employee participated immediately prior to the Closing, and Purchaser shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) With respect to Transferred Employees in the United States:

(i) Purchaser and the “buying group” (as defined in 26 C.F.R. § 54.4980B-9) shall have the obligation to provide health continuation coverage required by Section 4980B of the Code or any similar Law (“COBRA”) with respect to any Transferred Employee (and his or her “qualified beneficiaries,” as defined in Section 4980B(g)(1) of the Code) who experience a “qualifying event” (as defined in Section 4980B(f)(3) of the Code) after the Closing.

(ii) Effective on the Closing Date, Purchaser shall provide, or cause to be provided, to the Transferred Employees the right to participate in a “401(k)” plan that is tax qualified under Section 401(a) of the Code, which is sponsored, established or maintained by Purchaser or its Affiliate (the “Purchaser 401(k) Plan”). As soon as practicable on or after the Closing Date, Seller shall cause the accounts (including all assets and liabilities related thereto) of each Transferred Employee who, prior to the Closing, participated in any 401(k) plan sponsored or maintained by Seller or any other Seller Person (the “Seller 401(k) Plan”) to be transferred to the Purchaser 401(k) Plan, including all promissory notes and receivables in respect of plan loans to Transferred Employees under Seller 401(k) Plan that remain outstanding as of the Closing. Purchaser shall direct the trustee of the Purchaser 401(k) Plan to accept such transfer of assets and liabilities from the Seller 401(k) Plan. Such transfer shall be made in accordance with the applicable requirements of Section 414(l) of the Code.

(iii) Effective on the Closing Date, Purchaser shall, or shall cause its Affiliates to, establish or designate a defined benefit pension plan that is tax qualified under Section 401(a) of the Code (the “Purchaser U.S. Pension Plan”), for the benefit of any Transferred Employee entitled to accrue benefits under the Seller U.S. Pension Plan as of the Closing Date under the HR CBA, which such Purchaser U.S. Pension Plan shall have terms and conditions that comply with the HR CBA, as such terms may be modified by time to time in accordance with such CBA and applicable Law. Seller and Purchaser acknowledge and agree that the treatment of defined benefit pension plan benefits will require discussions and/or negotiations with the UAW. In furtherance of the foregoing, Seller shall use commercially reasonable efforts to arrange such discussions and/or negotiations prior to the Closing, and to the extent such discussions and/or negotiations can be arranged, Seller shall keep Purchaser informed with respect to any communications between Seller and the UAW regarding such discussions and/or negotiations and, if requested by Seller or the UAW, permit Purchaser to participate in such discussions.

(e) Without limiting other provisions of this Agreement, as of the Closing Date, Seller and its Affiliates shall retain and be responsible for providing retiree health and life insurance coverage, under and in accordance with the terms and conditions of the applicable Seller Benefit Plan, to eligible retirees and Business Employees. With respect to the United Kingdom:

(i) Purchaser and its Affiliates shall not assume and/or the Acquired Group Companies shall not have any liability for any costs, expenses, liabilities or obligations under the Seller U.K. Pension Plan whether in respect of Transferred Employees, retirees or former employees. Seller will indemnify Purchaser and its Affiliates and/or the Acquired Group Companies in respect of any such liabilities that may arise to them for whatever reason and relating to the Seller U.K. Pension Plan; and

(ii) Seller will indemnify Purchaser and its Affiliates and/or the Acquired Group Companies for any liability arising to any of them in respect of any Business Employee who has early retirement rights under a pension scheme which automatically transfer to the Purchaser and its Affiliates and/or the Acquired Group Companies under the Acquired Rights Directive 77/187/EC or the Transfer of Undertakings Directive 2001/23/EC or any subsequent legislation.

6.3 WARN and Corresponding State Laws. For a period of ninety (90) days after the Closing Date, Purchaser and its Affiliates shall not engage in any conduct that would result in an employment loss for a significant number of Transferred Employees which, if aggregated with any such conduct on the part of Seller or any Seller Person prior to the Closing, would trigger the WARN Act in the United States, or equivalent or corresponding legislation in any other jurisdiction; provided, that, Seller reasonably cooperates with respect to the provision of information to Purchaser, upon request, in order to avoid triggering the WARN Act. Subject to Seller’s obligations in the foregoing sentence, Purchaser shall assume and be solely responsible for and agrees to indemnify and hold harmless Seller and its Affiliates from and against any liability under the WARN Act on or after the Closing Date with respect to Transferred Employees.

6.4 Unused Vacation, Sick Leave and Personal Time. Purchaser shall comply with its obligations under the Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended) or equivalent provisions under local Law in respect of unused vacation, sick leave and personal time due to Transferred Employees who automatically transferred to the Purchaser pursuant to Section 6.1(b). To the extent Seller or any Seller Person is required, including by Law or company policy, to pay out accrued, unused vacation to any Transferred Employee prior to the Closing (in connection with any such employee’s transfer into an Acquired Company or any of their Subsidiaries) or to any Offer Employee on or following the Closing, Purchaser shall timely reimburse Seller for all such amounts. In respect of all other Business Employees. Purchaser shall assume and honor under substantially equivalent terms and conditions all accrued and unused vacation, sick leave and other personal time off of each other Transferred Employee for at least twelve (12) months after Closing. Thereafter, the Transferred Employees shall be subject to, and commence to accrue benefits under, the vacation, sick leave and other personal time-off policies of Purchaser applicable to the respective Transferred Employee, consistent with Section 6.1 and Section 6.2 of this Agreement.

6.5 Workers’ Compensation. Seller and any other Seller Person shall be solely responsible for workers’ compensation claims by or with respect to any Transferred Employee that are incurred prior to the Closing Date and Purchaser and its Affiliates shall be solely responsible for workers’ compensation claims by or with respect to any Transferred Employee that are incurred on or after the Closing Date in each case in all relevant jurisdictions. For purposes of this Section 6.5, a workers’ compensation claim shall be considered incurred before the Closing Date if the harm, loss, injury or condition giving rise to the claim occurs before the Closing Date. Seller, on the one hand, and Purchaser on the other, shall provide access to all applicable records with respect to such workers’ compensation claims to allow the other Party (or its Affiliates) to perform its obligations pursuant to this Section 6.5.

6.6 No Third-Party Beneficiaries. This Agreement is solely for the benefit of the Parties and is not intended to confer upon any other Persons any rights or remedies hereunder. Nothing in this Agreement, express or implied, shall (i) limit the ability of Seller, the Acquired Group Companies, Purchaser or any of their respective Affiliates from terminating the employment of any employee (including any Business Employee); (ii) be construed to establish, amend or modify any Benefit Plan or other benefit or compensation plan, program, agreement, policy, contract or arrangement; or (iii) limit the ability of the Acquired Group Companies, Seller, Purchaser or any of their respective Affiliates to amend, modify or terminate any Benefit Plan or other benefit or compensation plan, program, agreement, policy, contract or arrangement at any time assumed, established, sponsored or maintained by any of them.

ARTICLE VII

TAX MATTERS

7.1 Straddle Periods. For purposes of this Agreement, in the case of any Straddle Period, (a) ad valorem or similar Taxes imposed on a periodic basis of or imposed on the Acquired Group Companies, the Business or the Transferred Assets allocable to the Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period and (b) any other Taxes of the Acquired Group Companies, the Business or the Transferred Assets allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date on a closing of the books basis, provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.

7.2 Tax Returns.

(a) Seller and each Equity Selling Entity shall prepare and timely file or shall cause to be prepared and timely filed any Tax Return of Seller and each Equity Selling Entity or of a consolidated, combined or unitary group that includes Seller or any Equity Selling Entity (including any Combined Tax Return). Seller and each Equity Selling Entity shall prepare (or cause to be prepared) in a manner consistent with past practice any U.S. federal or U.S. state or local income Tax Return (other than any Combined Tax Return) required to be filed by or with respect to any Acquired Group Company for any taxable period ending on or before the Closing Date and any United Kingdom Tax Return (other than any Combined Tax Return) required to be filed by or with respect to any Acquired Group Company for any taxable period ending on or before December 31, 2018, in each case, that is due after the Closing Date (a “U.S./U.K. Pre-Closing Separate Tax Return”) and shall pay any amounts due in respect of such Tax Return (other than any Taxes included in the calculation of the Final Adjustment Amount). Seller shall deliver, or cause to be delivered, to Purchaser all U.S./U.K. Pre-Closing Separate Tax Returns at least fifteen (15) days prior to the due date for filing such U.S./U.K. Pre-Closing Separate Tax Returns (taking into account any extensions). Purchaser shall provide any comments to Seller within ten (10) days of receipt of any such U.S./U.K. Pre-Closing Period Separate Tax Return and Seller shall revise (or cause Seller and each applicable Equity Selling Entity to revise) such U.S/U.K. Pre-Closing Separate Taxes Return to reflect any reasonable comments received from Purchaser. Purchaser shall timely file or cause to be timely filed such Tax Returns. With respect to any U.S. federal or U.S. state or local income Tax Return required to be filed by or with respect to any Acquired Group Company for any Straddle Period (other than any Combined Tax Return) (a “U.S. Straddle Period Separate Tax Return”), Purchaser and each Acquired Group Company shall prepare or cause to be prepared such U.S. Straddle Period Separate Tax Return in a manner consistent with past practices of such Acquired Group Company unless otherwise required by Law, and Purchaser shall deliver to Seller for its review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of such U.S. Straddle Period Separate Tax Return at least fifteen (15) days prior to the due date therefor (each taking into account any extensions). Seller shall provide any comments to Purchaser within ten (10) days of receipt of any such U.S. Straddle Period Separate Tax Return and Purchaser shall revise such U.S. Straddle Period Separate Tax Return to reflect any reasonable comments received from Seller. Seller and each Equity Selling Entity shall pay its portion as determined pursuant to Section 7.1 of any amounts due on such U.S. Straddle Period Separate Tax Return to Purchaser at least five (5) days before such Taxes are due (other than any Taxes included in the calculation of the Final Adjustment Amount). Purchaser and Seller (and their respective Affiliates) shall cooperate in preparing and filing such Tax Returns prepared pursuant to Section 7.2, including by promptly providing (or causing to be provided) to Purchaser, Seller and each Equity Selling Entity any information reasonably requested by them in connection therewith (including any powers of attorney), and Purchaser shall use commercially reasonable efforts to prepare (or cause to be prepared) such information in a manner and on a timeline requested by the applicable Party, which information and timeline shall be consistent with the past practice of the applicable Acquired Group Company.

(b) Except for any Tax Returns prepared, or caused to be prepared, by Seller and any Equity Selling Entity pursuant to Section 7.2(a), Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Acquired Group Companies. With respect to any Tax Return required to be filed by or with respect to any Acquired Group Company for any Pre-Closing Tax Period or any Straddle Period that is due after the Closing Date and that is not prepared by Seller or any Equity Selling Entity pursuant to Section 7.2(a) (a “Purchaser Prepared Tax Return”), Purchaser shall prepare and timely file or cause to be prepared and timely filed such Purchaser Prepared Tax Returns in a manner consistent with past practices of such Acquired Group Company unless otherwise required by Law, and Purchaser shall deliver to Seller for its review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of each Purchaser Prepared Tax Return relating to income taxes at least fifteen (15) days prior to the due date therefor (each taking into account any extensions). Seller shall provide any comments to Purchaser within ten (10) days of receipt of any such Purchaser Prepared Tax Return and Purchaser shall revise such Purchaser Prepared Tax Return to reflect any reasonable comments received from Seller. Seller and each Equity Selling Entity shall pay its portion as determined pursuant to Section 7.1 of any amounts due on any Purchaser Prepared Tax Return to Purchaser at least five (5) Business Days before such Taxes are due (other than any Taxes included in the calculation of the Final Adjustment Amount). Purchaser shall not amend any Tax Return filed by or with respect to any Acquired Group Company for any Pre-Closing Tax Period or Straddle Period (or revoke any election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) Notwithstanding anything to the contrary in this Section 7.2 or Section 5.2(b)(xv), Seller, Purchaser, and their respective Affiliates shall, to the extent permitted under applicable Law, treat the Closing Date as the last day of the U.S. federal, state and local tax period of each U.S. Acquired Group Company for U.S. federal, state and local income Tax purposes.

7.3 Certain Tax Refunds.

(a) Seller shall be entitled to the benefit arising from any Excluded Tax Asset (except to the extent reflected as an asset in Working Capital on the Final Post-Closing Adjustment Statement), and Purchaser acknowledges and agrees that neither Purchaser nor any of its Affiliates (including, after the Closing Date, the Acquired Group Companies) shall claim any such Excluded Tax Asset on any Tax Return for a Post-Closing Tax Period; provided, however, that if any such Excluded Tax Asset is not permitted by applicable Law to be claimed on a Tax Return for which Seller has filing responsibility and is permitted by applicable Law to be claimed on a Tax Return for which Purchaser has filing responsibility pursuant to Section 7.2(a), then Purchaser shall claim such Excluded Tax Asset and pay to Seller the amount of any benefit resulting from such Excluded Tax Asset actually realized in cash in the last year such Excluded Tax Asset is claimed. Notwithstanding the foregoing, any payment of such benefit attributable to the Transferred Assets or allocable to any Asset Selling Entity shall be made directly to the applicable Asset Selling Entity.

(b) Seller shall be entitled to any refunds or credits of or against any Taxes that are attributable to Seller Indemnified Taxes; provided that Seller shall not be entitled to any refunds to the extent such refunds were reflected as an asset in Working Capital on the Final Post-Closing Adjustment Statement. Any refunds or credits of or against Taxes of the Acquired Group Companies for any Straddle Period shall be equitably apportioned between Seller and each Equity Selling Entity and Purchaser in accordance with the principles set forth in Section 7.1 and the first sentence of this Section 7.3(b). Purchaser shall pay, or cause its Affiliates to pay, to Seller and each Equity Selling Entity, the amount of such refund or credit (including any interest paid thereon and net of any Taxes incurred by Purchaser in respect of the receipt or accrual of such refund or credit) in readily available funds within fifteen (15) days of the actual receipt of the refund or credit or the application of such refund or credit against Taxes otherwise payable, and Purchaser and its Affiliates shall use commercially reasonable efforts to promptly obtain any such refunds and credits. Notwithstanding the foregoing, any payment of such refund or credit attributable to the Transferred Assets or allocable to any Asset Selling Entity shall be made directly to the applicable Asset Selling Entity.

7.4 Tax Proceedings.

(a) Subject to Section 7.4(b), Seller or its designee shall have the right to elect to control any Tax Proceeding on behalf of the Acquired Group Companies or any Asset Selling Entity that relates to any Seller Indemnified Taxes (each, a “Seller Tax Contest”); provided, however, that Seller or its designee shall not settle any such Seller Tax Contests without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned, or delayed. Purchaser shall promptly notify Seller in writing upon receiving notice from any Tax Authority of the commencement of any Seller Tax Contest, and Purchaser shall take all actions reasonably necessary (including providing a power of attorney) to enable Seller or its designee to exercise its control rights as set forth in this Section 7.4; provided, however, that a failure to give such notice will not affect Purchaser’s rights to indemnification under Article X, except to the extent that Seller is actually prejudiced thereby.

(b) In the case of any Tax Contest of or relating to a Straddle Period that would reasonably be expected to give rise to any Tax for any Post-Closing Tax Period (or portion thereof), Purchaser shall have the right to control such Tax Contest by notifying Seller within ten (10) Business Days of receiving notice of such Tax Contest; provided, however, that in the case of any U.S. federal, state or local income Tax Contest of or relating to a Straddle Period that would reasonably be expected to give rise to any income Tax for any Post-Closing Tax Period (or portion thereof), Seller shall have the right to control such Tax Contest by notifying Purchaser within ten (10) Business Days of receiving notice of such Tax Contest. The party in control of any such Tax Contest pursuant to this Section 7.4(b) shall (i) keep the non-controlling party reasonably informed with respect to any material developments or communications (including telephonic communications) related to such Tax Contest, (ii) provide the non-controlling party with the right, at the non-controlling party’s sole expense, to participate in such Tax Contest (to the extent permitted by the applicable Tax Authority) and (iii) not settle such Tax Contest without the prior written consent of the non-controlling party, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) Notwithstanding the foregoing, any payment resulting from such Seller Tax Contest attributable to the Transferred Assets or allocable to any Asset Selling Entity shall be made directly to the applicable Asset Selling Entity.

7.5 Cooperation and Exchange of Information.

(a) Not more than fifteen (15) days after the receipt of a request from Seller and each Equity Selling Entity, Purchaser shall, and shall cause its Affiliates to, provide to such requesting Party a package of Tax information materials, including schedules and work papers, requested by Seller and each Equity Selling Entity to enable Seller and each Equity Selling Entity, to review or to prepare and file all Tax Returns required to be prepared by it with respect to the Acquired Group Companies or the Transferred Assets. Purchaser shall prepare such package completely and accurately, in good faith and in a manner consistent with such Seller’s and each Equity Selling Entity’s past practice.

(b) Each Party shall, and shall cause its Affiliates to, provide to the other Party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article VII or Article X or a right to refund of Taxes, or (iii) conducting any Tax Proceeding. Such cooperation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Tax Authorities, and relevant records concerning the ownership and Tax basis of property and other information, which any such Party may possess. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(c) Each Party shall use reasonable best efforts retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the Acquired Group Companies, the Business or the Transferred Assets for their respective Tax periods ending on or prior to the Closing Date until the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate. Thereafter, the Party holding such Tax Returns or other documents may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other Party’s own expense.

7.6 Tax Sharing Agreements. To the extent relating to Acquired Group Companies, Seller and each Equity Selling Entity shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any Acquired Group Company, on the one hand, and Seller or an Equity Selling Entity, on the other hand, are the sole parties, and neither Seller nor any of its Affiliates nor Acquired Group Companies shall have any rights or obligations thereunder after the Closing; provided that the obligations set forth in this Section 7.6 shall exclude the termination of the Transition Services Agreement.

7.7 Tax Treatment of Payments. Except to the extent otherwise required by applicable Law (including pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law)), Seller, each Equity Selling Entity and Purchaser shall (and shall cause their respective Affiliates to) treat any and all payments under this Section 7.7, and Article X as an adjustment to the Purchase Price for Tax purposes.

7.8 Certain Actions. Except as otherwise provided in Schedule 7.8, Purchaser shall not make, and shall cause its Affiliates (including, after the Closing, the Acquired Group Companies) not to make, any Tax election with respect to any Acquired Group Company, which election would be effective or have effect on or prior to the Closing Date (including any election under Section 338(g) of the Code or any analogous U.S. state or local Tax Law).

7.9 Section 338(h)(10) Election. No election shall be made by the Parties under Section 338(h)(10) of the Code (or analogous state or local Tax Law) (a “Section 338(h)(10) Election”); provided that, Seller shall, in good faith, consider any request by Purchaser to make a Section 338(h)(10) Election with respect to the sale of Howden American Fan Company or Howden Construction Services, Inc., and Seller shall be required to make any such election only if the purchase price payable under this Agreement is increased, as necessary, in order to ensure that Seller’s after-Tax proceeds as a result of such Section 338(h)(10) Elections are no less (as reasonably determined in good faith by the Seller in consultation with Purchaser) than such after-Tax proceeds would have been absent such elections (taking into account any Taxes imposed on the increased purchase price).

7.10 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, except with respect to any Transfer Taxes that are related to or arise from the Pre-Closing Restructuring Transactions, which shall be Seller’s responsibility, Purchaser shall pay, when due, and be responsible for, any and all other applicable Transfer Taxes. The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other Party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

7.11 Indirect Capital Gains Taxes.

(a) Seller may, in its sole discretion, file, or cause to be filed, prior to the due date thereof, the Tax reporting package with the competent People’s Republic of China Governmental Authority (the “PRC Tax Authority”) with respect to any Indirect Capital Gains Taxes that may be incurred by any Seller Person as a result of the transactions contemplated by this Agreement as required by Article 9 of Announcement of the State Administration of Taxation [2015] No. 7 of the People’s Republic of China (the “Announcement 7 Reporting Package”). If Seller elects to file the Announcement 7 Reporting Package, Seller shall (i) provide drafts of any Tax Returns relating to the Announcement 7 Reporting Package (the “Announcement 7 Returns”) to Purchaser for its review no later than five (5) Business Days prior to filing such Announcement 7 Returns, (ii) incorporate any reasonable comments made by Purchaser to the Announcement 7 Returns, and (iii) confer with Purchaser in good faith regarding the timing of the proposed filing and the identity of the applicable Governmental Authority to which such filing shall be made. Seller shall provide Purchaser with final, accurate copies of all Announcement 7 Returns, along with an acknowledgement or receipt in respect of the filing thereof (if any such acknowledgement or receipt is received).

(b) Neither Purchaser nor any of its Affiliates shall file any Tax Return with, or otherwise provide any information (other than information provided in response to an inquiry by the PRC Tax Authority where the disclosure of such information is reasonably necessary) related to, the transactions contemplated by this Agreement to the PRC Tax Authority related to the Indirect Capital Gains Tax (a “Purchaser PRC Notice”) unless (i) the PRC Tax Authority notifies Purchaser or its applicable Affiliate that it is legally obligated to provide such Purchaser PRC Notice to the PRC Tax Authority or (ii) Purchaser transfers, directly or indirectly, the Acquired Group Companies to a third-party (excluding any Affiliate of Purchaser) post-Closing and Purchaser is obligated to file the Purchaser PRC Notice pursuant to the Contract effecting such transfer; provided, that if Purchaser satisfies the requirements of clause (i) or (ii) hereof and files a Purchaser PRC Notice, Purchaser shall (A) provide drafts of any Purchaser PRC Notice to Seller for its review no later than five (5) Business Days prior to filing such Purchaser PRC Notice, (B) incorporate any reasonable comments made by Seller to the Purchaser PRC Notice, and (C) confer with Seller in good faith regarding the timing of the proposed filing and the identity of the applicable PRC Tax Authority to which such filing shall be made. Purchaser shall provide Seller with final, accurate copies of all Purchaser PRC Notices, along with an acknowledgement or receipt in respect of the filing thereof (if any such acknowledgement or receipt is received).

7.12 Disputes. The parties shall cooperate in good faith to resolve any disputes for any substantive Tax matter with respect to Article VII, and, if the parties are unable to resolve any such dispute, then the disputed items shall be resolved by the Independent Accounting Firm in accordance with the procedures set forth in Section 2.13, whose determination shall be final and binding on the parties, and the costs, fees, and expenses of the Independent Accounting Firm will be borne in the manner described in Section 2.14; provided, that with respect to any such dispute regarding the preparation and filing of any Tax Return to be prepared pursuant to Section 7.2 that is not resolved prior to the due date of such Tax Return, such Tax Return will be filed in the manner that party responsible for preparing the Tax Return under Section 7.2 deems correct, and such Tax Return will be amended as necessary to reflect the final determination of the Independent Accounting Firm.

ARTICLE VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

8.1 Conditions to Obligation of Each Party to Close. The respective obligations of each Party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

(a) Governmental Approvals. (i) The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated and (ii) the waiting periods, clearances, approvals and/or consents (as applicable) set forth in Section 8.1(a) of the Seller Disclosure Schedule (the “Required Governmental Approvals”) shall have expired, been terminated or been obtained (as applicable).1

(b) No Injunctions. There shall not be in effect any Order by a Governmental Entity restraining, enjoining, having the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

(c) No Illegality. No Law shall have been enacted, entered or promulgated and remain in effect that prohibits or makes illegal the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

8.2 Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Seller set forth in Article III (other than the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, and Section 3.6(c)) shall be true and correct, determined without regard to any qualification as to materiality or “Material Adverse Effect”, at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) the representations and warranties of Seller set forth in Section 3.1, Section 3.2

[1]	NTD: To be discussed.

and Section 3.3 shall be true and correct in all material respects, determined without giving regard to any qualification as to materiality or “Material Adverse Effect”, at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, and (iii) the representations and warranties of Seller set forth in Section 3.6(c) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that, in each case of clauses (i), (ii) and (iii), any representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth above), only as of such date or period.

(b) Covenants and Agreements. The covenants and agreements of the Seller Persons to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Seller shall have delivered to Purchaser a certificate, dated as of the Closing Date and duly executed by Seller, stating that the conditions specified in Section 8.2(a), Section 8.2(b), Section 8.2(d) and Section 8.2(e) have been satisfied.

(d) Pre-Closing Restructuring Transactions. The Pre-Closing Restructuring Transactions shall have been completed in all material respects in accordance with Section 5.23.

(e) Specified Conditions. The condition specified on Section 8.2(e) of the Seller Disclosure Schedule shall have been satisfied.

8.3 Conditions to Seller’s Obligation to Close. Seller’s obligation to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all respects at and as of the date of this Agreement and at and, as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to (i) prevent, hinder or delay any of the transactions contemplated hereby or (ii) have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement and the Ancillary Agreements; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct only as of such date or period.

(b) Covenants and Agreements. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Purchaser shall have delivered to Seller a certificate, dated as of the Closing Date and duly executed by Purchaser, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d) Pre-Closing Restructuring Transactions. The Pre-Closing Restructuring Transactions shall have been completed in all material respects in accordance with Section 5.23; provided, however, that, irrespective of whether the Pre-Closing Restructuring Transactions have been completed, this Section 8.3(d) shall be deemed satisfied upon the earlier of the satisfaction of this condition and five (5) months following the date hereof.

8.4 Frustration of Closing Conditions. Neither Seller nor Purchaser may rely on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser;

(b) by either Seller or Purchaser, upon written notice to the Party, if:

(i) the Closing shall not have occurred on or before November 15, 2019 (as such date may be extended pursuant to this Section 9.1(b)(i), the “Outside Date”); provided, however, that if the conditions set forth in Sections 8.1(a), (b) or (c) (but for the purposes of Section 8.1(b) or Section 8.1(c), only if such Order or Law is under or pursuant to applicable Law in respect of a Required Governmental Approval) shall not have been satisfied or duly obtained but all other conditions to Closing set forth in Article VIII have been satisfied by the Outside Date (other than those conditions that by their nature cannot be satisfied until the Closing Date), then either Party may, in its sole discretion, extend the Outside Date by written notice to the other Party by an additional ninety (90) days; provided, further, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party whose failure or whose Affiliate’s failure to perform any covenant or obligation under this Agreement has been the cause of or has resulted in the failure of the transactions contemplated by this Agreement to occur on or before the Outside Date; provided, further, that if the Marketing Period has commenced but not yet been completed at the time of the Outside Date, the Outside Date may be extended by Purchaser in its sole discretion by providing written notice thereof to Seller at least one (1) Business Day prior to the Closing Date until the date that is four (4) Business Days after the then-scheduled expiration date of the Marketing Period (and, in the case of any extension pursuant to this proviso, any reference to the Outside Date in any other provision of this Agreement shall be a reference to the Outside Date, as extended); provided, further, that to the extent a Government Shutdown prevents the occurrence of the condition set forth in Section 8.1(a) prior to the Outside Date, the Outside Date shall be the earlier of (x) February 15, 2020 and (y) the first Business Day that is at least sixty (60) calendar days after the Federal Trade Commission or other applicable Governmental Antitrust Entity has been appropriated funding to be fully operational for at least sixty (60) consecutive calendar days.

(ii) if any Order issued, or Law enacted, entered or promulgated, by a Governmental Entity permanently restrains, enjoins or prohibits or makes illegal the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, and such Order becomes effective and final and nonappealable;

(c) by Seller, upon written notice to Purchaser, if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b) and (ii) (x) cannot be cured prior to the Outside Date or (y) has not been cured prior to the date that is thirty (30) days from the date that Purchaser is notified by Seller in writing of such breach or failure to perform; or

(d) by Purchaser, upon written notice to Seller, if Seller shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b) and (ii) (x) cannot be cured prior to the Outside Date or (y) has not been cured prior to the date that is thirty (30) days from the date that Seller is notified by Purchaser in writing such breach or failure to perform.

(e) by Seller, (i) if all of the conditions set forth in Article VIII are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at such time), (ii) Purchaser fails to consummate the transactions contemplated by this Agreement by the date that is two (2) Business Days after the first date on which Purchaser is required to consummate the Closing pursuant to Section 2.9, and (iii) Seller has irrevocably confirmed to Purchaser in writing that it is prepared to consummate the Closing.

(f) by Purchaser, upon written notice to Seller as expressly set forth in Section 9.1(f) of the Seller Disclosure Schedule.

9.2 Effect of Termination.

(a) In the event of a valid termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no liability on the part of any Party to this Agreement, except as set forth in this Section 9.2; provided, however, that the provisions of Section 5.2 (Confidentiality), Section 5.6 (Public Announcements), Section 5.22(a) and Section 5.22(b) and Article XI (General Provisions) shall survive any termination of this Agreement. The obligation of the Parties under the Confidentiality Agreement shall survive termination of this Agreement unchanged. Notwithstanding anything to the contrary, (x) nothing herein shall operate to limit the common law liability of Seller for fraud, in the event that Seller is finally determined by a court of competent jurisdiction to have willfully and knowingly committed fraud against Purchaser, with the specific intent to deceive and mislead Purchaser, regarding the representations and warranties made in this Agreement and (y) the Purchaser Termination Fee and the Reimbursement Obligations, when such amounts are due and payable hereunder, shall be Seller’s and its Affiliates’ sole and exclusive remedy against Purchaser and the Purchaser Related Parties for the failure of the Closing to occur, including in respect of a breach of this Agreement, whether or not intentional.

(b) If this Agreement is validly terminated (i) by Seller pursuant to Section 9.1(e) or Section 9.1(c) or (ii) by either party pursuant to Section 9.1(b) and at such time Seller could have validly terminated pursuant to Section 9.1(e) or Section 9.1(c), then Purchaser must promptly (and in any event within five (5) Business Days) following such termination pay, or cause to be paid, to Seller an amount equal to the Purchaser Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Seller.

(c) The Parties acknowledge and agree that (i) in no event will Purchaser be required to pay the Purchaser Termination Fee on more than one occasion, whether or not the Purchaser Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events and (ii) any payment of the Purchaser Termination Fee pursuant to Section 9.2(b) is not a penalty but is liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

(d) The Parties acknowledge that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if Purchaser fails to promptly pay all or any portion of the Purchaser Termination Fee, as and when due pursuant to Section 9.2(b) and, in order to obtain such payment, Seller commences an Action that results in a judgment against Purchaser for the payment of all or such portion of the Purchaser Termination Fee, Purchaser shall reimburse Seller for its reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) in connection with such Action; provided, however, that if such action is decided in favor of Purchaser, Seller shall instead reimburse Purchaser for its reasonable and documented out of pocket costs and expenses (including attorneys’ fees) in connection with such Action.

(e) Seller’s receipt of the Purchaser Termination Fee (to the extent owed pursuant to Section 9.2(b) (including Seller’s right to enforce the Limited Guaranty with respect thereto and receive the Purchaser Termination Fee)), Seller’s receipt of payments to the extent owed by Purchaser pursuant to Section 5.22(e), Section 5.22(g) and Section 9.2(d) (collectively, the “Reimbursement Obligations”), Seller’s right to enforce its rights under the Confidentiality Agreement and Seller’s right to specific performance prior to the termination of this Agreement pursuant to Section 11.11 will be the sole and exclusive remedies of Seller and its Affiliates against (A) Purchaser or Sponsors; (B) the former, current and future holders of any equity, controlling persons, Affiliates (other than Purchaser or the Sponsors), Representatives, members, managers, general or limited partners, stockholders and assignees of each of Purchaser and the Sponsors (collectively with the Sponsors, the “Purchaser Related Parties”) and (C) the Financing Sources in respect of this Agreement, any agreement executed in connection herewith (including the Debt Commitment Letters and the Limited Guaranty) and the transactions contemplated hereby and thereby, and upon payment of such amounts, none of Purchaser, the Purchaser Related Parties or the Financing Sources will have any further liability or obligation to Seller or any of its Affiliates relating to or arising out of this Agreement, any agreement executed in connection herewith (including the Debt Commitment Letters and the Limited Guaranty) or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and Seller may be entitled to remedies with respect to, the Confidentiality Agreement and the Reimbursement Obligations. The Purchaser Related Parties and the Debt Financing Sources are intended third party beneficiaries of this Section 9.2(e). In no event shall Purchaser or the Sponsors have liability (whether at law, in equity, in contract, in tort or otherwise) for any monetary damages (including monetary damages in lieu of specific performance arising out of, related to or in connection with this Agreement or the transactions contemplated hereby except for the Purchaser Termination Fee (less any portion thereof that has been paid) plus any amounts owed by Purchaser under any Reimbursement Obligations, and the amount of Purchaser Termination Fee and any amounts owed by Purchaser under the Reimbursement Obligations shall be the maximum aggregate liability of Purchaser hereunder (and of Sponsors under the Limited Guaranty), and neither Seller nor any other Person shall have any claim or recourse against any Purchaser Related Party as a result of the breach of any representation, warranty, covenant or agreement of Purchaser contained herein or otherwise arising out of or in connection with the transactions contemplated by this Agreement (including the Equity Financing). Without limiting the foregoing, in no event shall Seller or any of its Affiliates seek, or permit to be sought, on behalf of Seller or any of its Affiliates, any monetary damages from any Purchaser Related Party in connection with this Agreement or any of the transactions contemplated hereby (including the Equity Financing, the Confidentiality Agreement and the Reimbursement Obligations, other than (without duplication) from Purchaser to the extent provided in Section 9.2(b) and Section 9.2(d). Nothing in this Section 9.2(e) shall in any way expand or be deemed to expand the circumstances in which Purchaser or any Purchaser Related Party may be liable under this Agreement or any of the transactions contemplated hereby (including the Equity Financing).

(f) For the avoidance of doubt, while Seller may pursue both a grant of specific performance in accordance with, and subject to the limitations set forth in, Section 11.11 and the payment of the Purchaser Termination Fee under Section 9.2(b), under no circumstances shall Seller be permitted or entitled to receive both a grant of specific performance of the type contemplated by Section 11.11 that results in a consummation of the Closing and payment of the Purchaser Termination Fee.

ARTICLE X

INDEMNIFICATION

10.1 Survival. The representations and warranties of Seller and Purchaser contained in or made pursuant to this Agreement shall terminate and not survive and be of no further force and effect from and after the Closing Date, and no Party shall have any liability with respect thereto from and after the Closing. The covenants in this Agreement that by their terms apply or are to be performed in whole or in part prior to the Closing Date shall terminate and not survive and be of no further force and effect from and after the Closing Date and no Party shall have any liability with respect thereto from and after the Closing. The covenants in this Agreement that contemplate performance following the Closing Date shall survive in accordance with their terms, after which such covenants shall terminate and no claims shall be made for indemnification with respect thereto under Section 10.2 or 10.3 thereafter. Any claim made by the party seeking to be indemnified within the time periods set forth in this Section 10.1 shall survive until such claim is finally and fully resolved.

10.2 Indemnification by Seller.

(a) From and after the Closing, and subject to the terms of this Agreement, Seller shall indemnify and hold harmless Purchaser and its Affiliates, and its or their respective Representatives, each in their capacity as such (collectively, the “Purchaser Indemnified Parties”) against, and reimburse any Purchaser Indemnified Party for, all Losses that such Purchaser Indemnified Party may suffer or incur, or become subject to, without duplication, as a result of:

(i) any breach or failure by any Seller Person to perform (A) any of its covenants or agreements contained in this Agreement to the extent such covenants or agreements require performance after the Closing or (B) its obligations under clause (ii) of Section 5.4(c);

(ii) the Pre-Closing Restructuring Transactions;

(iii) any Excluded Liability; and

(iv) the matter identified in Section 10.2(a)(iv) of the Seller Disclosure Schedule.

(b) Notwithstanding anything in this Agreement to the contrary:

(i) the cumulative indemnification obligation of Seller under this Article X shall in no event exceed 100% of the Purchase Price; and

(ii) Seller shall not be required to indemnify or hold harmless any Purchaser Indemnified Party for any Losses to the extent such Losses were included in the Final Adjustment Amount.

10.3 Indemnification by Purchaser. From and after the Closing, and subject to the terms of this Agreement, Purchaser shall indemnify and hold harmless Seller and its Affiliates, and its or their respective Representatives, each in their capacity as such (collectively, the “Seller Indemnified Parties”) against, and reimburse any Seller Indemnified Party for, all Losses that such Seller Indemnified Party may suffer or incur, or become subject to, as a result of:

(a) any breach or failure by Purchaser to perform any of its covenants or agreements contained in this Agreement; and

(b) any Assumed Liability.

10.4 Indemnification for Taxes. Subject to the provisions of this Section 10.4, effective at and as of the Closing Date:

(a) Seller shall indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against, without duplication, any and all Losses incurred or suffered by any of the Purchaser Indemnified Parties to the extent arising out of or relating to: (i) any Excluded Tax Liability, (ii) any Taxes for Pre-Closing Tax Periods (A) imposed on any Acquired Group Company or (B) for which any Acquired Group Company is liable pursuant to Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, (iii) any Taxes arising as a result of a breach by Seller of any covenant in Article VII, (iv) any Indirect Capital Gains Taxes and (v) any Taxes resulting from the Pre-Closing Restructuring Transactions (any such Taxes described in clauses (i) through (iv), “Seller Indemnified Taxes”); provided, that for the avoidance of doubt, Seller Indemnified Taxes shall not include any Transfer Taxes for which Purchaser is liable under Section 7.10, any Taxes that Purchaser is obligated to bear pursuant to Section 5.9 or any Taxes paid by Seller (or any of its Affiliates) pursuant to Section 7.2.

(b) Purchaser shall indemnify, defend and hold harmless the Seller Indemnified Parties from and against, without duplication, any and all Losses incurred or suffered by any of the Seller Indemnified Parties to the extent arising out of or relating to: (i) any liability assumed under Section 2.4(b), (ii) any Taxes of the Acquired Group Companies or with respect to the Business or any Transferred Asset for Post-Closing Tax Periods and (iii) any Taxes arising as a result of a breach by Purchaser of any covenant in Article VII.

10.5 Indemnification Procedures.

(a) A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the Party or Parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand that the Indemnified Party has determined gives or would reasonably be expected to give rise to a right of indemnification hereunder (including a pending or threatened claim or demand asserted by a third Party against the Indemnified Party, such claim being a “Third-Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X except to the extent that the Indemnifying

Party is actually prejudiced by such failure, it being agreed that notices for claims in respect of a breach of any covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 10.1 for such covenant or agreement.

(b) Upon receipt of a notice of a Third-Party Claim for indemnity from an Indemnified Party pursuant to Section 10.2(a) or Section 10.3(a), the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third-Party Claim, to assume the defense and control of such Third-Party Claim (at the expense of such Indemnifying Party); provided that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third-Party Claim with its own counsel and at its own expense; provided, further, that the Indemnifying Party shall not have the right to assume the defense of any Third-Party Claim and the Indemnified Party shall have the right to conduct the defense of such claim or any litigation resulting therefrom and in connection therewith to employ, at the Indemnifying Party’s expense, one counsel of its choice in each applicable jurisdiction (if more than one jurisdiction is involved) to represent the Indemnified Party (i) if the Indemnifying Party elects in writing not to defend, compromise or settle a Third-Party Claim, (ii) if the Third-Party Claim primarily seeks injunctive or other equitable relief; (iii) if the Third-Party Claim would reasonably be expected to impair, in any material respect, any Indemnified Party’s or its Affiliate’s business or relationships with any of such Person’s material customers or suppliers; or (iv) if the Third-Party Claim involves criminal conduct. If the Indemnifying Party does not assume the defense and control of any Third-Party Claim pursuant to this Section 10.5(b), the Indemnifying Party may nonetheless participate in the defense of such Third-Party Claim with its own counsel and at its own expense. If the Indemnifying Party assumes the defense and control of a Third-Party Claim, the Indemnifying Party shall select counsel, contractors and consultants of recognized standing and competence and shall use reasonable best efforts in the defense or settlement of such Third-Party Claim. Each Party shall, and shall cause each of its Affiliates and Representatives to, reasonably cooperate with the other Party in the defense of any Third-Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third-Party Claim. If the Indemnifying Party has assumed the defense and control of a Third-Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third-Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided, that such settlement or judgment does not involve any injunctive relief binding on any of the Indemnified Parties or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party and the Indemnifying Party shall (i) pay or cause to be paid all amounts in such settlement or judgment and (ii) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of the Indemnified Parties potentially affected by such Third-Party Claim. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third-Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed).

(c) Notwithstanding anything to the contrary in this Agreement, the provisions of Section 10.5(c) of the Seller Disclosure Schedule will apply with respect to any Third-Party Claim relating to the Specified Excluded Liabilities.

10.6 Exclusive Remedies. Except in the case of fraud, and except as otherwise expressly set forth in Section 2.14, Section 5.3(b), Section 5.7, Section 5.9, Section 5.13, Section 5.14, Section 5.19, Section 5.22, Section 5.23, Section 6.1(e) and Article VII, following the Closing, the indemnification provisions of this Article X shall be the sole and exclusive remedies of Seller and its Affiliates, on the one hand, and Purchaser and its Affiliates, including, after the Closing, the Acquired Group Companies, on the other hand, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise (including with respect to any matters arising under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or any other environmental matters) and whether predicated on common law, statute, strict liability or otherwise) that any Party may at any time suffer or incur, or become subject to, as a result of, or in connection with the transactions contemplated by this Agreement and the Sale, including any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement.

10.7 Additional Indemnification Provisions.

(a) With respect to each indemnification obligation contained in this Agreement: (i) each such obligation related to any Acquired Group Company shall be reduced by any Tax benefit actually realized in cash in the current tax year by the Indemnified Party as a result of the matter giving rise to such obligation, (ii) each such obligation related to any Acquired Group Company shall be increased by any Tax liability actually incurred in the current year by the Indemnified Party as a result of the matter giving rise to such obligation, (iii) all Losses shall be net of any amounts that have been actually recovered by the Indemnified Party pursuant to any indemnification by, or indemnification agreement with, any third party or any insurance policy or other cash receipts or sources of reimbursement in respect of such Loss and shall be net of the cost of recovery and increase of premiums in respect of such Loss and (iv) Seller shall not be liable for any Losses suffered by any Purchaser Indemnified Party to the extent that such losses are included in the Final Adjustment Amount.

(b) If an Indemnifying Party makes any payment for any Losses suffered or incurred by an Indemnified Party pursuant to the provisions of this Article X, such Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such Losses and with respect to the claim giving rise to such Losses.

10.8 Mitigation. Each Party shall, and shall cause its applicable Affiliates (including the Acquired Group Companies) and Representatives to, take all reasonable steps to mitigate their respective Losses upon and after becoming aware of any fact, event, circumstance or condition that has given rise to or would reasonably be expected to give rise to, any Losses for which it would have the right to seek indemnification hereunder.

10.9 Limitation of Liability. Notwithstanding anything in this Agreement or in any of the Ancillary Agreements to the contrary, in no event shall either Party have any liability with respect to its indemnification obligations pursuant to Section 10.2(a) or Section 10.3 or under the

Transition Services Agreement) for (a) any punitive damages (other than punitive damages actually recovered by third parties in connection with a Third-Party Claim), or (b) any consequential damages, including damages based on any multiple of revenue or income or lost profits, except to the extent such Losses were the probable and reasonably foreseeable result of, and which were proximately caused by, any breach by the Indemnifying Party of any agreement or covenant contained in this Agreement (provided that this clause (b) shall not apply to any Losses that are actually recovered by third parties in connection with a Third-Party Claim).

10.10 Representation and Warranty Insurance. If Purchaser or any of its Affiliates procures a representation and warranty insurance policy (or other similar policy) (a “R&W Policy”), then (a) such R&W Policy, including the payment of any premiums due thereunder and the amount of any retention applicable thereto or other costs and expenses of such R&W Policy, shall be at Purchaser’s sole expense and (b) Purchaser shall cause such R&W Policy to expressly include a waiver by the insurer of any and all subrogation rights, except in the case of fraud, against Seller and its Affiliates and their respective officers, directors and employees and Purchaser shall cause each insured party under any such R&W Policy not to waive, amend, modify or otherwise revise such subrogation provision, or allow such provision to be waived, amended, modified or otherwise revised without the prior written consent of Seller. Seller shall reasonably cooperate with Purchaser (at Purchaser’s expense) with respect to Purchaser’s procurement of any such R&W Policy.

ARTICLE XI

GENERAL PROVISIONS

11.1 Interpretation; Absence of Presumption.

(a) It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedule is or is not material for purposes of this Agreement.

(b) For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” shall mean U.S. dollars;

(v) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (viii) references to “written” or “in writing” include in electronic form; (ix) provisions shall apply, when appropriate, to successive events and transactions; (x) the headings contained in this Agreement and the Ancillary Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the Ancillary Agreements; (xi) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (xii) a reference to any Person includes such Person’s successors and permitted assigns; (xiii) any reference to “days” means calendar days unless Business Days are expressly specified; (xiv) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded; and (xv) unless otherwise stated in this Agreement, references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms thereof. If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the Acquired Group Companies.

(c) Any disclosure with respect to a Section or schedule of this Agreement, including any Section of the Seller Disclosure Schedule, shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Seller Disclosure Schedule, to the extent that the relevance of such disclosure to such other sections or schedules is reasonably apparent on its face.

11.2 Headings; Definitions. The section and article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

11.3 Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts executed and to be performed wholly within such State and without reference to the choice-of-law principles that would result in the application of the Laws of a different jurisdiction.

(b) Each Party irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, solely if such court declines jurisdiction, in any federal court located in the State of Delaware) any Action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such Action may be heard and determined in such court. Each Party hereby irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action. The Parties further agree, (i) to the extent permitted by Law, that final and unappealable judgment against any of them in any Action contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment and (ii) that service of process upon such Party in any such Action shall be effective if notice is given in accordance with Section 11.7.

(c) Each Party to this Agreement waives trial by jury in any Action brought by any of them against the other arising out of or in any way connected with this Agreement, the Commitment Letters or any other agreements executed in connection herewith or the administration thereof or any of the transactions contemplated herein or therein. No Party to this Agreement shall seek a jury trial in any Action based upon, or arising out of, this Agreement or any related instruments or the relationship between the Parties. No Party will seek to consolidate any such Action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived. Each Party to this Agreement certifies that it has been induced to enter into this Agreement or instrument by, among other things, the mutual waivers and certifications set forth above in this Section 11.3. No Party has in any way agreed with or represented to any other Party that the provisions of Section 11.3 will not be fully enforce in all instances.

(d) Notwithstanding anything to the contrary contained in this Section 11.3, each party to this Agreement acknowledges and irrevocably agrees (i) that any legal action, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source arising out of or relating to this Agreement or the Debt Commitment Letters or the performance thereunder shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) that, except to the extent relating to the interpretation of any provisions in this Agreement, the Confidentiality Agreement, the Equity Commitment Letter and/or the Limited Guaranty, any legal action, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source shall be governed by, and construed in accordance with, the Laws of the State of New York, (iii) not to bring or permit any of their Affiliates to bring any such legal action in any other court and (iv) that the provisions of Section 11.3(d) shall apply to any such legal action.

Notwithstanding anything in this Agreement to the contrary, each Party hereby irrevocably and unconditionally agrees that it will not bring or support any litigation against any Financing Source in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction sitting in the Borough of Manhattan of the City of New York, whether a state or federal court, that the provisions of Section 11.3(c) relating to the waiver of jury trial shall apply to any such action, suit or proceeding and that, except to the extent relating to the interpretation of any provisions in this Agreement, the Confidentiality Agreement, the Equity Commitment Letter and/or the Limited Guaranty, any such action, suit or proceeding shall be governed by and construed in accordance with the Laws of the State of New York.

11.4 Entire Agreement. This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto and the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes any prior discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement, and there are no agreements, understandings, representations or warranties between the Parties other than those set forth or referred to in this Agreement.

11.5 No Third-Party Beneficiaries. Except for Sections 5.14, 9.2, 10.2 and 10.3, which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement and the Exhibits and Schedules hereto, is not intended to confer on or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof; provided that each Financing Source shall be a third-party beneficiary of the proviso in Section 11.9, this proviso of Section 11.5, Section 11.3(c) (solely to the extent that it relates to the Financing Sources), Section 11.3(d) and Section 11.17.

11.6 Expenses. Except as set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses unless expressly otherwise contemplated in this Agreement.

11.7 Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and upon delivery if delivered by email or by hand, one (1) Business Day after being sent by Federal Express overnight delivery service, , or when sent in the form of a facsimile and receipt confirmation is received, and shall be directed to the address or facsimile number set forth below (or at such other address or facsimile number as such Party shall designate by like notice):

(a) If to Seller:

Colfax Corporation

420 National Business Parkway

Annapolis Junction, MD 20701

Attention: Brad Tandy

            Daniel Pryor

Facsimile: (301) 323-9001

Email: brad.tandy@colfaxcorp.com

            dan.pryor@colfaxcorp.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

U.S.A

Attention: Daniel Wolf, P.C.

            David B. Feirstein, P.C.

Facsimile: (212) 446-6460

Email: daniel.wolf@kirkland.com

            david.feirstein@kirkland.com

(b) If to Purchaser:

c/o KPS Capital Partners, LP

485 Lexington Avenue, 31st Floor

New York, NY 10017

Attention: Raquel Palmer

Facsimile: (646) 307-7115

Email: rpalmer@kpsfund.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Angelo Bonvino

Facsimile: (212) 492-0570

Email: abonvino@paulweiss.com

11.8 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns; provided, however, that (a) no Party (other than Purchaser as provided below) may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of the other Party to this Agreement and (b) Purchaser may assign any or all of its rights or obligations under this Agreement without the consent of Seller to (i) one or more of its Affiliates or (ii) any Financing Source pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing; provided that, in each case, no assignment shall relieve the assigning party of any of its obligations hereunder.

11.9 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought; provided that any modification or amendment of this proviso of Section 11.9, the proviso to Section 11.5, Section 11.3(c) (solely to the extent that it relates to the Financing Sources), Section 11.3(d) and Section 11.17 and the definitions of Debt Commitment Letters, Debt Financing and Financing Sources that is adverse to the interests of the Financing Sources, will not be effective against the Financing Sources without the prior written consent of the Financing Sources. Either Party to this Agreement may, only by an instrument in writing, waive compliance by the other Party to this Agreement with any term or provision of this Agreement on the part of such other Party to this Agreement to be performed or complied with. The waiver by any Party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

11.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

11.11 Specific Performance.

(a) The Parties acknowledge and agree that (A) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions; (B) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (C) the provisions of Section 9.2 are not intended to and do not adequately compensate Seller for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (D) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither Seller nor Purchaser would have entered into this Agreement. The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by Seller, on the one hand, or Purchaser, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Purchaser pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The Parties further agree that (x) by seeking the remedies provided for in this Section 11.11, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, and (y) nothing set forth in this Section 11.11 shall require any Party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 11.11 prior or as a condition to exercising any termination right under Article IX, nor shall the commencement of any Action pursuant to this Section 11.11 or anything set forth in this Section 11.11 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article IX or pursue any other remedies under this Agreement that may be available then or thereafter.

(b) Notwithstanding Section 11.11(a), it is acknowledged and agreed that the Seller has the right to obtain an injunction, specific performance or other equitable remedy in connection with enforcing Purchaser’s obligation to cause the Equity Financing to be funded and to consummate the Closing if, and only if, (i) the Marketing Period has ended and all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing); (ii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing; (iii) Purchaser fails to consummate the transactions contemplated by this Agreement on the date that it is required to consummate the Closing under Section 2.9; and (iv) Seller has confirmed in a written notice to Purchaser that if specific performance is granted and the Equity Financing and Debt Financing are funded, then it is prepared to consummate the Closing and to take such actions that are required of it by this Agreement to cause the Closing to occur. In no event will Seller be entitled to enforce or seek to enforce specifically Purchaser’s obligation to cause the Equity Financing to be funded or to complete the Sale if the Debt Financing (x) will not be contemporaneously funded with the Equity Financing or (y) has not been funded in full.

11.12 Release.

(a) Effective as of the Closing, Purchaser, on behalf of itself and its Affiliates, including the Acquired Group Companies, hereby unconditionally and irrevocably waives any claims that such Person has or may have in the future against Seller or any of the Retained Subsidiaries, as applicable, releases Seller and each of the Retained Subsidiaries and their respective Representatives from any liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing, including any actions which may be deemed to have been negligent or grossly negligent, relating to or arising out of Contracts with Seller or a Subsidiary thereof or the operation or conduct of any businesses, assets, properties (including activities performed thereat) or operations managed or operated by, or operationally related to, directly or indirectly, the Business or any other businesses of the Seller Persons, except in the case of fraud or for any obligation pursuant to the provisions of this Agreement or the Transition Services Agreement.

(b) Effective as of the Closing, Seller, on behalf of itself and its Affiliates, hereby unconditionally and irrevocably waives any claims that such Person has or may have in the future against the Acquired Group Companies, releases the Acquired Group Companies and their respective Representatives from any liability, obligation or responsibility to any of them for any and all past actions or failures to take action, relating to the operation or conduct of any businesses, assets, properties (including activities performed thereat) or operations managed or operated by, or operationally related to, directly or indirectly, the Business or the Acquired Group Companies prior to the Closing, except, for the avoidance of doubt, for any obligation pursuant to the provisions of this Agreement or the Transition Services Agreement.

11.13 Bulk Sale Laws. Each Party hereby waives compliance by the other Party or its Affiliates, in connection with the transactions contemplated hereby, with the provisions of any applicable bulk sales or bulk transfer or similar Law.

11.14 No Admission. Nothing herein shall be deemed an admission by Seller or other Seller Persons, in any Action or investigation involving a third party, that Seller or such other Seller Persons or any such third party is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

11.15 Further Assurances. Each of the Parties shall, and shall cause its respective Affiliates to, from time to time at the request of another Party, without any additional consideration, furnish such requesting Party such further information or assurances, execute and deliver such additional documents, instruments and conveyances, and take such other actions and do such other things, as may be reasonably necessary or appropriate to carry out the provisions of this Agreement and the Ancillary Agreements and give effect to the transactions contemplated hereby and thereby, including to vest in Purchaser or its designated Affiliates good and valid title to the Equity and the Transferred Assets.

11.16 Counterparts. This Agreement may be executed in counterparts, and by either of the Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic mail in “printable document format” (“.pdf”) or similar format shall be as effective as delivery of a manually executed counterpart of this Agreement.

11.17 Waiver of Claims Against Financing Sources. None of the Financing Sources will have any liability to the Seller or its Affiliates relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither Seller nor any of its Affiliates will have any rights or claims against any of the Financing Sources hereunder or thereunder.

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

COLFAX CORPORATION, as Seller,

By:	/s/ Daniel Pryor
	Name:	Daniel Pryor
	Title:	Authorized Signatory

[Signature Page to Equity and Asset Purchase Agreement]

HOWDEN NORTH AMERICA, INC., as an Equity Selling Entity,

By:	/s/ Daniel Pryor
	Name:	Daniel Pryor
	Title:	Authorized Signatory

[Signature Page to Equity and Asset Purchase Agreement]

ESAB GROUP CANADA INC., as an Equity Selling Entity,

By:	/s/ Daniel Pryor
	Name:	Daniel Pryor
	Title:	Authorized Signatory

[Signature Page to Equity and Asset Purchase Agreement]

COLFAX UK HOLDINGS LIMITED, as an Equity Selling Entity,

By:	/s/ Daniel Pryor
	Name:	Daniel Pryor
	Title:	Authorized Signatory

[Signature Page to Equity and Asset Purchase Agreement]

COLFAX GROUP HOLDINGS GMBH, as an Equity Selling Entity,

By:	/s/ Daniel Pryor
	Name:	Daniel Pryor
	Title:	Authorized Signatory

[Signature Page to Equity and Asset Purchase Agreement]

GRANITE HOLDINGS US ACQUISITION CO., as Purchaser

By:	/s/ Raquel Palmer
	Name:	Raquel Palmer
	Title:	Director

[Signature Page to Equity and Asset Purchase Agreement]

BRILLANT 3047, GMBH, as German Purchaser,

By:	/s/ Florian Almelina
	Name:	Florian Almelina
	Title:	Managing Director

[Signature Page to Equity and Asset Purchase Agreement]

SCHEDULE I-A

Equity Selling Entities

1.	Howden North America, Inc., a Delaware corporation

2.	ESAB Group Canada Inc., an entity organized under the laws of Ontario, Canada.

3.	Colfax UK Holdings Limited, an entity organized under the laws of England and Wales.

4.	Colfax Group Holdings GmbH, a entity organized under the laws of Germany.

SCHEDULE I-B

Acquired Companies

1.	Howden Construction Services, Inc., an entity organized under the laws of Delaware.

2.	Howden American Fan Company, an entity organized under the laws of Delaware.

3.	Howden Roots LLC, an entity organized under the laws of Delaware.

4.	Howden Alphair Ventilating Systems, Inc., an entity organized under the laws of Ontario, Canada.

5.	Weldcure Limited, an entity organized under the laws of England and Wales.

6.	Howden Turbowerke GmbH, an entity organized under the laws of Germany, registered with the commercial register maintained at the local court of Dresden under HRB 1452.

7.	Howden Axial Fans GmbH, an entity organized under the laws of Germany, registered with the commercial register maintained at the local court of Ulm under HRB 660777.

8.	Howden Turbo GmbH, an entity organized under the laws of Germany, registered with the commercial register maintained at the local court of Ludwigshafen am Rhein under HRB 60741.

9.	Buffalo Forge SA de CV, an entity organized under the laws of Mexico.

10.	Immobiliaria Tepalcapa SA de CV, an entity organized under the laws of Mexico.

SCHEDULE II

Accounting Principles

SCHEDULE III

Business Employees

SCHEDULE IV

Excluded Contracts

SCHEDULE V

Excluded Assets

SCHEDULE VI

Assumed Liabilities

SCHEDULE VII

Excluded Liabilities